As filed with the Securities and Exchange Commission on June 25, 2020

No. 333-238870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KLX ENERGY SERVICES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1389**	**36-4904146**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1300 Corporate Center Way
Wellington, Florida 33414
(561) 383-5100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Thomas P. McCaffrey President,
Chief Executive Officer and Chief Financial Officer
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, Florida 33414
(561) 383-5100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Jonathan L. Mann	Valerie Ford Jacob, Esq.	Max L. Bouthillette	Frank Bayouth, Esq.
General Counsel, Vice President — Law and Corporate Secretary	Paul K. Humphreys, Esq. Freshfields Bruckhaus Deringer US LLP	Executive Vice President, General Counsel and Chief Compliance Officer	Eric C. Otness, Esq. Skadden, Arps, Slate, Meagher & Flom LLP
KLX Energy Services Holdings, Inc. 1300 Corporate Center Way Wellington, Florida 33414 (561) 383-5100	601 Lexington Ave. New York, New York 10022 (212) 277-4000	Quintana Energy Services Inc. 1415 Louisiana, Suite 2900 Houston, TX 77002 (832) 518-4094	1000 Louisiana Street Suite 6800 Houston, Texas 77002 (713) 655-5100

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described in the joint proxy statement/prospectus contained herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging Growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY — SUBJECT TO COMPLETION, DATED JUNE 25, 2020

   

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On May 3, 2020, KLX Energy Services Holdings, Inc. ("KLXE"), Quintana Energy Services Inc. ("QES"), Krypton Intermediate, LLC, an indirect wholly owned subsidiary of KLXE ("Acquiror") and Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of KLXE ("Merger Sub"), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the "Merger Agreement"), pursuant to which they agreed to combine in an all stock merger transaction. Pursuant to the Merger Agreement, Merger Sub will merge with and into QES, with QES as the surviving corporation and indirect wholly owned subsidiary of KLXE (the "merger"). Following completion of the merger, the company will retain the KLX Energy Services Holdings, Inc. name and will be headquartered in Houston, Texas. The merger will create an industry-leading provider of asset-light oilfield solutions across the full well lifecycle including drilling, completion and production related products and services.

Upon successful completion of the merger, each issued and outstanding share of QES Common Stock, par value $0.01 per share, will be converted into the right to receive 0.4844 shares (the "Exchange Ratio") of KLXE Common Stock, subject to adjustment for the reverse stock split of KLXE Common Stock expected to be implemented prior to the consummation of the merger as discussed in this joint proxy statement/prospectus. The Exchange Ratio is fixed and will not be adjusted for changes in the market price of either KLXE Common Stock or QES Common Stock between the signing of the Merger Agreement and the Effective Time of the merger. KLXE stockholders will continue to own their existing shares of KLXE Common Stock. Based on the Exchange Ratio, the number of outstanding shares of QES Common Stock (plus the number of shares underlying outstanding QES phantom units and outstanding QES restricted stock units (but excluding cash settled QES restricted stock units)) and the number of outstanding shares of KLXE Common Stock (including KLXE restricted stock awards), it is estimated that KLXE stockholders will own approximately 59% and QES stockholders will own approximately 41%, respectively, of the issued and outstanding shares of KLXE on a fully diluted basis immediately following the Effective Time of the merger. KLXE Common Stock is traded on the Nasdaq Global Select Market ("Nasdaq") under the symbol "KLXE." QES Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "QES." The common stock of the combined company will remain listed on Nasdaq under the symbol "KLXE." We encourage you to obtain updated quotes for the common stock of both KLXE and QES.

KLXE will hold its annual meeting of stockholders (the "KLXE Annual Meeting") to address, among other things, proposals related to the merger. QES will hold a special meeting of its stockholders in connection with the proposed merger (the "QES Special Meeting").

At the KLXE Annual Meeting, KLXE stockholders will be asked to consider and vote on (i) proposals related to the merger and (ii) proposals related to annual meeting items. Specifically, KLXE stockholders will be asked to (1) approve the issuance of KLXE Common Stock to QES stockholders pursuant to the Merger Agreement (the "KLXE Share Issuance Proposal"), (2) approve an amendment to KLXE's amended and restated certificate of incorporation to effect a reverse stock split of KLXE's Common Stock at a ratio within a range of 1-for-5 and 1-for-10, as determined by the KLXE Board of Directors (the "KLXE Board"), in the form attached as Annex B to this joint proxy statement/prospectus (the "KLXE Reverse Stock Split Proposal"), (3) approve an amendment to KLXE's Long-Term Incentive Plan (the "LTIP") to increase the number of shares issuable thereunder, and to provide for an annual limit on the awards to non-employee directors (the "KLXE LTIP Amendment Proposal"), (4) approve the election of two Class II Directors to the KLXE Board of Directors for a term of three years (the "KLXE Director Election Proposal"), (5) approve an amendment to KLXE's Employee Stock Purchase Plan (the "ESPP") to increase the number of shares issuable thereunder (the "KLXE ESPP Amendment Proposal"), (6) ratify the appointment of Deloitte & Touche LLP to serve as KLXE's independent auditor (the "KLXE Auditor Proposal") and (7) approve the adjournment of the KLXE Annual Meeting to solicit additional proxies if there are not sufficient votes cast at the KLXE Annual Meeting to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal. **The KLXE Board unanimously recommends that KLXE stockholders vote "FOR" each of the proposals to be considered at the KLXE Annual Meeting.**

Concurrently with the execution of the Merger Agreement, QES entered into a support agreement (the "KLXE Support Agreement") with Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, pursuant to which Mr. Khoury has agreed, subject to the terms and conditions thereof, to vote his shares of KLXE Common Stock (which represent approximately 4.3% of the outstanding shares of KLXE Common Stock) in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting.

At the QES Special Meeting, QES stockholders will be asked to consider and vote on proposals to (1) adopt the Merger Agreement (the "QES Merger Proposal"), and (2) approve the adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes cast at the QES Special Meeting to approve the QES Merger Proposal. **The QES board unanimously recommends that QES stockholders vote "FOR" each of the proposals to be considered at the QES Special Meeting.**

Concurrently with the execution of the Merger Agreement, KLXE entered into a support agreement (the "QES Support Agreement") with each of Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited, Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P. (together, the "QES Principal Stockholders") pursuant to which the QES Principal Stockholders have agreed, subject to the terms and conditions thereof, to vote their shares of QES Common Stock (which represent approximately 76% of the outstanding shares of QES Common Stock) in favor of the QES Merger Proposal at the QES Special Meeting.

KLXE has chosen to hold the KLXE Annual Meeting and QES has chosen to hold the QES Special Meeting solely via the live webcast and not in a physical location given the public health impact of coronavirus (COVID-19) and the desire to promote the health and safety of their respective stockholders, directors, officers, employees and other constituents.

We cannot complete the merger unless the KLXE stockholders approve the KLXE Share Issuance Proposal and the QES stockholders approve the QES Merger Proposal. **Your vote on these matters is very important regardless of the number of shares you own. Whether or not you plan to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable, please promptly mark, sign and date the accompanying proxy card and return it in the enclosed postage-paid envelope or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.**

The accompanying joint proxy statement/prospectus provides you with important information about the KLXE Annual Meeting and the QES Special Meeting, the merger, and each of the proposals. **We encourage you to read the entire document carefully, in particular the "Risk Factors" section beginning on page 28, for a discussion of risks relating to the merger and the combined company following the merger.**

We look forward to the successful completion of the merger.

Sincerely,

Thomas P. McCaffrey	Christopher J. Baker
President, Chief Executive Officer and Chief Financial Officer	President and Chief Executive Officer
KLX Energy Services Holdings, Inc.	Quintana Energy Services Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the issuance of KLXE Common Stock to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated   , 2020 and is first being mailed to the stockholders of KLXE and QES on or about   , 2020.



KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, Florida 33414
(561) 383-5100

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 24, 2020

To the Stockholders of KLX Energy Services Holdings, Inc.:

Notice is hereby given that KLX Energy Services Holdings, Inc. ("KLXE") will hold the annual meeting of its stockholders (the "KLXE Annual Meeting") virtually at www.meetingcenter.io/296843340, on July 24, 2020, beginning at 10:30 a.m. Eastern Time. KLXE has chosen to hold the KLXE Annual Meeting solely via live webcast and not in a physical location given the public health impact of coronavirus (COVID-19) and the company's desire to promote the health and safety of its stockholders, directors, officers, employees and other constituents. Only stockholders of KLXE as of the close of business on the KLXE Record Date and those who hold a valid proxy for the KLXE Annual Meeting are entitled to participate in the KLXE Annual Meeting. The KLXE Annual Meeting relates to:

a. **proposals in connection with the Agreement and Plan of Merger, dated as of May 3, 2020 (as it may be amended from time to time, the "Merger Agreement")**, a copy of which is attached as Annex A to the joint proxy statement/prospectus of which this notice is a part, by and among KLXE, Krypton Intermediate, LLC, an indirect wholly owned subsidiary of KLXE ("Acquiror"), Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of KLXE ("Merger Sub"), and Quintana Energy Services Inc. ("QES"), pursuant to which Merger Sub will merge with and into QES, with QES surviving the merger as an indirect wholly owned subsidiary of KLXE. Specifically, stockholders will be asked:

1. to approve the issuance of shares of KLXE's common stock, par value $0.01 per share (the "KLXE Common Stock"), to stockholders of QES pursuant to the Merger Agreement (the "**KLXE Share Issuance Proposal**");

2. to approve an amendment to the amended and restated certificate of incorporation of KLXE to effect a reverse stock split of KLXE Common Stock at a ratio within a range of 1-for-5 and 1-for-10, as determined by the KLXE Board, in the form attached as Annex B to this joint proxy statement/prospectus (the "**KLXE Reverse Stock Split Proposal**");

3. to approve an amendment to KLXE's Long-Term Incentive Plan to increase the number of shares issuable thereunder, and to provide for an annual limit on the awards to non-employee directors (the "**KLXE LTIP Amendment Proposal**");

b. proposals in connection with the **regular annual meeting**. Specifically, stockholders will be asked:

4. to approve the election of two Class II Directors (Benjamin A. Hardesty and Stephen M. Ward, Jr.) to the KLXE Board of Directors for a three-year term (the "**KLXE Director Election Proposal**");

5. to approve an amendment to KLXE's Employee Stock Purchase Plan to increase the number of shares issuable thereunder (the "**KLXE ESPP Amendment Proposal**");

6. to approve the annual ratification of the appointment of Deloitte & Touche LLP to serve as KLXE's independent auditor for 2020 (the "**KLXE Auditor Proposal**"); and

c. an adjournment proposal. Specifically, stockholders will be asked:

7. to approve the adjournment of the KLXE Annual Meeting to solicit additional proxies if there are not sufficient votes at the time of the KLXE Annual Meeting to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to KLXE stockholders (the "**KLXE Adjournment Proposal**").

Approval of the KLXE Share Issuance Proposal is required for completion of the merger. None of the other proposals to be considered at the KLXE Annual Meeting, including the KLXE Reverse Stock Split Proposal and the KLXE LTIP Amendment Proposal, is a condition to the obligation of KLXE or QES to complete the merger.

KLXE will transact no other business at the KLXE Annual Meeting except such business as may properly be brought before the KLXE Annual Meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the Merger Agreement attached thereto as Annex A, contains further information with respect to these matters.

Only holders of record of KLXE Common Stock at the close of business on June 25, 2020, the record date for voting at the KLXE Annual Meeting (the "KLXE Record Date"), are entitled to notice of and to vote at the KLXE Annual Meeting and any adjournments or postponements thereof.

The board of directors of KLXE (the "KLXE Board") has unanimously determined that the Merger Agreement and the merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, KLXE and the holders of shares of KLXE Common Stock. **The KLXE Board unanimously recommends that KLXE stockholders vote "FOR" the KLXE Share Issuance Proposal, "FOR" the KLXE Reverse Stock Split Proposal and "FOR" the KLXE LTIP Amendment Proposal.**

In addition, the KLXE Board unanimously recommends that KLXE stockholders vote "FOR" the KLXE Director Election Proposal, "FOR" the KLXE ESPP Amendment Proposal, "FOR" the KLXE Auditor Proposal and "FOR" the KLXE Adjournment Proposal.

Your vote is very important regardless of the number of shares of KLXE Common Stock you own. KLXE cannot complete the transactions contemplated by the Merger Agreement without approval of the KLXE Share Issuance Proposal. Assuming a quorum is present, the approval of the KLXE Share Issuance Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat.

If you plan to attend the KLXE Annual Meeting virtually on the Internet, please follow the registration instructions as outlined in this joint proxy statement/prospectus. The password for the KLXE Annual Meeting is KLXE2020.

Whether or not you plan to attend the KLXE Annual Meeting, KLXE urges you to please promptly mark, sign and date the accompanying proxy card and return it in the enclosed postage-paid envelope so that your shares may be represented and voted at the KLXE Annual Meeting. If you hold your shares through a broker, bank or other nominee in "street name" (instead of as a registered holder) and you wish to vote at the KLXE Annual Meeting, you must obtain a legal proxy from your bank, broker or other nominee in order to vote at the KLXE Annual Meeting.

If you have any questions about the merger, please contact KLXE at (561) 383-5100 or write to KLX Energy Services Holdings, Inc., Attn: Corporate Secretary, 1300 Corporate Center Way, Wellington, Florida 33414.



Quintana Energy Services Inc.
1415 Louisiana, Suite 2900
Houston, TX 77002
(832) 518-4094

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 24, 2020

To the Stockholders of Quintana Energy Services Inc.:

Notice is hereby given that Quintana Energy Services Inc. ("QES") will hold a special meeting of its stockholders (the "QES Special Meeting") virtually at www.virtualshareholdermeeting.com/QES2020SM, on July 24, 2020, beginning at 10:00 a.m., Central Time. QES has chosen to hold the QES Special Meeting solely via live webcast and not in a physical location given the public health impact of coronavirus (COVID-19) and the company's desire to promote the health and safety of QES stockholders, directors, officers, employees and other constituents. At the QES Special Meeting, QES stockholders will be asked:

1. **to adopt the Agreement and Plan of Merger, dated as of May 3, 2020 (as it may be amended from time to time, the "Merger Agreement")**, a copy of which is attached as Annex A to the joint proxy statement/prospectus of which this notice is a part, by and among KLX Energy Services Holdings, Inc. ("KLXE"), Krypton Intermediate, LLC, an indirect wholly owned subsidiary of KLXE ("Acquiror"), Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of KLXE ("Merger Sub"), and QES, pursuant to which Merger Sub will merge with and into QES, with QES surviving the merger as an indirect wholly owned subsidiary of KLXE, and each outstanding share of QES's common stock, par value $0.01 ("QES Common Stock") (with certain exceptions described in the accompanying joint proxy statement/prospectus) will be cancelled and converted into the right to receive 0.4844 shares of KLXE's Common Stock, par value $0.01 per share (the "**QES Merger Proposal**"); and

2. to approve the adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the QES Special Meeting to approve the QES Merger Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/ prospectus is timely provided to QES stockholders (the "**QES Adjournment Proposal**").

QES will transact no other business at the QES Special Meeting except such business as may properly be brought before the QES Special Meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the Merger Agreement attached thereto as Annex A, contains further information with respect to these matters.

Only holders of record of QES Common Stock at the close of business on June 22, 2020, the record date for voting at the QES Special Meeting (the "QES Record Date"), are entitled to notice of and to vote at the QES Special Meeting and any adjournments or postponements thereof.

The board of directors of QES (the "QES Board") has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, on the terms and subject to the conditions set forth in the Merger Agreement. **The QES Board unanimously recommends that QES stockholders vote "FOR" the QES Merger Proposal and "FOR" the QES Adjournment Proposal.**

Your vote is very important regardless of the number of shares of QES Common Stock you own. QES cannot complete the transactions contemplated by the Merger Agreement, including the merger, without approval of the QES Merger Proposal. Assuming a quorum is present, approval of the QES Merger information included in the registration statement or in the exhibits or schedules to the registration statement. You may read the registration statement, including any amendments, schedules and exhibits thereto at the SEC's website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement. You may request copies from:

<table>
<tr><td align="center">For KLXE stockholders:</td><td align="center">For QES stockholders:</td></tr>
<tr><td align="center">KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, Florida 33414
(561) 383-5100
Attention: Corporate Secretary</td><td align="center">Quintana Energy Services Inc.
1415 Louisiana, Suite 2900
Houston, TX 77002
(832) 518-4094
Attention: Corporate Secretary</td></tr>
</table>

Georgeson LLC
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Stockholders, banks and brokers may call toll free:
1-800-509-1312
Or (781) 575-2137 (for all those outside of the U.S.)

If you would like to request any documents, please do so by July 17, 2020, which is five business days prior to the date of the KLXE Annual Meeting and the QES Special Meeting, in order to receive them before the applicable meeting.

For a more detailed description of where you can find information about KLXE and QES, please see "Where You Can Find More Information."

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of KLXE or QES, may have regarding the merger and the other matters being considered at the KLXE Annual Meeting and the QES Special Meeting, and brief answers to those questions. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety. Additional important information is contained in the annexes to this joint proxy statement/prospectus.

Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to KLXE's proposed reverse stock split (the "reverse stock split"), as described in KLXE Proposal 2 beginning on page 57 of this joint proxy statement/prospectus.

Q: Why am I receiving this joint proxy statement/prospectus?

A: This joint proxy statement/prospectus serves as a proxy statement for the KLXE Annual Meeting and the QES Special Meeting.

You are receiving this joint proxy statement/prospectus because KLXE and QES have agreed to combine in an all stock merger transaction. The combined company will retain the KLX Energy Services corporate name and the company's listing will remain on Nasdaq under the ticker "KLXE." As referred to in this joint proxy statement/prospectus, the "Effective Time" means the date and time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or such later date and time as may be agreed by KLXE and QES in writing and specified in the certificate of merger. The Merger Agreement governs the terms of the merger of KLXE and QES and is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, among other things:

- KLXE stockholders must approve the issuance of KLXE Common Stock to QES stockholders in connection with the merger in accordance with the Listing Rules of Nasdaq; and

- QES stockholders must adopt the Merger Agreement in accordance with the Delaware General Corporation Law (the "DGCL").

This joint proxy statement/prospectus serves as both the proxy statement through which KLXE and QES will solicit proxies to obtain the necessary stockholder approvals for the merger and as the prospectus by which KLXE will issue shares of the KLXE Common Stock as consideration in the merger. In addition, this joint proxy statement/prospectus serves as the proxy statement through which KLXE will solicit proxies for (i) an amendment to the amended and restated certificate of incorporation of KLXE to effect a reverse stock split of KLXE Common Stock at a ratio within a range of 1-for-5 and 1-for-10, as determined by the KLXE Board, in the form attached as Annex B to this joint proxy statement/prospectus, (ii) an amendment to KLXE's Long-Term Incentive Plan to increase the number of shares issuable thereunder, (iii) the election of two Class II Directors (Benjamin A. Hardesty and Stephen M. Ward, Jr.) to the KLXE Board of Directors for a three-year term, (iv) an amendment to KLXE's Employee Stock Purchase Plan to increase the number of shares issuable thereunder and (v) the annual ratification of the appointment of Deloitte & Touche LLP as its independent auditor for 2020.

This joint proxy statement/prospectus, which you should carefully read in its entirety, contains important information about the merger, the share issuance and other matters.

Q: What will happen in the merger?

A: The Merger Agreement sets forth the terms and conditions of the proposed merger of KLXE and QES. Under the Merger Agreement, Merger Sub will merge with and into QES, with QES as the surviving corporation and an indirect wholly owned subsidiary of KLXE.

The Merger Agreement is attached to this joint proxy statement/prospectus as Annex A. For a more complete discussion of the proposed merger, its effects and the other transactions contemplated by the Merger Agreement, please see "The Merger."

Q: **When and where will the KLXE Annual Meeting and the QES Special Meeting take place?**

A: The KLXE Annual Meeting will be held virtually at 10:30 a.m., Eastern Time, on July 24, 2020. The KLXE Annual Meeting can be accessed by visiting www.meetingcenter.io/296843340, where KLXE stockholders will be able to participate and vote online. KLXE encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the registration instructions as outlined in this joint proxy statement/prospectus. The password for the KLXE Annual Meeting is KLXE2020.

The QES Special Meeting will be held virtually at 10:00 a.m., Central Time, on July 24, 2020. The QES Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/QES2020SM, where QES stockholders will be able to participate and vote online. Online access will begin at 9:45 a.m., Central Time, and QES encourages its stockholders to access the meeting prior to the start time.

KLXE has chosen to hold the KLXE Annual Meeting and QES has chosen to hold the QES Special Meeting solely via the Internet and not in a physical location given the public health impact of coronavirus (COVID-19) and the desire to promote the health and safety of their respective stockholders, directors, officers, employees and other constituents.

Even if you plan to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable, KLXE and QES recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable. Shares held in "street name" may be voted by you at your respective company's special meeting or annual meeting, as applicable, only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to directly vote the shares.

Q: **How important is my vote?**

A: Your vote "**FOR**" each proposal presented at the KLXE Annual Meeting or the QES Special Meeting, as applicable, is very important, and you are encouraged to submit a proxy as soon as possible. The merger between KLXE and QES cannot be completed without the approval of the KLXE Share Issuance Proposal by the KLXE stockholders and the approval of the QES Merger Proposal by the QES stockholders.

Q: **What constitutes a quorum, and what vote is required to approve each proposal at the KLXE Annual Meeting and the QES Special Meeting?**

A: *KLXE.* The holders of a majority of the outstanding shares of KLXE Common Stock entitled to vote at the KLXE Annual Meeting must be represented at the KLXE Annual Meeting in person or by proxy in order to constitute a quorum.

Assuming a quorum is present, approval of each of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal and the KLXE Auditor Proposal, and, in the event that a quorum is not present, approval of the KLXE Adjournment Proposal, requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. Accordingly, with respect to a KLXE stockholder who is present or represented by proxy at the KLXE Annual Meeting, a KLXE stockholder's abstention from voting or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee, which will result in a broker non-vote) will have the same effect as a vote "against" the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Adjournment Proposal and the KLXE Auditor Proposal (except in the event a bank, broker or other nominee exercises its discretionary authority to vote "for" the KLXE Auditor Proposal).

Approval of the KLXE Reverse Stock Split Proposal requires the affirmative vote of a majority of the outstanding shares of KLXE Common Stock entitled to vote thereon. Accordingly, a KLXE stockholder's abstention from voting or the failure of a KLXE stockholder to vote (including the converted, a "Converted PSU") with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) (x) in the case of any QES PSU granted prior to 2020, the number of shares of QES Common Stock subject to such QES PSU, based upon the actual level of performance previously determined by QES's Compensation Committee in accordance with the applicable QES PSU, rounded up to the nearest whole share, and (y) in the case of any QES PSU granted in 2020, the number of shares of QES Common Stock subject to such QES PSU, based upon the actual level of performance as of May 1, 2020 (the last trading day for QES Common Stock on the NYSE immediately prior to the date of announcement of the Merger Agreement), with strategic performance goals deemed satisfied at 100% and (B) the Exchange Ratio, rounded up to the nearest whole share. Each such Converted PSU will otherwise be subject to the same terms and conditions, including any vesting requirements and terms of settlement (other than as described below), as were applicable to the converted QES PSU immediately prior to the Effective Time.

The following Converted PSUs will be settled solely in cash at the time such Converted PSUs become fully vested: (i) the portion of Converted PSUs exchanged for QES PSUs granted in 2019 that were determined to have been earned based on discretionary performance goals and (ii) the portion of Converted PSUs exchanged for QES PSUs granted in 2020 that are subject to strategic performance goals.

Any shares of QES Common Stock that remain available for issuance pursuant to any QES equity plan (the "Residual Shares") will be converted into the number of shares of KLXE Common Stock equal to the product of the number of such Residual Shares and the Exchange Ratio. It is expected that there will be no Residual Shares.

Q: How will KLXE stockholders be affected by the merger?

A: Upon completion of the merger, each KLXE stockholder will hold the same number of shares of KLXE Common Stock that such stockholder held immediately prior to completion of the merger, subject to the reverse stock split (if effectuated). As a result of the merger, KLXE will be a larger company with a more diverse business base. However, because KLXE will issue additional shares of KLXE Common Stock to QES stockholders in exchange for their shares of QES Common Stock, each share of KLXE Common Stock outstanding prior to the merger will (subject to the reverse stock split, if effectuated) represent a smaller percentage of the aggregate number of shares of KLXE outstanding after the merger.

Q: Will KLXE equity awards be affected by the merger?

A: All KLXE restricted shares will remain in effect in accordance with their terms; provided, however, that each outstanding restricted stock award held immediately prior to the Effective Time by each member of the KLXE Board will become fully vested upon the Effective Time, as will restricted stock awards held as of immediately prior to the Effective Time by KLXE's executive officers and certain other KLXE employees whose employment is terminated in connection with the merger. For a more complete description, please see "The Merger — Interests of KLXE's Directors and Executive Officers in the Merger."

Q: What will happen to the KLXE LTIP?

A: The LTIP will remain in effect in accordance with its terms. In anticipation of the needs of the combined company to provide long-term compensation to its service providers following the merger, KLXE proposes an amendment to the LTIP (the "LTIP Amendment"). The LTIP Amendment would increase the total number of shares of KLXE Common Stock reserved for issuance under the LTIP by 6,250,000 shares in order to allow KLXE to grant equity awards to employees and directors in the ordinary course of business. In addition, the LTIP Amendment would provide for a $500,000 annual limit on the aggregate grant date fair value of awards to non-employee directors. For a more complete description, please see "KLXE Proposal 3 — Amendment to the KLXE Long-Term Incentive Plan."

Q: What will happen to the KLXE ESPP?

A: No shares will be purchased for the current offering period ending June 30, 2020, as participants have received refunds of their payroll deductions. No new offering period will commence prior to closing. KLXE proposes an amendment to the ESPP (the "ESPP Amendment") to increase the total number of shares of KLXE Common Stock reserved for issuance under the ESPP by 1,500,000 shares in order to allow eligible employees to purchase shares of KLXE Common Stock in accordance with past practice following closing. For a more complete description, please see "KLXE Proposal 5 — Amendment to the KLXE Employee Stock Purchase Plan."

Q: What will the composition of the board of directors and management of KLXE be following completion of the merger?

A: The Merger Agreement provides, among other things, as of the Effective Time, the KLXE Board will be comprised of nine directors, consisting of (a) five directors to be designated by KLXE (the "KLXE Designees") and (b) four directors to be designated by QES (the "QES Designees"). At the Effective Time, (i) Christopher J. Baker, the current President and Chief Executive Officer of QES, will serve as President and Chief Executive Officer of KLXE, (ii) Keefer M. Lehner, the current Executive Vice President and Chief Financial Officer of QES, will serve as Executive Vice President and Chief Financial Officer of KLXE, (iii) John T. Collins, the current Chairman of the KLXE Board, will serve as Non-Executive Chairman of the KLXE Board, (iv) Thomas P. McCaffrey, the current President, Chief Executive Officer and Chief Financial Officer of KLXE and a current member of the KLXE Board, will serve as a director on the KLXE Board and Chairman of the Integration Committee and (v) Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, will resign from the KLXE Board and continue to provide strategic advice to KLXE as a consultant. The Merger Agreement provides that KLXE will have, in addition to other committees, an integration committee charged with overseeing the integration of the combined company following the Effective Time (the "KLXE Integration Committee"). The KLXE Integration Committee will consist of Thomas P. McCaffrey as chair, one additional director designated by KLXE and two directors designated by QES.

Pursuant to KLXE's amended and restated certificate of incorporation, the KLXE Board is divided into three classes, each as nearly equal in number as possible, so that each director (in certain circumstances after a transitional period) will serve for three years, with one class of directors being elected each year. Two QES Designees and one KLXE Designee will be allocated to the class of directors whose term expires at the 2021 KLXE annual meeting (Class III), two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2022 KLXE annual meeting (Class I) and two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2023 KLXE annual meeting (Class II). The individuals expected to serve on the KLXE Board following the Effective Time include, as KLXE Designees: John T. Collins, Richard G. Hamermesh, Thomas P. McCaffrey, Stephen M. Ward, Jr., and John T. Whates, Esq., and as QES Designees: Dalton Boutté, Jr., Gunnar Eliassen, Corbin J. Robertson, Jr., and Dag Skindlo. Following the Effective Time, Gunnar Eliassen, Richard G. Hamermesh and John T. Whates, Esq., will serve as Class I Directors, John T. Collins, Dag Skindlo and Stephen M. Ward, Jr., will serve as Class II Directors and Dalton Boutté, Jr., Thomas P. McCaffrey and Corbin J. Robertson, Jr., will serve as Class III Directors.

Separate and apart from the above, KLXE's stockholders are being asked at the KLXE Annual Meeting to vote on the election of two Class II Directors (Benjamin A. Hardesty and Stephen M. Ward, Jr.) to the KLXE Board for a three-year term. Messrs. Hardesty and Ward will serve as Class II Directors from the date of the KLXE Annual Meeting until the consummation of the merger or, if the merger is not consummated, for the duration of their term, unless they earlier retire, resign or are removed. If the merger is consummated Mr. Ward will continue to serve on the KLXE Board as a Class II director and Mr. Hardesty will resign from the KLXE Board.

Q: **How does the KLXE Board recommend that I vote at the KLXE Annual Meeting?**

A: The KLXE Board unanimously recommends that you vote "**FOR**" the KLXE Share Issuance Proposal, "**FOR**" the KLXE Reverse Stock Split Proposal, "**FOR**" the KLXE LTIP Amendment Proposal, "**FOR**" the KLXE Director Election Proposal, "**FOR**" the KLXE ESPP Amendment Proposal, "**FOR**" the KLXE Auditor Proposal and "**FOR**" the KLXE Adjournment Proposal.

Q: **How does the QES Board recommend that I vote at the QES Special Meeting?**

A: The QES Board unanimously recommends that you vote "**FOR**" the QES Merger Proposal and "**FOR**" the QES Adjournment Proposal.

Q: **Who is entitled to vote at the KLXE Annual Meeting?**

A: The KLXE Record Date for the KLXE Annual Meeting is June 25, 2020. All holders of shares of KLXE Common Stock who held shares at the close of business on the KLXE Record Date are entitled to receive notice of, and to vote at, the KLXE Annual Meeting. Each such holder of KLXE Common Stock is entitled to cast one vote on each matter properly brought before the KLXE Annual Meeting for each share of KLXE Common Stock that such holder owned of record as of the record date. Please see "The KLXE Annual Meeting — Voting at the KLXE Annual Meeting" for instructions on how to vote your shares without attending the KLXE Annual Meeting.

KLXE is commencing its solicitation of proxies on or about June 29, 2020, and KLXE will continue to solicit proxies until the date of the KLXE Annual Meeting. Proxies delivered prior to the KLXE Record Date will be valid and effective so long as the holder providing the proxy is a holder on the KLXE Record Date. If you are not a holder of record on the KLXE Record Date, any proxy you deliver will not be counted. If you deliver a proxy prior to the KLXE Record Date and remain a holder on the KLXE Record Date, you do not need to deliver another proxy after the KLXE Record Date. If you deliver a proxy prior to the KLXE Record Date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of KLXE Common Stock you own on the KLXE Record Date, even if that number is different from the number of shares of KLXE Common Stock you owned when you executed and delivered your proxy card.

Q: **Who is entitled to vote at the QES Special Meeting?**

A: The QES Record Date for the QES Special Meeting is June 22, 2020. All holders of shares of QES Common Stock who held shares at the close of business on the QES Record Date are entitled to receive notice of, and to vote at, the QES Special Meeting. Each such holder of QES Common Stock is entitled to cast one vote on each matter properly brought before the QES Special Meeting for each share of QES Common Stock that such holder owned of record as of the record date. Please see "The QES Special Meeting — Voting at the QES Special Meeting" for instructions on how to vote your shares without attending the QES Special Meeting.

QES is commencing its solicitation of proxies on or about June 29, 2020, and QES will continue to solicit proxies until the date of the QES Special Meeting. Proxies delivered prior to the QES Record Date will be valid and effective so long as the holder providing the proxy is a holder on the QES Record Date. If you are not a holder of record on the QES Record Date, any proxy you deliver will not be counted. If you deliver a proxy prior to the QES Record Date and remain a holder on the QES Record Date, you do not need to deliver another proxy after the QES Record Date. If you deliver a proxy prior to the QES Record Date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of QES Common Stock you own on the QES Record Date, even if that number is different from the number of shares of QES Common Stock you owned when you executed and delivered your proxy card.

Q: **What is a proxy?**

A: A stockholder's legal designation of another person to vote shares of such stockholder's common stock at a special or annual meeting is referred to as a proxy. The document used to designate a proxy to vote your shares of common stock is called a proxy card.

Q: How many votes do I have for the KLXE Annual Meeting?

A: Each KLXE stockholder is entitled to one vote for each share of KLXE Common Stock held of record as of the close of business on the KLXE Record Date. As of the close of business on June 25, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, there were 24,861,932 outstanding shares of KLXE Common Stock.

Q: How many votes do I have for the QES Special Meeting?

A: Each QES stockholder is entitled to one vote for each share of QES Common Stock held of record as of the close of business on the QES Record Date. As of the close of business on June 22, 2020, the QES Record Date, there were 33,755,987 outstanding shares of QES Common Stock.

Q: Where will KLXE Common Stock be publicly traded following consummation of the merger?

A: The KLXE Common Stock will continue to trade on Nasdaq under the symbol "KLXE" following consummation of the merger.

Q: What happens if the merger is not completed?

A: If the KLXE Share Issuance Proposal or the QES Merger Proposal is not approved or if the merger is not completed for any other reason, QES stockholders will not receive any merger consideration for their shares of QES Common Stock in connection with the merger. Instead, KLXE and QES will each remain independent public companies, the KLXE Common Stock will continue to be listed and traded on Nasdaq, the QES Common Stock will continue to be listed and traded on the NYSE, and KLXE will not complete the share issuance pursuant to the Merger Agreement as contemplated by the KLXE Share Issuance Proposal. If the Merger Agreement is terminated under certain specified circumstances, KLXE or QES, as applicable, may be required to pay to the other party a termination fee of $3,000,000 and/or reimburse expenses up to $1,500,000. Please see "The Merger Agreement — Termination of the Merger Agreement — Termination Fees" for a more detailed discussion of the termination fees.

Approval of the KLXE Reverse Stock Split Proposal is not conditioned upon approval of the KLXE Share Issuance Proposal or completion of the merger and, as a result, if the KLXE stockholders vote to approve the KLXE Reverse Stock Split Proposal, KLXE may elect to effect the reverse stock split, regardless of whether the merger closes.

The KLXE Director Election Proposal and the KLXE Auditor Proposal are unrelated to the KLXE stockholder proposals pertaining to the merger and the share issuance and, as a result, if the KLXE stockholders vote to approve the KLXE Director Election Proposal and/or the KLXE Auditor Proposal, KLXE will implement these proposals regardless of whether the merger closes or any or all of the other proposals put forth before the KLXE stockholders in this joint proxy statement/prospectus are approved.

Q: What is a "broker non-vote"?

A: Under the rules of the NYSE, banks, brokers and other nominees may use their discretion to vote "uninstructed" shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under NYSE rules the KLXE Auditor Proposal is, and we believe the KLXE Reverse Stock Split Proposal is, considered a "routine" matter. All of the other proposals currently scheduled for consideration at the KLXE Annual Meeting, and all of the proposals currently scheduled for consideration at the QES Special Meeting, are "non-routine" matters. These NYSE rules are applicable to the votes to be held at both the QES Special Meeting and the KLXE Annual Meeting, even though the KLXE Common Stock is currently listed on Nasdaq.

A "broker non-vote" occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the rules of the NYSE, the KLXE Auditor Proposal is, and we believe the KLXE Reverse Stock Split Proposal is, considered a "routine" matter for which brokers may have discretionary authority to vote. None of the other proposals currently scheduled to be voted on at the KLXE Annual Meeting are considered "routine" matters for which brokers may have discretionary authority to vote. Therefore, there may be broker non-votes at the KLXE Annual Meeting. Because none of the proposals currently scheduled to be voted on at the QES Special Meeting are routine matters for which brokers may have discretionary authority to vote, QES does not expect there to be any broker non-votes at the QES Special Meeting (except to the extent that a beneficial owner provides voting instructions for one, but not both, of the proposals being considered at the QES Special Meeting).

Q: What if I hold shares in both KLXE and QES?

A: If you are both a KLXE stockholder and a QES stockholder, you will receive two separate packages of proxy materials. A vote cast as a KLXE stockholder will not count as a vote cast as a QES stockholder, and a vote cast as a QES stockholder will not count as a vote cast as a KLXE stockholder. **Please submit separate proxies for your shares of KLXE Common Stock and your shares of QES Common Stock**.

Q: How can I vote my shares and participate at the KLXE Annual Meeting?

A: KLXE stockholders and proxy holders will be able to participate in the KLXE Annual Meeting online during the meeting by visiting www.meetingcenter.io/296843340. You also will be able to vote your shares electronically at the KLXE Annual Meeting.

The meeting will begin promptly at 10:30 a.m., Eastern Time, on July 24, 2020. KLXE encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the registration instructions as outlined in this joint proxy statement/prospectus. The password for the KLXE Annual Meeting is KLXE 2020.

To register to attend the KLXE Annual Meeting online by webcast KLXE stockholders must submit proof of their proxy power (legal proxy) reflecting their KLXE holdings along with their name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 p.m., Eastern Time, on July 20, 2020.

KLXE stockholders will receive a confirmation of their registration by email after their registration materials are received.

Requests for registration should be directed to Computershare at the following addresses:

By email

Forward the email from the broker, or attach an image of the legal proxy, to legalproxy@computershare.com

By mail

Computershare
KLXE Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Shares of KLXE Common Stock held directly in your name as the stockholder of record of KLXE may be voted at the KLXE Annual Meeting. Shares of KLXE Common Stock held in "street name" may be voted by you at the KLXE Annual Meeting only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares.

Even if you plan to attend the KLXE Annual Meeting, KLXE recommends that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the KLXE Annual Meeting.

Additional information on attending the KLXE Annual Meeting can be found under "The KLXE Annual Meeting."

Q: **How can I vote my shares and participate at the QES Special Meeting?**

A: QES stockholders and proxy holders will be able to participate in the QES Special Meeting online during the meeting by visiting www.virtualshareholdermeeting.com/QES2020SM. You also will be able to vote your shares electronically at the QES Special Meeting.

To participate in the QES Special Meeting, you will need the 16-digit control number included on your proxy card, or on the instructions that accompanied your proxy materials.

The meeting will begin promptly at 10:00 a.m., Central Time, on July 24, 2020. Online access will begin at 9:45 a.m., Central Time, and QES encourages its stockholders to access the meeting prior to the start time.

Shares held directly in your name as the stockholder of record of QES may be voted at the QES Special Meeting. Shares held in "street name" may be voted by you at the QES Special Meeting only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares.

Even if you plan to attend the QES Special Meeting, QES recommends that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the QES Special Meeting.

Additional information on attending the QES Special Meeting can be found under "The QES Special Meeting."

Q: **How can I vote my shares without attending the KLXE Annual Meeting or the QES Special Meeting, as applicable?**

A: Whether you hold your shares directly as a stockholder of record of KLXE or QES or beneficially in "street name," you may direct your vote by proxy without attending the KLXE Annual Meeting or the QES Special Meeting, as applicable. You can vote by proxy by mail, over the Internet or by telephone by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in "street name," you should follow the voting instructions provided by your bank, broker or other nominee.

Additional information on voting procedures can be found under "The KLXE Annual Meeting" and "The QES Special Meeting."

Q: **What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in "street name?"**

A: If your shares of common stock in KLXE are registered directly in your name with Computershare, the transfer agent for KLXE, or if your shares of common stock in QES are registered directly in your name with American Stock Transfer & Trust Company, the transfer agent for QES, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy directly to KLXE or QES or to a third party to cast your vote, at the KLXE Annual Meeting or the QES Special Meeting, as applicable.

If your shares of common stock in KLXE or QES are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in "street name," and your bank, broker or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. If your shares are so held in "street name," you are invited to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable, but you may not vote these shares at the applicable stockholder meeting unless you obtain a signed legal proxy from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the KLXE Annual Meeting or the QES Special Meeting, as applicable.

Q: **If my shares of KLXE Common Stock or QES Common Stock are held in "street name" by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?**

A: Under the rules of the NYSE, your bank, broker or other nominee will only be permitted to vote your shares of KLXE Common Stock or QES Common Stock, as applicable, with respect to "non-routine" matters if you instruct your bank, broker or other nominee how to vote, but will be permitted to vote your shares with respect to "routine" matters. Under NYSE rules the KLXE Auditor Proposal is, and we believe the KLXE Reverse Stock Split Proposal is, considered a "routine" matter. All of the other proposals currently scheduled for consideration at the KLXE Annual Meeting, and all of the proposals currently scheduled for consideration at the QES Special Meeting, are "non-routine" matters. To make sure that your shares are voted with respect to such matters, you should instruct your bank, broker or other nominee how you wish to vote your shares in accordance with the procedures provided by your bank, broker or other nominee regarding the voting of your shares.

For KLXE stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares, assuming your bank, broker or other nominee is present on your behalf at the KLXE Annual Meeting, will be the same as a vote "against" the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal (except in the event your bank, broker or other nominee exercises its discretionary authority to vote "for" the KLXE Reverse Stock Split Proposal), the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal (except in the event your bank, broker or other nominee exercises its discretionary authority to vote "for" the KLXE Auditor Proposal) and the KLXE Adjournment Proposal, but will have no effect on the KLXE Director Election Proposal.

For QES stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares will be the same as a vote "against" the QES Merger Proposal, and assuming your bank, broker or other nominee is present on your behalf at the QES Special Meeting, will be the same as a vote "against" the QES Adjournment Proposal.

Q: **What should I do if I receive more than one set of voting materials for a stockholder meeting?**

A: If you hold shares of KLXE Common Stock or QES Common Stock in "street name" and also directly in your name as a stockholder of record or otherwise, or if you hold shares of KLXE Common Stock or QES Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the KLXE Annual Meeting or the QES Special Meeting, as applicable.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card, or you may cast your vote by telephone or Internet as provided on each proxy card, or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of KLXE Common Stock or QES Common Stock are voted.

"Street name" Holders. For shares held in "street name" through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q: **If a stockholder gives a proxy, how are the shares of KLXE Common Stock or QES Common Stock voted?**

A: Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of KLXE Common Stock or QES Common Stock in the way that you indicate. When completing the proxy card or the Internet or telephone processes, you may specify whether your shares of KLXE Common Stock or QES Common Stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the KLXE Annual Meeting or the QES Special Meeting, as applicable.

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/ prospectus and does not contain all of the information that may be important to you as a KLXE stockholder or a QES stockholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read this entire joint proxy statement/prospectus carefully, including its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items.

The Parties to the Merger (See page 47)

KLX Energy Services Holdings, Inc.

KLXE is a leading provider of completion, intervention and production services and products to the major onshore oil and gas producing regions of the United States. KLXE offers a range of differentiated, complementary technical services and related tools and equipment in challenging environments that provide "mission critical" solutions for its customers throughout the life cycle of the well. Shares of KLXE Common Stock are traded on Nasdaq under the symbol "KLXE." KLXE's principal executive offices are located at 1300 Corporate Center Way, Wellington, Florida 33414 and its telephone number is (561) 383-5100.

Quintana Energy Services Inc.

QES is a provider of diversified oilfield services to leading onshore oil and natural gas exploration and production companies operating in both conventional and unconventional plays in all of the active major basins throughout the U.S. QES's primary services include directional drilling, snubbing, coiled tubing, wireline services and pressure pumping. QES offers a complementary suite of products and services to a broad customer base that is supported by in-house manufacturing, repair and maintenance capabilities. Shares of QES Common Stock are traded on the NYSE under the symbol "QES." QES's principal executive offices are located at 1415 Louisiana, Suite 2900, Houston, TX 77002 and its telephone number is (832) 518-4094.

Krypton Intermediate, LLC

Acquiror is an indirect wholly owned subsidiary of KLXE. Acquiror was formed by KLXE solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement. Acquiror's principal executive offices are located at 1300 Corporate Center Way, Wellington, Florida 33414 and its telephone number is (561) 383-5100.

Krypton Merger Sub, Inc.

Merger Sub is an indirect wholly owned subsidiary of KLXE and a direct subsidiary of Acquiror. Merger Sub was formed by KLXE solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement. Merger Sub's principal executive offices are located at 1300 Corporate Center Way, Wellington, Florida 33414 and its telephone number is (561) 383-5100.

The Merger and the Merger Agreement (See pages 91 and 136)

The terms and conditions of the merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the Merger Agreement, Merger Sub will merge with and into QES. At the Effective Time, the separate existence of Merger Sub will cease, with QES as the surviving corporation and an indirect wholly owned subsidiary of KLXE. Following the merger, QES Common Stock will be delisted from the NYSE, will be deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (See page 137)

At the Effective Time, each share of QES Common Stock (other than QES Excluded Shares) will be converted into the right to receive 0.4844 shares of KLXE Common Stock, subject to adjustment in the event that the reverse stock split is effectuated prior to the Effective Time.

The Exchange Ratio is fixed, which means that it will not change between now and the Effective Time, regardless of changes in the market price of QES Common Stock and KLXE Common Stock. No fractional shares of KLXE Common Stock will be issued upon the conversion of shares of QES Common Stock pursuant to the Merger Agreement. Each QES stockholder who otherwise would have been entitled to receive a fraction of a share of KLXE Common Stock will be entitled to receive cash in lieu of a fractional share.

KLXE stockholders will continue to own their existing shares of KLXE Common Stock, which will not be affected by the merger.

The KLXE Annual Meeting (See page 49)

The KLXE Annual Meeting will be held virtually at www.meetingcenter.io/296843340, on July 24, 2020, at 10:30 a.m. Eastern Time. The KLXE Annual Meeting is being held to consider the following proposals which stockholders will be asked to vote on:

Proposals related to the merger:

- *Proposal 1 — the KLXE Share Issuance Proposal:* to approve the issuance of KLXE Common Stock to QES stockholders in connection with the merger;

- *Proposal 2 — the KLXE Reverse Stock Split Proposal:* to approve an amendment to the amended and restated certificate of incorporation of KLXE to effect a reverse stock split of KLXE's Common Stock at a ratio within a range of 1-for-5 and 1-for-10, as determined by the KLXE Board, in the form attached as Annex B to this joint proxy statement/prospectus;

- *Proposal 3 — the KLXE LTIP Amendment Proposal:* to approve the amendment of KLXE's Long-Term Incentive Plan to increase the number of shares issuable thereunder, and to provide for an annual limit on the awards to non-employee directors;

Proposals related to annual meeting items:

- *Proposal 4 — the KLXE Director Election Proposal:* to approve the election of two Class II Directors (Benjamin A. Hardesty and Stephen M. Ward, Jr.) to the KLXE Board for a three-year term;

- *Proposal 5 — the KLXE ESPP Amendment Proposal:* to approve the amendment of KLXE's Employee Stock Purchase Plan to increase the number of shares issuable thereunder;

- *Proposal 6 — the KLXE Auditor Proposal:* to ratify the appointment of Deloitte & Touche LLP to serve as KLXE's independent auditor; and

An adjournment proposal:

- *Proposal 7 — the KLXE Adjournment Proposal:* to approve the adjournment of the KLXE Annual Meeting to solicit additional proxies if there are not sufficient votes at the time of the KLXE Annual Meeting to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to KLXE stockholders.

Completion of the merger is conditioned on the approval of the KLXE Share Issuance Proposal by KLXE stockholders.

Approval of the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal are not conditions to the obligation of either KLXE or QES to complete the merger.

Only holders of record of outstanding shares of KLXE Common Stock as of the close of business on June 25, 2020, the KLXE Record Date, are entitled to notice of, and to vote at, the KLXE Annual Meeting or any adjournment or postponement of the KLXE Annual Meeting. KLXE stockholders may cast one vote for each share of KLXE Common Stock that KLXE stockholders owned as of the KLXE Record Date.

Assuming a majority of the total voting power of all outstanding shares of KLXE Common Stock generally entitled to vote at a meeting of stockholders (for purposes of the KLXE Annual Meeting, a "quorum") is present at the KLXE Annual Meeting, approval of each of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, and the KLXE Auditor Proposal, and, in the event that a quorum is not present, approval of the KLXE Adjournment Proposal, requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. Accordingly, if a KLXE stockholder is present or represented by proxy at the meeting, a KLXE stockholder's abstention from voting or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee, which will result in a broker non-vote) will have the same effect as a vote "against" the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Adjournment Proposal and the KLXE Auditor Proposal (except in the event a bank, broker or other nominee exercises its discretionary authority to vote "for" the KLXE Auditor Proposal).

Under the KLXE Charter, in order for a director to be elected at the KLXE Annual Meeting pursuant to the KLXE Director Election Proposal, a plurality of the voting power of the shares of KLXE Common Stock entitled to vote on the election of directors and present in person or by proxy at the KLXE Annual Meeting must be cast "for" the director. Accordingly, a KLXE stockholder's abstention from voting, a broker non-vote or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the vote with respect to the KLXE Director Election Proposal.

Assuming a quorum is present at the KLXE Annual Meeting, the KLXE Reverse Stock Split Proposal requires the affirmative vote of a majority of the outstanding shares of KLXE Common Stock entitled to vote thereon. **Accordingly, a KLXE stockholder's abstention from voting, a broker non-vote or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote "against" the KLXE Reverse Stock Split Proposal.**

The approval of the KLXE Adjournment Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. Accordingly, if a KLXE stockholder is present or represented by proxy at the meeting, a KLXE stockholder's abstention from voting or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee, which will result in a broker non-vote) will have the same effect as a vote "against" the KLXE Adjournment Proposal.

KLXE Support Agreement (See page 159)

Concurrently with the execution of the Merger Agreement, QES entered into the KLXE Support Agreement (a copy of which is attached as Annex H to the joint proxy statement/prospectus) with Mr. Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, pursuant to which Mr. Khoury has agreed, subject to the terms and conditions thereof, to vote his shares of KLXE Common Stock (which represent approximately 4.3% of the outstanding shares of KLXE Common Stock) in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting. For more information, please see "The Merger Agreement — KLXE Support Agreement."

The QES Special Meeting (See page 84)

The QES Special Meeting will be held virtually at www.virtualshareholdermeeting.com/QES2020SM, on July 24, 2020, beginning at 10:00 a.m. Central Time. The QES Special Meeting is being held to consider and vote on the following proposals:

- *Proposal 1 — the QES Merger Proposal*: to adopt the Merger Agreement, pursuant to which, among other things, each outstanding share of QES Common Stock (other than QES Excluded Shares) will be cancelled and converted into the right to receive 0.4844 shares of KLXE Common Stock; and

- *Proposal 2 — the QES Adjournment Proposal*: to approve the adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the QES Special Meeting to approve the QES Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to QES stockholders.

Completion of the merger is conditioned on the approval of the QES Merger Proposal by QES stockholders. Approval of the QES Adjournment Proposal is not a condition to the obligation of either QES or KLXE to complete the merger.

Only holders of record of outstanding shares of QES Common Stock as of the close of business on June 22, 2020, the QES Record Date, are entitled to notice of, and to vote at, the QES Special Meeting or any adjournment or postponement of the QES Special Meeting. QES stockholders may cast one vote for each share of QES Common Stock owned as of the QES Record Date.

Assuming a majority of the total voting power of all outstanding shares of QES Common Stock generally entitled to vote at a meeting of stockholders (for purposes of the QES Special Meeting, a "quorum") is present in person or represented by proxy at the QES Special Meeting, the QES Merger Proposal requires the affirmative vote of a majority of the outstanding shares of QES Common Stock entitled to vote thereon. **Accordingly, a QES stockholder's abstention from voting or the failure of a QES stockholder to vote (including the failure of a QES stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote "against" the QES Merger Proposal.**

The approval of the QES Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting. Accordingly, a QES stockholder's abstention from voting will have the same effect as a vote "against" the QES Adjournment Proposal. The failure of a QES stockholder to attend the QES Special Meeting and vote (including the failure of a QES stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the QES Adjournment Proposal.

QES Support Agreement (See page 158)

Concurrently with the execution of the Merger Agreement, KLXE entered into the QES Support Agreement (a copy of which is attached as Annex G to the joint proxy statement/prospectus) with each of the QES Principal Stockholders pursuant to which the QES Principal Stockholders have agreed, subject to the terms and conditions thereof, to vote their shares of QES Common Stock (which represents approximately 76% of the outstanding shares of QES Common Stock) in favor of the QES Merger Proposal at the QES Special Meeting. For more information, please see "The Merger Agreement — QES Support Agreement." For more information regarding the security ownership of the QES Principal Stockholders, please see "Certain Beneficial Owners of QES Common Stock."

Recommendation of the KLXE Board Related to the Merger Proposals and Reasons for the Merger (See page 99)

The KLXE Board unanimously recommends that KLXE stockholders vote "**FOR**" the KLXE Share Issuance Proposal, "**FOR**" the KLXE Reverse Stock Split Proposal, "**FOR**" the KLX LTIP Amendment Proposal and "**FOR**" the KLXE Adjournment Proposal. In reaching its determinations and recommendations, the KLXE Board consulted with KLXE management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the merger:

- the KLXE Board's positive view of the ability of the combined company to expand as a leading provider of production, completion and drilling solutions offering a broad range of asset-light services across all major U.S. basins;

- the expectation that the combined company would generate at least $40 million of annualized run-rate cost synergies within 12 months based on cost reductions expected to be achieved by rationalizing KLXE's corporate headquarters in Wellington, Florida, combining KLXE and QES Houston-area locations, consolidating redundant facilities in key basins and reducing field expenses;

- the expectation that the combined company will have substantial scale as the foremost U.S. provider of large-diameter coiled tubing services and will operate one of the largest U.S. wireline fleets;

- the expectation that the combined company will rationalize two of the largest fleets of coiled tubing and wireline assets, which will dramatically reduce future capital spending requirements and which will facilitate the pull-through of KLXE's asset-light products and services;

- the expectation that, as a result of the increased scale, improved balance sheet, and liquid public currency, the combined company will be well-positioned to execute KLXE's strategy to pursue additional value-creating consolidation opportunities within the oilfield services industry;

- the Exchange Ratio and merger consideration, including that KLXE stockholders will own approximately 59% of the issued and outstanding shares of KLXE following consummation of the merger (based on fully diluted shares outstanding of KLXE), and its evaluation of the Exchange Ratio relative to the intrinsic value of shares of KLXE Common Stock over various periods and relative to its current assessment of the cost synergies and other benefits of the merger;

- the structure of the transaction, including the terms of the Merger Agreement providing for the governance of KLXE and the establishment of an Integration Committee of the board of the combined company following completion of the merger;

- certain other factors considered by the KLXE Board, including historical information concerning KLXE's and QES's respective businesses, financial condition, results of operations, earnings, trading prices, managements, competitive positions and prospects on a projected combined basis, and the current and prospective business environment in which KLXE and QES operate, including national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on KLXE; and

- the terms of the Merger Agreement, taken as a whole, including the parties' representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated.

For a more complete description of the factors considered by the KLXE Board in reaching this decision, including potentially negative factors against which these advantages and opportunities were weighed, and additional information on the recommendation of the KLXE Board, please see "The Merger — Recommendation of the KLXE Board and Reasons for the Merger."

Recommendation of the KLXE Board Related to the Annual Meeting Proposals (See page 50)

The KLXE Board unanimously recommends that KLXE stockholders vote "**FOR**" the KLXE Director Election Proposal, "**FOR**" the KLXE ESPP Amendment Proposal, "**FOR**" the KLXE Auditor Proposal and "**FOR**" the KLXE Adjournment Proposal.

Recommendation of the QES Board and Reasons for the Merger (See page 102)

The QES Board has unanimously determined that it is in the best interests of the stockholders of QES to enter into the Merger Agreement and has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger. The QES Board unanimously recommends that QES stockholders vote "**FOR**" the QES Merger Proposal and "**FOR**" the QES Adjournment Proposal, if necessary or appropriate to solicit additional proxies. In reaching its decision to approve the Merger Agreement and recommend its adoption by the QES stockholders, the QES Board consulted with QES management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the merger:

- the expectation that within 12 months of completion of the merger, the combined company would generate at least $40 million of annualized run-rate cost synergies based on cost reductions through combining KLXE's and QES's Houston-area locations, eliminating KLXE's corporate headquarters in Wellington, Florida and consolidating redundant facilities in key basins and reducing field expenses;

- the expectation that the combined company will have a strong liquidity profile in light of KLXE's existing cash balance, revolver availability and debt maturity schedule, QES's leverage position, and the benefits of the expected cost savings from the merger;

- the expectation that the increased scale and scope, balance sheet and liquidity profile of the combined company will better position it to pursue consolidation opportunities;

- the QES Board's positive view of the ability of the combined company to expand as a leading provider of drilling, completion and production technologies, with a leading independent directional drilling franchise;

- the expectation that the combined company will have increased scale as the foremost U.S. provider of large-diameter coiled tubing services and will operate one of the largest U.S. wireline fleets;

- the fact that QES stockholders will own approximately 41% of the combined company immediately following completion of the merger and will continue to participate in potential appreciation in equity value of the combined company;

- the governance arrangements under the Merger Agreement, pursuant to which (i) Christopher J. Baker, President and Chief Executive Officer of QES, and Keefer M. Lehner, Executive Vice President and Chief Financial Officer of QES, will continue to serve as President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer, respectively, of the combined company upon completion of the merger; (ii) the combined company's board of directors will include four QES directors; and (iii) each committee of the combined company's board will be composed of an equal number of QES and KLXE directors, with a QES director serving as chairman of the compensation committee;

- certain other factors considered by the QES Board, including historical and current information concerning KLXE's and QES's respective business operations, financial condition, results of operations, earnings, trading prices and activity, management, competitive positions and prospects on a projected combined basis; QES's current liquidity position and its ability to meet its cash requirements, financial obligations and covenants contained in its revolving credit facility; and QES's access to capital and available financing or re-financing alternatives; and

- the terms of the Merger Agreement, taken as a whole, including the parties' representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated.

For a more complete description of the factors considered by the QES Board in reaching this decision, including potentially negative factors against which these advantages and opportunities were weighed, and additional information on the recommendation of the QES Board, please see "The Merger — Recommendation of the QES Board and Reasons for the Merger."

Opinion of KLXE's Financial Advisor (See page 114 and Annex E)

On May 3, 2020, at a meeting of the KLXE Board, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to KLXE.

The full text of the written opinion of Goldman Sachs, dated May 3, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. **Goldman Sachs provided advisory services and its opinion for the information and assistance of the KLXE Board in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of KLXE Common Stock should vote with respect to the merger or any other matter.**

Opinion of QES's Financial Advisor (See page 118 and Annex F)

QES retained Tudor Pickering Holt & Co Advisors LP ("TPH") as its financial advisor in connection with a potential sale of, or other business combination involving, QES. On May 3, 2020, TPH rendered to the QES Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 3, 2020, that, based upon and subject to the limitations, qualifications and assumptions set forth in its opinion, as of the date of the opinion, the merger consideration to be paid to the holders of outstanding shares of QES Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the opinion, dated May 3, 2020, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by TPH in rendering its opinion, is incorporated by reference into this joint proxy statement/ prospectus and attached as Annex F hereto. The summary of TPH's opinion set forth in this joint proxy statement/ prospectus is qualified in its entirety by reference to the full text of the opinion. QES stockholders are urged to read the TPH opinion carefully and in its entirety. TPH's advisory services and its opinion were provided for the information and assistance of the QES Board in connection with its consideration of the transactions contemplated by the Merger Agreement, and its opinion does not constitute a recommendation as to how any holder of interests in QES or KLXE should vote with respect to the transactions contemplated by Merger Agreement or any other matter.

For additional information, see the section entitled "The Merger — Opinion of QES's Financial Advisor" beginning on page 118 and Annex F.

Board of Directors and Management of KLXE Following the Merger (See pages 126 and 160)

The Merger Agreement provides that, among other things, as of the Effective Time, the KLXE Board will be comprised of nine directors, consisting of (a) five KLXE Designees and (b) four QES Designees. At the Effective Time, (i) Christopher J. Baker, the current President and Chief Executive Officer of QES, will serve as President and Chief Executive Officer of KLXE, (ii) Keefer M. Lehner, the current Executive Vice President and Chief Financial Officer of QES, will serve as Executive Vice President and Chief Financial Officer of KLXE, (iii) John T. Collins, the current Chairman of the KLXE Board, will serve as Non-Executive Chairman of the KLXE Board, (iv) Thomas P. McCaffrey, the current President, Chief Executive Officer and Chief Financial Officer of KLXE and a current member of the KLXE Board, will serve as a director on the KLXE Board and Chairman of the Integration Committee and (v) Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, will resign from the KLXE Board and continue to provide strategic advice to KLXE as a consultant. The Merger Agreement provides that KLXE will have, in addition to other committees, the KLXE Integration Committee, which will be charged with overseeing the integration of the combined company following the Effective Time. The KLXE Integration Committee will consist of Thomas P. McCaffrey as chair, one additional director designated by KLXE and two directors designated by QES.

Pursuant to KLXE's amended and restated certificate of incorporation, the KLXE Board is divided into three classes, each as nearly equal in number as possible, so that each director (in certain circumstances after a transitional period) will serve for three years, with one class of directors being elected each year. Two QES Designees and one KLXE Designee will be allocated to the class of directors whose term expires at the 2021 KLXE annual meeting (Class III), two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2022 KLXE annual meeting (Class I) and two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2023 KLXE annual meeting (Class II). The individuals expected to serve on the KLXE Board following the Effective Time include, as KLXE Designees: John T. Collins, Richard G. Hamermesh, Thomas P. McCaffrey, Stephen M. Ward, Jr., and John T. Whates, Esq., and as QES Designees: Dalton Boutté, Jr., Gunnar Eliassen, Corbin J. Robertson, Jr., and Dag Skindlo. Following the Effective Time, Gunnar Eliassen, Richard G. Hamermesh and John T. Whates, Esq., will serve as Class I Directors, John T. Collins, Dag Skindlo and Stephen M. Ward, Jr., will serve as Class II Directors and Dalton Boutté, Jr., Thomas P. McCaffrey and Corbin J. Robertson, Jr., will serve as Class III Directors.

Interests of KLXE's Directors and Executive Officers in the Merger (See page 127)

When considering the recommendations of the KLXE Board that you vote "FOR" the KLXE Share Issuance Proposal, KLXE stockholders should be aware that, aside from their interests as KLXE stockholders, KLXE's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of other KLXE stockholders generally. The KLXE Board was aware of such interests during its deliberations on the merits of the merger and in deciding to recommend that KLXE stockholders vote "FOR" the KLXE Share Issuance Proposal at the KLXE Annual Meeting on July 24, 2020.

With respect to directors serving on the KLXE Board, these interests include the impact of the transaction on the KLXE directors' outstanding equity awards and the provision of indemnification and insurance arrangements pursuant to KLXE's amended and restated certificate of incorporation and amended and restated bylaws.

With respect to KLXE's executive officers, these interests relate to the possible receipt of the following types of payments and benefits that may be triggered by or otherwise relate to the merger:

- accelerated vesting of then outstanding equity awards;
- cash severance payments and other termination benefits pursuant to certain executive officers' employment agreements; and
- accelerated vesting of account balances under KLXE's 2018 Deferred Compensation Plan.

Treatment of Existing KLXE Equity Awards in the Merger (See page 127)

Each KLXE director's restricted stock awards that are outstanding immediately prior to the Effective Time will become fully vested, as will restricted stock awards held immediately prior to the Effective Time by KLXE's executive officers and certain other KLXE employees whose employment is terminated in connection with the merger. All other KLXE equity awards will remain in effect in accordance with their terms and will not be affected by the merger.

Interests of QES's Directors and Executive Officers in the Merger (See page 129)

When considering the recommendation of the QES Board that QES stockholders vote "FOR" the QES Merger Proposal, QES stockholders should be aware that, aside from their interests as QES stockholders, QES's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of other QES stockholders generally. The QES Board was aware of such interests during its deliberations on the merits of the merger and in deciding to recommend that QES stockholders vote "FOR" the QES Merger Proposal at the QES Special Meeting on July 24, 2020.

These interests include:

- with respect to certain directors serving on the QES Board, positions on the board of directors of KLXE upon completion of the merger;
- with respect to QES's executive officers, entry into employment agreements with KLXE, effective as of the Effective Time, on terms substantially similar to their current employment agreements with QES;
- QES's President and Chief Executive Officer becoming the President and Chief Executive Officer of KLXE, and QES's Executive Vice President and Chief Financial Officer becoming the Executive Vice President and Chief Financial Officer of KLXE, upon completion of the merger;
- a portion of 2020 annual bonuses, pro-rated for the period from January 1, 2020 to April 30, 2020, to be payable to QES's continuing employees, including QES's executive officers, if the Effective Time does not occur prior to the payment of QES's annual bonuses in respect of 2020;
- accelerated vesting of outstanding QES phantom units held by QES's executive officers and QES restricted stock units held by QES's non-employee directors pursuant to the terms of the awards and the conversion of QES's executive officers' other outstanding equity awards into equity awards

based on KLXE Common Stock pursuant to the Merger Agreement, as described in "Treatment of Existing QES Long-Term Incentive Awards in the Merger" below;

- the provision of indemnification and directors' and officers' liability insurance arrangements that will survive completion of the merger pursuant to the Merger Agreement; and

- with respect to the chairman of the QES Board, certain rights granted to his affiliates pursuant to the Registration Rights Agreement.

Treatment of Existing QES Long-Term Incentive Awards in the Merger (See page 137)

Upon completion of the merger, outstanding QES equity awards will be affected as described below.

Each outstanding QES phantom unit award will become fully vested and will be cancelled in exchange for an aggregate number of shares of KLXE Common Stock equal to the product of (A) the number of shares of QES Common Stock subject to such QES phantom unit award and (B) the Exchange Ratio, rounded up to the nearest whole share of KLXE Common Stock, subject to withholding of shares of KLXE Common Stock for applicable income and employment withholding taxes.

Each QES RSU (other than QES RSUs held by any non-employee director of QES), whether vested or unvested, that is outstanding at the Effective Time will be converted into a Converted RSU with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) the number of shares of QES Common Stock subject to such QES RSU immediately prior to the Effective Time and (B) the Exchange Ratio, rounded up to the nearest whole share of KLXE Common Stock. Each such Converted RSU will be subject to the same terms and conditions, including any vesting requirements and terms of settlement, as were applicable to the converted QES RSU immediately prior to the Effective Time.

Non-employee directors of QES will not receive Converted RSUs. QES RSUs held by non-employee directors of QES at the Effective Time, whether vested or unvested, will instead become fully vested and will be cancelled at the Effective Time and exchanged for shares of KLXE Common Stock using the same conversion ratio as used to determine the number of shares of KLXE Common Stock to which the Converted RSUs will be subject.

Each QES PSU outstanding at the Effective Time, whether vested or unvested, will be converted into a Converted PSU with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) (x) in the case of any QES PSU granted prior to 2020, the number of shares of QES Common Stock subject to such QES PSU, based upon the actual level of performance previously determined by QES's Compensation Committee in accordance with the applicable QES PSU, rounded up to the nearest whole share, and (y) in the case of any QES PSU granted in 2020, the number of shares of QES Common Stock subject to such QES PSU, based upon the actual level of performance as of May 1, 2020 (the last trading day for QES Common Stock on the NYSE immediately prior to the date of announcement of the Merger Agreement), with strategic performance goals deemed satisfied at 100% and (B) the Exchange Ratio, rounded up to the nearest whole share. Each such Converted PSU will otherwise be subject to the same terms and conditions, including any vesting requirements and terms of settlement (other than as described below), as were applicable to the converted QES PSU immediately prior to the Effective Time.

The following Converted PSUs will be settled solely in cash at the time such Converted PSUs become fully vested: (i) the portion of Converted PSUs exchanged for QES PSUs granted in 2019 that were determined to have been earned based on discretionary performance goals and (ii) the portion of Converted PSUs exchanged for QES PSUs granted in 2020 that are subject to strategic performance goals.

Any Residual Shares will be converted into the number of shares of KLXE Common Stock equal to the product of the number of such Residual Shares and the Exchange Ratio. It is expected that there will be no Residual Shares.

Certain Beneficial Owners of KLXE Common Stock (See page 205)

At the close of business on June 25, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, KLXE's directors and executive officers, as a group, beneficially owned and were entitled to vote 2,286,098 shares of KLXE Common Stock, collectively representing approximately 9.2%

of the shares of KLXE Common Stock outstanding on June 25, 2020. KLXE currently expects that all of its directors and executive officers will vote their shares "**FOR**" the KLXE Share Issuance Proposal, "**FOR**" the KLXE Reverse Stock Split Proposal, "**FOR**" the KLXE LTIP Amendment Proposal, "**FOR**" the KLXE Director Election Proposal, "**FOR**" the KLXE ESPP Amendment Proposal, "**FOR**" the KLXE Auditor Proposal, and "**FOR**" the KLXE Adjournment Proposal. For more information regarding the security ownership of KLXE directors and executive officers, please see "Certain Beneficial Owners of KLXE Common Stock."

In addition, pursuant to the KLXE Support Agreement, Mr. Amin J. Khoury (who owns approximately 4.3% of the outstanding shares of KLXE Common Stock), the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, has agreed, subject to the terms and conditions thereof, to vote his shares of KLXE Common Stock in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting. For a more complete discussion of the KLXE Support Agreement, please see "The Merger Agreement — KLXE Support Agreement."

Certain Beneficial Owners of QES Common Stock (See page 207)

At the close of business on June 22, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, QES's directors and executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 10,279,857 shares of QES Common Stock, collectively representing 30.5% of the shares of QES Common Stock outstanding on June 22, 2020. QES currently expects that all of its directors and executive officers will vote their shares "**FOR**" the QES Merger Proposal and "**FOR**" the QES Adjournment Proposal. For more information regarding the security ownership of QES directors and executive officers, please see "Certain Beneficial Owners of QES Common Stock."

In addition, pursuant to the QES Support Agreement, the QES Principal Stockholders (who own approximately 76% of the outstanding shares of QES Common Stock) have agreed, subject to the terms and conditions thereof, to vote their shares of QES Common Stock in favor of the QES Merger Proposal at the QES Special Meeting. Mr. Robertson, the current Chairman of the QES Board, is an affiliate of Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P., each of which is party to the QES Support Agreement as a QES Principal Stockholder. For a more complete discussion of the QES Support Agreement, please see "The Merger Agreement — QES Support Agreement."

Ownership of KLXE after the Merger

As of the date of this joint proxy statement/prospectus, based on the Exchange Ratio, the number of outstanding shares of QES Common Stock (plus the shares underlying outstanding QES phantom units and QES restricted stock units (but excluding cash settled Converted PSUs)) and the number of outstanding shares of KLXE Common Stock (including KLXE restricted stock), KLXE and QES estimate that holders of KLXE Common Stock (including KLXE restricted stock) as of immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock immediately following the Effective Time, and holders of QES Common Stock, QES phantom units and QES restricted stock units as of immediately prior to the Effective Time will hold, in the aggregate, approximately 41% of the issued and outstanding shares of KLXE Common Stock (in each case based on fully diluted shares outstanding of KLXE) immediately following the Effective Time.

Conditions to the Completion of the Merger (See page 153)

Each party's obligation to effect the merger is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:

- receipt of the QES Required Vote;

- receipt of the KLXE Required Vote;

- no injunction by any court or other tribunal of competent jurisdiction and no law enacted by any governmental entity of competent jurisdiction which prohibits the consummation of the merger having been entered into and continuing to be in effect;

- KLXE having delivered to QES a certificate of the Chief Executive Officer or another senior officer dated as of the Effective Time certifying that the conditions described in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied; and

- KLXE having delivered the Payoff Funds in accordance with the payoff letter for the QES ABL Facility.

No Solicitation of Acquisition Proposals (See page 145)

Each of KLXE and QES has agreed that neither it nor any of its subsidiaries will, and that it will use its reasonable best efforts to cause its and its subsidiaries' Representatives not to, directly or indirectly:

- solicit, initiate, seek or knowingly encourage or facilitate the making, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined under "The Merger Agreement — Covenants — No Solicitation of Acquisition Proposals");

- furnish any non-public information regarding such party or any of its subsidiaries to, or afford access to the properties, books and records of such party to, any person, in connection with or in response to an Acquisition Proposal;

- engage or participate in any discussions or negotiations with any person with respect to an Acquisition Proposal;

- approve, endorse or recommend any Acquisition Proposal; or

- enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any other agreement providing for any acquisition transaction, except where the Merger Agreement has been validly terminated.

Notwithstanding the restrictions described above, prior to, but not after, the time (i) the KLXE Required Vote or the QES Required Vote, as applicable, is obtained, in response to an unsolicited, written Acquisition Proposal received after the date of the Merger Agreement that the KLXE Board or the QES Board, as applicable, concludes in good faith, after consultation with its financial advisors, constitutes or is reasonably expected to result in a Superior Offer (as defined under "The Merger Agreement — Covenants — Permitted Change of Recommendation — Superior Offer"), KLXE or QES, as applicable, may:

- furnish any non-public information regarding such party or any of its subsidiaries to, or afford access to the properties, books and records of such party to, any person, in connection with or in response to an Acquisition Proposal; or

- engage or participate in any discussions or negotiations with any person with respect to an Acquisition Proposal;

in each case if, and only if, prior to taking any such action, the KLXE Board or the QES Board, as applicable, (i) determines in good faith after consultation with its outside legal counsel that failure to engage in such activities would reasonably be expected to be inconsistent with its directors' fiduciary duties under applicable law, (ii) such Acquisition Proposal did not result from a breach of the non-solicitation provisions, (iii) such party provides notice to the other party within 24 hours of receipt of the Acquisition Proposal, and (iv) such party receives from the person making such Acquisition Proposal an executed confidentiality agreement containing terms that are generally not less restrictive to the person who made such Acquisition Proposal than the terms in a confidentiality agreement with KLXE or QES, as applicable, and which confidentiality agreement does not limit or modify compliance by either KLXE or QES, as applicable, with the non-solicitation provisions.

No Change of Recommendation (See page 146)

Subject to certain exceptions described below, neither the KLXE Board, including any committee thereof, nor the QES Board, may make a Change of Recommendation, or cause or permit KLXE or QES, as applicable, to enter into an Alternative Acquisition Agreement, as defined in "The Merger Agreement — Covenants — No Change of Recommendation."

Permitted Change of Recommendation — Superior Offer

Prior to, but not after, the time the KLXE Required Vote or the QES Required Vote, as applicable, is obtained, the KLXE Board or the QES Board, as applicable, may effect a Change of Recommendation if an unsolicited, *bona fide* written Acquisition Proposal received after the date of the Merger Agreement that did not arise from or in connection with a breach of the obligations set forth in the Merger Agreement is received by a party and is not withdrawn, and the KLXE Board or the QES Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that (i) such Acquisition Proposal constitutes a Superior Offer and (ii) failure to consider such Acquisition Proposal would be reasonably likely to be inconsistent with the relevant directors' fiduciary duties under applicable law, and meets certain other conditions as described in "The Merger Agreement — Covenants — No Change of Recommendation" and "The Merger Agreement — Covenants — Permitted Change of Recommendation — Superior Offer."

Permitted Change of Recommendation — Intervening Event

The KLXE Board or the QES Board, as applicable, may effect a Change of Recommendation if an Intervening Event has occurred, and prior to taking such action, the KLXE Board or the QES Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the directors' fiduciary duties under applicable law, and meets certain other conditions as described in "The Merger Agreement — Covenants — No Change of Recommendation" and "The Merger Agreement — Covenants — Permitted Change of Recommendation — Intervening Event."

KLXE Annual Meeting (See page 148)

Pursuant to the Merger Agreement, in accordance with applicable law and its organizational documents, KLXE must take all action necessary to convene the KLXE Stockholders' Meeting as promptly as practicable after the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, is declared effective, to consider and vote upon the approval of the KLXE Stock Issuance, the KLXE Charter Amendment and the KLXE Plan Amendment. Subject to the right of the KLXE Board to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, KLXE must use reasonable best efforts to solicit from its stockholders' proxies in favor of each of the KLXE Stock Issuance, the KLXE Charter Amendment and the KLXE Plan Amendment.

Unless the Merger Agreement has been terminated in accordance with its terms, as described in "The Merger Agreement — Termination of the Merger Agreement," the obligation of KLXE to call, give notice of, convene and hold the KLXE Stockholder Meeting to consider and vote upon the KLXE Stock Issuance, the KLXE Charter Amendment and the KLXE Plan Amendment will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Offer, or by any Change of Recommendation.

It is a condition to the closing of the merger that the KLXE stockholders approve the KLXE Stock Issuance Proposal at the KLXE Annual Meeting.

QES Special Meeting (See page 148)

Pursuant to the Merger Agreement, in accordance with applicable law and its organizational documents, QES must take all action necessary to convene a meeting of its stockholders (the "QES Stockholders' Meeting") as promptly as practicable after the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is declared effective, to consider and vote upon the adoption of the Merger Agreement and the approval of the transactions contemplated hereby, including the merger. Subject to the right of the QES Board to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, QES must use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable laws to obtain such approvals.

Unless the Merger Agreement has been terminated in accordance with its terms, as described in "The Merger Agreement — Termination of the Merger Agreement," the obligation of QES to call, give notice of, convene and hold the QES Special Meeting to consider and vote upon the adoption of the Merger Agreement will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Offer, or by any Change of Recommendation.

It is a condition to the closing of the merger that the QES stockholders approve the QES Merger Proposal at the QES Special Meeting.

Termination of the Merger Agreement (See page 154)

Termination by Mutual Consent

The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of the merger by the QES stockholders, by mutual written consent of KLXE and QES.

Termination by Either KLXE or QES

Either party may terminate the Merger Agreement if:

- the merger has not been consummated prior to November 3, 2020;

- there is an injunction termination event;

- there is a regulatory restraint termination event; or

- the KLXE Required Vote or QES Required Vote, as applicable, has not been obtained,

in each case, as such terms are defined in "The Merger Agreement — Termination of the Merger Agreement — Termination by Either KLXE or QES."

Termination by KLXE

KLXE may terminate the Merger Agreement and the merger may be abandoned at any time prior to the Effective Time (by action of the KLXE Board) if:

- prior to the time the QES Required Vote is obtained, the QES Board has made a Change of Recommendation;

- there has been a breach or failure to perform by QES of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to closing would not be satisfied and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within 30 days after the receipt of written notice thereof by QES from KLXE; except that this right to terminate the Merger Agreement is not available if KLXE is in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; or

- prior to the time the KLXE Required Vote is obtained, KLXE has complied with its obligations under the Merger Agreement with respect to a Superior Offer, in order to enter into a definitive agreement with respect to a Superior Offer, and in connection with such termination, KLXE pays to QES in immediately available funds the Termination Fee and reimburses QES for expenses of up to $1,500,000.

Termination by QES

QES may terminate the Merger Agreement and the merger may be abandoned at any time prior to the Effective Time (by action of the QES Board) if:

- prior to the time the KLXE Required Vote is obtained, the KLXE Board has made a Change of Recommendation;

- there has been a breach or failure to perform by KLXE of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to closing would not be satisfied and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within 30 days after the receipt of written notice thereof by KLXE from QES; except that this right to terminate the Merger Agreement is not available if QES is in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; or

- prior to the time the QES Required Vote is obtained, QES has complied with its obligations under the Merger Agreement with respect to a Superior Offer, in order to enter into a definitive agreement with respect to a Superior Offer, and in connection with such termination, QES pays to KLXE in immediately available funds the Termination Fee and reimburses KLXE for expenses of up to $1,500,000.

Termination Fees (See page 155)

KLXE will be required to pay to QES a termination fee of $3,000,000 if the Merger Agreement is terminated:

- by QES with respect to a KLXE Change of Recommendation following receipt by KLXE of a Superior Offer;

- by QES with respect to a KLXE Change of Recommendation resulting from an Intervening Event; or

- by KLXE in order to enter into a definitive agreement with respect to a Superior Offer.

QES will be required to pay to KLXE a termination fee of $3,000,000 if the Merger Agreement is terminated:

- by KLXE with respect to a QES Change of Recommendation following receipt by QES of a Superior Offer;

- by KLXE with respect to a QES Change of Recommendation resulting from an Intervening Event; or

- by QES in order to enter into a definitive agreement with respect to a Superior Offer.

Expense Reimbursement (See page 156)

If the Merger Agreement is terminated by (i) either KLXE or QES due to the failure of QES to obtain the QES Required Vote (except when a QES Change of Recommendation has been effected as a result of a bankruptcy event involving KLXE), (ii) KLXE due to a QES Change of Recommendation (except when a QES Change of Recommendation has been effected as a result of a bankruptcy event involving KLXE) or (iii) QES in order to enter into a definitive agreement with respect to a Superior Offer, then QES will pay all of the reasonable and documented expenses incurred by or on behalf of KLXE and its subsidiaries in connection with the merger and transactions contemplated by the Merger Agreement, to KLXE by wire transfer of immediately available cash funds within two business days after QES's receipt of reasonable documentation supporting such expense reimbursement, provided that such expense reimbursement shall not exceed $1,500,000.

If the Merger Agreement is terminated by (i) either KLXE or QES pursuant to a KLXE no vote termination due to the failure of KLXE to obtain the KLXE Required Vote (except when a KLXE Change of Recommendation has been effected as a result of a bankruptcy event involving QES), (ii) QES due to a KLXE Change of Recommendation (except when a KLXE Change of Recommendation has been effected as a result of a bankruptcy event involving QES) or (iii) KLXE in order to enter into a definitive agreement with respect to a Superior Offer, then, KLXE will pay all of the reasonable and documented expenses incurred by or on behalf of QES and its subsidiaries in connection with the merger and transactions contemplated by the Merger Agreement to QES by wire transfer of immediately available cash funds within two business days after KLXE's receipt of reasonable documentation supporting such expense reimbursement, provided that such expense reimbursement shall not exceed $1,500,000.

Registration Rights Agreement (See page 149)

In connection with the execution of the Merger Agreement, the QES Principal Stockholders entered into a Registration Rights Agreement, dated as of May 3, 2020, with KLXE (the "Registration Rights Agreement"), relating to the shares of KLXE Common Stock to be issued as the merger consideration to such holders under the Merger Agreement, which agreement shall be effective as of the Effective Time. Pursuant to the Registration Rights Agreement, the QES Principal Stockholders shall have certain shelf, demand registration and piggyback rights upon the terms and subject to the conditions set forth therein. These rights are substantially similar to existing rights the QES Principal Stockholders have under an existing registration rights agreement with QES.

Accounting Treatment (See page 134)

KLXE and QES prepare their respective financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). The merger will be accounted for using the acquisition method of accounting, with KLXE being treated as the accounting acquirer. In identifying KLXE as the acquiring entity for accounting purposes, KLXE and QES took into account a number of factors as of the date of this joint proxy statement/prospectus, including which entity is issuing its equity interests, the expectation that following the Effective Time holders of shares of KLXE Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock (based on fully diluted shares outstanding of KLXE) immediately following the Effective Time, the intended corporate governance structure of KLXE following the Effective Time, the intended senior management of KLXE following the Effective Time, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that KLXE is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

U.S. Federal Income Tax Consequences of the Merger (See page 179)

The merger is expected to be a taxable transaction pursuant to which holders of QES Common Stock will, in general, recognize gain or loss for U.S. federal income tax purposes as a result of their exchanges of QES Common Stock for KLXE Common Stock (and any cash in lieu of fractional shares).

U.S. Federal Income Tax Consequences of the Reverse Stock Split (See page 179)

The reverse stock split should constitute a "recapitalization" for U.S. federal income tax purposes. As a result, a KLXE stockholder who is a U.S. holder (as defined in the section titled "U.S. Federal Income Tax Consequences") generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of fractional shares.

Fractional Shares (see page 137)

No fractional shares will be issued in connection with the merger or the reverse stock split. Instead, stockholders will receive cash for any fractional shares of KLXE Common Stock that such stockholder would otherwise receive in the merger or the reverse stock split.

Comparison of Stockholders' Rights (See page 187)

Upon completion of the merger, QES stockholders receiving shares of KLXE Common Stock will become stockholders of KLXE, and their rights will be governed by Delaware law and the governing corporate documents of KLXE in effect at the Effective Time. QES stockholders will have different rights once they become stockholders of KLXE due to differences between the governing corporate documents of QES and KLXE, as further described in "Comparison of Stockholders' Rights."

Listing of KLXE Common Stock; Delisting and Deregistration of QES Common Stock (See page 151)

Prior to the Effective Time, KLXE will use its reasonable efforts to cause the shares of KLXE Common Stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance. If the merger is completed, QES Common Stock will be delisted from the NYSE and deregistered under the Exchange Act and QES will no longer be required to file periodic reports with the SEC with respect to QES Common Stock.

KLXE and QES will cooperate in taking, or causing to be taken, all actions reasonably necessary to cause the delisting of the QES Common Stock from the NYSE and the termination of QES's registration under the Exchange Act, effective as of, or as soon as practicable following, the Effective Time.

Employee Matters (See page 151)

For the period commencing at the Effective Time and ending on the first anniversary of the closing date (or, if earlier, for so long as they are employed), QES employees as of the Effective Time (the "Continuing Employees") will be provided with compensation and employee benefits that are substantially comparable in the aggregate to the compensation and employee benefits made available to such Continuing Employees immediately prior to the Effective Time, without regard to any voluntary temporary salary reductions instituted in connection with COVID-19 and industry disruptions; provided that KLXE will be deemed to have satisfied the foregoing obligations by providing Continuing Employees with compensation and employee benefits that are no less favorable in the aggregate to the compensation and employee benefits made available to similarly situated employees of KLXE and its subsidiaries (other than QES and its subsidiaries). In the event that the Effective Time occurs prior to QES paying annual cash incentives in respect of 2020, amounts totaling $610,000 in the aggregate will be paid to Continuing Employees within 30 days following the closing date in respect of pro-rated annual bonuses for the period from January 1, 2020 to April 30, 2020 (with the allocation of such amounts among Continuing Employees determined in the discretion of QES's Chief Executive Officer).

Regulatory Matters (See page 133)

KLXE and QES are not aware of any material U.S. federal, state or foreign regulatory requirements or approvals that are required for the execution of the Merger Agreement or the completion of the merger, other than the filing of a Certificate of Merger with respect to the merger with, and the acceptance of such Certificate of Merger by, the Secretary of State of the State of Delaware.

No Appraisal Rights (See page 134)

Under the DGCL, KLXE stockholders and QES stockholders are not entitled to appraisal rights or dissenters' rights in connection with the merger or the reverse stock split.

Legal Proceedings Regarding the Merger (See page 134)

On June 9, 2020, a putative class action was filed by a purported KLXE stockholder in the United States District Court for the District of Delaware, captioned Eric Sabatini v. KLX Energy Services Holdings, Inc., et. al. (the "Sabatini Complaint"). On June 18, 2020, an individual action was filed by a purported KLXE stockholder in the United States District Court for the Southern District of New York, captioned Joey Zurchin v. KLX Energy Services Holdings, Inc., et. al. (the "Zurchin Complaint"). On June 24, 2020 an individual action was filed by a purported KLXE stockholder in the United States District Court for the District of Colorado, captioned David Cajiuat v. KLX Energy Services Holdings, Inc., et. al. (the "Cajiuat Complaint" and, together with the Sabatini Complaint and the Zurchin Complaint, the "KLXE Complaints"). The plaintiff in the Sabatini Complaint purports to bring the litigation as a securities class action on behalf of the public stockholders of KLXE. The Sabatini Complaint names as defendants KLXE, the KLXE Board, certain of KLXE's subsidiaries and QES; the Zurchin complaint names as defendants KLXE and the KLXE Board; and the Cajiuat complaint names as defendants KLXE and the KLXE Board. The KLXE Complaints allege violations of Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, as well as, in the case of the individual defendants, QES and KLXE's subsidiaries named as defendants, the control person provisions of the Exchange Act. The Zurchin Complaint also alleges, in the case of the individual defendants, breach of the duty of candor/disclosure under state law. The KLXE Complaints allege that this registration statement on Form S-4, originally filed on June 2, 2020, omits material information with respect to the proposed merger, which renders the registration statement false and misleading. In particular, the KLXE Complaints allege, among other things, that this registration statement on Form S-4, originally filed on June 2, 2020, omits details with respect to information regarding KLXE's and QES's financial projections, the analyses performed by Goldman Sachs, in the case of the Sabatini Complaint, any prior work performed by Goldman Sachs for QES and, in the case of the Cajiuat Complaint, the sales process leading up to the proposed merger. The KLXE Complaints seek to enjoin the defendants from proceeding with the proposed merger, awards of the plaintiffs' costs of the action, including attorneys' and experts' fees, and such other and further relief as the court may deem just and proper. In addition, each of the Sabatini Complaint and the Cajiuat Complaint seek rescission of the merger or rescissory damages if the merger is consummated and a declaration that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9, and the Sabatini Complaint seeks an order directing the defendants to disseminate a registration statement that is free from material misstatement and omissions.

On June 12, 2020, an action was filed by a purported QES stockholder in the United States District Court for the Southern District of New York, captioned Charles Matey v. Quintana Energy Services Inc., et. al. (the "Matey Complaint"). On June 19, 2020 an action was filed by a purported QES stockholder in the United States District Court for the Southern District of New York captioned Matthew Wilking v. Quintana Energy Services Inc., et. al. (the "Wilking Complaint" and, together with the Matey Complaint, the "QES Complaints").The QES Complaints name as defendants QES and the QES Board. The QES Complaints allege violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, as well as, in the case of the individual defendants, the control person provisions of the Exchange Act. The QES Complaints allege that this registration statement on Form S-4 misrepresents or omits material information with respect to the proposed merger, which renders the registration statement false and misleading. In particular, the QES Complaints allege, among other things, that this registration statement on Form S-4, originally filed on June 2, 2020: (a) contained material misrepresentations and omissions regarding QES's financial projections, TPH's opinion, and, in the case of the Matey Complaint, Goldman Sachs' opinion; and (b) failed to disclose, in the case of the Matey Complaint, the consideration that QES provided to Company A for entering into the exclusivity agreement executed on or about March 3, 2020 and, in the case of the Wilking Complaint, whether QES entered into a confidentiality agreement with Company A, and whether any such confidentiality agreement included a standstill provision. The QES Complaints seek to enjoin the defendants from proceeding with the proposed merger, an order directing the defendants to disseminate an amendment to the registration statement that is free from material misstatement and omissions, in the case of the Matey Complaint, unspecified damages, an award of the plaintiff's costs of the action, including attorneys' and experts' fees, and such other and further relief as the court may deem just and proper.

KLXE, the KLXE Board, QES and the QES Board believe the claims are meritless, but cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from these lawsuits.

Risk Factors (See page 28)

In evaluating the Merger Agreement, the merger and the issuance of shares of KLXE Common Stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in "Risk Factors."

Dollar amounts are shown in millions, except for per share data or as otherwise specified.

	Three Months Ended		Year Ended				
	April 30, 2020	April 30, 2019	January 31, 2020	January 31, 2019	January 31, 2018	January 31, 2017	January 31, 2016
Statements of Earnings Data:							
Service revenues	$ 83.0	$145.8	$ 544.0	$495.3	$320.5	$152.2	$ 251.2
Cost of sales[(1)]	92.2	118.9	470.0	370.4	269.1	181.3	282.8
Selling, general and administrative[(1)]	17.4	23.8	100.0	100.4	73.4	60.1	78.5
Research and development costs	0.3	0.7	2.7	2.4	2.0	0.3	—
Goodwill impairment charge[(2)(3)(4)]	28.3	—	47.0	—	—	—	310.4
Long-lived asset impairment charge[(2)(4)]	180.4	—	—	—	—	—	329.8
Operating (loss) earnings	(235.6)	2.4	(75.7)	22.1	(24.0)	(89.5)	(750.3)
Interest expense, net	7.4	7.1	29.2	7.1	—	—	—
(Loss) earnings before income taxes	(243.0)	(4.7)	(104.9)	15.0	(24.0)	(89.5)	(750.3)
Income tax (benefit) expense . . .	0.1	0.3	(8.5)	0.6	0.1	0.1	0.1
Net (loss) earnings	$(243.1)	$ (5.0)	$ (96.4)	$ 14.4	$ (24.1)	$ (89.6)	$(750.4)
Basic net (loss) earnings per share[(5)]:							
Net (loss) earnings	$(10.52)	$ (0.24)	$ (4.32)	$ 0.72	$ (1.20)	$ (4.46)	$(37.33)
Weighted average common shares	$(10.52)	$ (0.24)	22.3	20.1	20.1	20.1	20.1
Diluted net (loss) earnings per share[(5)]:							
Balance Sheet Data (end of period):							
Working capital	$ 141.0	$163.7	$ 163.7	$223.1	$ 38.1	$ 14.8	$ 9.0
Goodwill, intangible and other assets, net	15.7	141.8	88.1	92.6	8.2	3.6	6.1
Total assets	378.2	732.1	623.4	672.8	273.8	205.0	234.8
Long-term debt	243.2	242.3	243.0	242.2	—	—	—
Stockholders' equity	68.1	387.2	312.2	340.7	224.6	178.0	192.1
Other Data:							
Depreciation and amortization . .	16.2	14.8	64.1	41.5	33.5	36.2	46.6

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(1) For the year ended January 31, 2020, cost of sales and selling, general and administrative ("SG&A") expense include $7.2 and $17.3, respectively, of costs primarily associated with cost rationalization and other costs, asset impairment costs and new product service line introduction costs as KLXE rolled out large diameter coil tubing and flowback and testing services to additional geographic regions (collectively, "Costs as Defined"). For the year ended January 31, 2019, cost of sales and SG&A expense include $0.4 and $30.2, respectively, of costs primarily associated with the completion of the merger of the Aerospace Solutions business of KLX with The Boeing Company, the spin-off of the company from KLXE's former parent, KLX, including $10.7 of non-cash compensation expense related to the acceleration of unvested shares held by KLXE's employees, the amendment of the KLXE ABL Facility due to the issuance of $250.0 of notes and the acquisition of Motley (collectively, "Fiscal 2018

Costs as Defined"). For the year ended January 31, 2018, cost of sales and SG&A expense include $0.3 and $3.3, respectively, of costs primarily associated with KLX's strategic alternatives review and also a restructuring of the Eagle Ford region. For the year ended January 31, 2016, cost of sales and SG&A expense include $23.1 and $15.4, respectively, primarily associated with business separation and start-up costs such as costs related to the spin-off of KLX from its former parent, expansion initiatives, branding and IT implementation costs.

(2) During the three months ended April 30, 2020, KLXE recorded a $208.7 goodwill and long-lived asset impairment charge. The abrupt deterioration in demand during the second half of 2019, which continued into 2020, was further exacerbated by the unprecedented demand destruction caused by the COVID-19 pandemic. The combination of the Saudi Arabia/Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic drove the price of oil to unprecedented levels resulting in decreases in demand for oilfield services such as those provided by KLXE and lower current and expected revenues for KLXE. As a result, during the three months ended April 30, 2020, KLXE performed an interim goodwill impairment test and a long-lived asset recoverability test. As a result, KLXE recorded a $28.3 goodwill impairment charge. In addition, KLXE recorded a $180.4 long-lived asset impairment charge, of which $39.2 related to identified intangible assets and $141.2 related to property and equipment.

(3) During the fiscal year ended January 31, 2020, KLXE recorded a $47.0 goodwill impairment charge. The abrupt deterioration in industry conditions, which began in KLXE's third quarter and accelerated through the end of its fourth quarter of the fiscal year ended January 31, 2020, was driven by a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. The decline in E&P activity resulted in lower demand levels and lower current and expected revenues for KLXE's business, which led KLXE to perform an interim goodwill impairment test in the third quarter. As a result, KLXE reported a non-cash asset impairment charge of $47.0 in its 2019 fiscal year.

(4) During the fiscal year ended January 31, 2016, KLXE recorded a $640.2 goodwill and long-lived asset impairment charge. The rapid downturn in the oil and gas industry, including the nearly 75% decrease in the number of onshore drilling rigs and the resulting significant cutback in capital expenditures by KLXE's customers, resulted in a significant adverse change in the business climate, which indicated that KLXE's goodwill was impaired and its long-lived assets might not be recoverable. As a result, during the third quarter ended October 31, 2015, KLXE performed an interim goodwill impairment test and a long-lived asset recoverability test and determined that its goodwill was fully impaired and recorded a pre-tax impairment charge of $310.4. Further, KLXE utilized a combination of cost and market approaches to determine the fair value of its long-lived assets, resulting in an impairment charge of $177.8 related to identified intangibles and $152.0 related to property and equipment.

(5) On September 14, 2018, KLX distributed to its stockholders of record as of the close of business on September 3, 2018, 0.4 shares of KLXE Common Stock for every 1.0 share of KLX Common Stock held as of the record date. January 31, 2018, 2017 and 2016 basic and diluted net loss per common share and the average number of common shares outstanding were calculated using the number of shares of KLXE Common Stock outstanding immediately following the distribution. See Note 10 to KLXE's audited consolidated financial statements for the fiscal year ended January 31, 2020 included elsewhere in this joint proxy statement/prospectus.

<center>**MARKET PRICE INFORMATION**</center>

The KLXE Common Stock is traded on Nasdaq under the symbol "KLXE" and the QES Common Stock is traded on the NYSE under the symbol "QES."

The high and low trading prices for the KLXE Common Stock as of May 1, 2020, the last trading day immediately before the public announcement of the merger, were $1.36 and $1.00, respectively. The high and low trading prices for the QES Common Stock as of May 1, 2020, the last trading day immediately before the public announcement of the merger, were $1.03 and $0.96, respectively.

As of June 25, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 24,861,932 shares of KLXE Common Stock outstanding and approximately 1,260 holders of record of KLXE Common Stock, and 33,755,987 shares of QES Common Stock outstanding and approximately 30 holders of record of QES Common Stock.

The following table sets forth the closing sale price per share of KLXE Common Stock as reported on Nasdaq and QES Common Stock as reported on the NYSE as of May 1, 2020, the last trading day prior to the public announcement of the merger, and on June 24, 2020, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of QES Common Stock as of the same two dates. The implied value was calculated by multiplying the closing price of a share of KLXE Common Stock on the relevant date by the Exchange Ratio of 0.4844 shares of KLXE Common Stock for each share of QES Common Stock.

	KLXE Common Stock Closing Price	QES Common Stock Closing Price	Exchange Ratio	Estimated KLXE Equivalent Per Share Value
May 1, 2020	$1.08	$0.985	0.4844	$0.52
June 24, 2020	$2.36	$ 1.08	0.4844	$1.14

The market prices of KLXE Common Stock and QES Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate prior to the completion of the merger. No assurance can be given concerning the market prices of KLXE Common Stock or QES Common Stock before completion of the merger or of KLXE Common Stock after completion of the merger. Because the Exchange Ratio, which determines the merger consideration, is fixed and will not be adjusted for changes in the market prices of either KLXE Common Stock or QES Common Stock, the market price of KLXE Common Stock (and, therefore, the value of the merger consideration) when received by QES stockholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this joint proxy statement/prospectus. We urge you to obtain current market quotations for KLXE Common Stock and QES Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus. Please see "Risk Factors — Risks Relating to the Merger — Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in either KLXE's or QES's stock price, the value of the merger consideration is uncertain."

For more information on the market for KLXE's or QES's common equity, related stockholder matters and issuer purchases of equity securities, see Part II, Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" of KLXE's Annual Report on Form 10-K for the fiscal year ended January 31, 2020, and of QES's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which are attached as Annex I and P, respectively, to this joint proxy statement/prospectus and incorporated herein.

Each of KLXE and QES will incur transaction and merger-related expenses in connection with the merger.

KLXE and QES have incurred and expect to incur a number of non-recurring costs associated with consummating the merger and combining the operations of the two companies. These costs and expenses include fees paid to financial, legal and accounting advisors, potential employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by KLXE or QES regardless of whether the merger is completed.

Following completion of the merger, KLXE and QES will also incur integration costs related to the merger. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies' businesses. Although KLXE and QES expect that the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses may offset incremental transaction and merger-related costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by KLXE or QES even if the merger is not completed. While both KLXE and QES have assumed that certain expenses would be incurred in connection with the merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

Litigations filed against KLXE, the KLXE Board, certain of KLXE's subsidiaries, QES and the QES Board could prevent or delay the consummation of the merger or result in the payment of damages following completion of the merger.

In connection with the merger, a purported stockholder of KLXE filed a putative federal class action complaint on behalf of himself and the public stockholders of KLXE against KLXE, the KLXE Board, certain of KLXE's subsidiaries and QES, two purported stockholders of KLXE filed complaints against KLXE and the KLXE Board, and two purported stockholders of QES filed complaints against QES and the QES Board. Among other relief, the complaints seek to enjoin the defendants from proceeding with the proposed merger, orders directing the defendants to disseminate a registration statement that is free from material misstatement and omissions, awards of the plaintiffs' costs of the actions, including attorneys' and experts' fees, and such other and further relief as the courts may deem just and proper. The outcome of the litigations is uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay completion of the merger and result in substantial costs to KLXE and QES, including any costs associated with indemnification. Additional lawsuits in connection with the merger may be filed against KLXE and QES and/or their respective directors and officers, which additional lawsuits could also prevent or delay the consummation of the merger and result in additional costs to KLXE and QES. The ultimate resolution of these lawsuits cannot be predicted with certainty, and an adverse ruling in any such lawsuit may cause the merger to be delayed or not to be completed, which could cause KLXE and QES not to realize some or all of the anticipated benefits of the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company's business, financial condition, results of operations and cash flows. KLXE and QES believe the claims are meritless, but cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from these lawsuits. See "The Merger — Legal Proceedings Related to the Merger."

Risks Related to the Proposed Reverse Stock Split

The proposed reverse stock split may not increase KLXE's stock price over the long-term.

One of the KLXE shareholder proposals is the KLXE Reverse Stock Split Proposal. The merger is not conditioned on the adoption of this shareholder proposal. One of the purposes of the proposed reverse stock split is to increase the per-share market price of the KLXE Common Stock in order to ensure that KLXE continues to comply with the continued listing requirements of Nasdaq. It cannot be assured, however, that the proposed reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of KLXE Common Stock will proportionally increase the market price of KLXE Common Stock, it cannot be assured that the proposed reverse stock split will result in any permanent or sustained increase in the market price of KLXE Common Stock following the Effective Time of the merger, which is dependent upon many factors, including and forecasts provided by KLXE and QES, respectively. None of these analyses or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of KLXE and QES. Important factors that may affect the actual results of KLXE and QES and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to KLXE's and QES's businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled "Cautionary Statement Regarding Forward-Looking Statements" in this joint proxy statement/prospectus.

In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for KLXE's and QES's businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. In addition, since such financial forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. There can be no assurance that KLXE's, QES's, or the combined company's financial condition or results of operations will be consistent with those set forth in such analyses and forecasts. For more information please see "The Merger — Certain Unaudited Prospective Financial and Operating Information."

The QES Principal Stockholders will own a substantial portion of the outstanding KLXE Common Stock upon completion of the merger, and their interests may conflict with those of other KLXE stockholders.

The QES Principal Stockholders will own, on a combined basis, approximately 30% of the KLXE Common Stock upon completion of the merger. As a result, if acting as a group on a combined basis, the QES Principal Stockholders may be able to exert significant influence on matters requiring KLXE stockholder approval, including the election of directors, changes to the KLXE Charter and significant corporate transactions. This concentration of ownership may make it less likely that any other holder or group of holders of KLXE Common Stock will be able to affect the way the combined company is managed or the direction of its business. The interests of the QES Principal Stockholders with respect to matters potentially or actually involving or affecting KLXE, such as future acquisitions or attempts to acquire KLXE, may conflict with the interests of KLXE's other stockholders.

The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control, or limiting the ability of KLXE's other stockholders to approve transactions that they may deem to be in the best interests of the combined company. Moreover, the QES Principal Stockholders' concentration of stock ownership may adversely affect the trading price of the KLXE Common Stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

Any acquisitions, partnerships or joint ventures that the combined company enters into could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations.

KLXE's strategy is to evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. KLXE may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, KLXE may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that it acquires or with which it forms a partnership or joint venture. The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Any acquisition, partnership or joint venture may not be successful, may reduce KLXE's cash reserves, may negatively affect its earnings and financial performance and, to the extent financed with the proceeds of debt, may increase its indebtedness. KLXE cannot ensure that any acquisition, partnership or joint venture it makes will not have a material adverse effect on its business, financial condition and results of operations.

- sales of KLXE Common Stock by the combined company, large stockholders or management, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- announcements concerning the combined company or its competitors;

- public reaction to the combined company's press releases, other public announcements and filings with the SEC;

- strategic actions taken by competitors;

- actions taken by the combined company stockholders;

- additions or departures of key management personnel;

- maintenance of acceptable credit ratings or credit quality;

- the general state of the securities markets; and

- the risk factors described in this joint proxy statement/prospectus and the documents included in this joint proxy statement/prospectus.

These and other factors may impair the market for the KLXE Common Stock and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the KLXE Common Stock to fluctuate substantially, which may negatively affect the price and liquidity of the KLXE Common Stock. Many of these factors and conditions are beyond the control of the combined company or the combined company stockholders.

Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against the combined company, could result in very substantial costs, divert management's attention and resources and harm the combined company's business, operating results and financial condition.

Future sales or issuances of KLXE Common Stock, including sales by the QES Principal Stockholders, could have a negative impact on the KLXE Common Stock price.

Upon the closing of the merger, the QES Principal Stockholders will own, directly or indirectly, approximately 30% of the KLXE Common Stock. Sales of KLXE Common Stock by the QES Principal Stockholders or the perception that sales may be made by the QES Principal Stockholders, could significantly reduce the market price of the KLXE Common Stock.

Pursuant to the terms and conditions of the Registration Rights Agreement, the QES Principal Stockholders will be entitled to registration rights with respect to their KLXE Common Stock. If the QES Principal Stockholders exercise their registration rights, the market price of shares of KLXE Common Stock may be adversely affected.

Combined company stockholders may experience dilution in the future.

The percentage ownership of combined company stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that the combined company may grant to its directors, officers and employees. Such issuances may have a dilutive effect on the combined company's earnings per share, which could adversely affect the market price of the KLXE Common Stock.

Certain employees of QES will have rights to purchase or receive shares of KLXE Common Stock after the merger as a result of the conversion of their QES equity awards into KLXE equity awards. The conversion of these QES equity awards into KLXE equity awards is described in further detail in the section entitled "The Merger Agreement — Treatment of QES Equity Awards." The issuance of shares of KLXE Common Stock pursuant to these awards will dilute the percentage ownership of combined company stockholders. It is also expected that, from time to time after the closing of the merger, the KLXE Compensation Committee (which committee, as referenced herein, shall consist of such members as

THE KLXE ANNUAL MEETING

General

This joint proxy statement/prospectus is first being mailed on or about June 29, 2020 and constitutes notice of the KLXE Annual Meeting in conformity with the requirements of the DGCL and the amended and restated bylaws of KLXE (the "KLXE Bylaws").

This joint proxy statement/prospectus is being provided to KLXE stockholders as part of a solicitation of proxies by the KLXE Board for use at the KLXE Annual Meeting and at any adjournments or postponements of the KLXE Annual Meeting. KLXE stockholders are encouraged to read the entire document carefully, including the annexes to this document, for more detailed information regarding KLXE, the Merger Agreement and the transactions contemplated by the Merger Agreement.

Date, Time and Place

The KLXE Annual Meeting will be held on July 24, 2020, commencing at 10:30 a.m., Eastern Time. The KLXE Annual Meeting can be accessed by visiting www.meetingcenter.io/296843340, where KLXE stockholders will be able to participate and vote online. KLXE encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the registration instructions as outlined in this joint proxy statement/prospectus. The password for the KLXE Annual Meeting is KLXE2020. This joint proxy statement/prospectus is first being furnished to KLXE's stockholders on or about June 29, 2020.

KLXE has chosen to hold the KLXE Annual Meeting solely via live webcast and not in a physical location given the current public health impact of COVID-19 and its desire to promote the health and safety of its stockholders, directors, officers, employees and other constituents.

Only stockholders of KLXE as of the close of business on the KLXE Record Date and those who hold a valid proxy for the KLXE Annual Meeting are entitled to participate in the KLXE Annual Meeting.

Purpose of the KLXE Annual Meeting

At the KLXE Annual Meeting, KLXE stockholders will be asked to consider and vote on (i) proposals related to the merger and (ii) annual meeting items.

Specifically, in respect of the merger, stockholders will be asked to approve:

- the KLXE Share Issuance Proposal, which is further described in the sections entitled "KLXE Proposal 1 — The KLXE Share Issuance Proposal" and "The Merger Agreement" beginning on pages 55 and 136, respectively;

- the KLXE Reverse Stock Split Proposal, which is further described in the section entitled "KLXE Proposal 2 — The KLXE Reverse Stock Split Proposal" beginning on page 57; and

- the KLXE LTIP Amendment Proposal, which is further described in the section entitled "KLXE Proposal 3 — The KLXE LTIP Amendment Proposal" beginning on page 62.

In respect of the annual meeting proposals, stockholders will be asked to approve:

- the KLXE Director Election Proposal, which is further described in the section entitled "KLXE Proposal 4 — The KLXE Director Election Proposal" beginning on page 70;

- the KLXE ESPP Amendment Proposal, which is further described in the sections entitled "KLXE Proposal 5 — The KLXE ESPP Amendment Proposal" beginning on page 74; and

- the KLXE Auditor Proposal, which is further described in the section entitled "KLXE Proposal 6 — Ratification of the Appointment of Independent Registered Public Accounting Firm" beginning on page 80.

In respect of adjournment of the KLXE Annual Meeting, stockholders will be asked to approve:

- the KLXE Adjournment Proposal, as further discussed under "KLXE Proposal 7 — The KLXE Adjournment Proposal" on page 83.

KLXE will transact no other business at the KLXE Annual Meeting except such business as may properly be brought before the KLXE Annual Meeting or any adjournments or postponements thereof.

KLXE stockholders must approve the KLXE Share Issuance Proposal as a condition to the completion of the merger. If KLXE stockholders fail to approve the KLXE Share Issuance Proposal, the merger will not occur. The votes on the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal are each a vote separate and apart from the votes to approve the KLXE Share Issuance Proposal. Accordingly, a stockholder may vote to approve the KLXE Share Issuance Proposal and vote not to approve any or all of the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal, and vice versa.

Other than the matters described above, KLXE does not expect a vote to be taken on any other matters at the KLXE Annual Meeting or any adjournment or postponement thereof. However, if any other matters are properly brought before the KLXE Annual Meeting or any adjournment or postponement thereof for consideration, the holders of the proxies will have discretion to vote on such matters in accordance with their best judgment.

Recommendation of the KLXE Board

The KLXE Board has unanimously determined that it is in the best interests of the stockholders of KLXE to enter into the Merger Agreement and has unanimously approved and declared advisable the Merger Agreement, the share issuance and the other transactions contemplated thereby. A description of factors considered by the KLXE Board in reaching its decision to approve and declare advisable the Merger Agreement can be found in "The Merger — Recommendation of the KLXE Board and Reasons for the Merger" beginning on page 99.

The KLXE Board unanimously recommends that KLXE stockholders vote "FOR" the KLXE Share Issuance Proposal, "FOR" the KLXE Reverse Stock Split Proposal and "FOR" the KLXE LTIP Amendment Proposal.

KLXE stockholders' approval of the KLXE Share Issuance Proposal is a condition for the merger to occur. If KLXE stockholders fail to approve the KLXE Share Issuance Proposal by the requisite vote, the merger will not occur.

In addition, the KLXE Board unanimously recommends that KLXE stockholders vote "FOR" the KLXE Director Election Proposal, "FOR" the KLXE ESPP Amendment Proposal, "FOR" the KLXE Auditor Proposal and "FOR" the KLXE Adjournment Proposal.

Record Date; Stockholders Entitled to Vote

Only holders of KLXE Common Stock at the close of business on June 25, 2020, the record date for the KLXE Annual Meeting, will be entitled to notice of, and to vote at, the KLXE Annual Meeting or any adjournments or postponements of the KLXE Annual Meeting. At the close of business on the record date, 24,861,932 shares of KLXE Common Stock were issued and outstanding.

Holders of KLXE Common Stock are entitled to one vote for each share of KLXE Common Stock they own at the close of business on the record date.

Quorum

The presence at the KLXE Annual Meeting of the holders of a majority of the shares of KLXE Common Stock outstanding at the close of business on the KLXE Record Date and entitled to vote at the meeting will constitute a quorum. As a result, there must be 12,430,967 shares represented by proxy or by stockholders present and entitled to vote at the KLXE Annual Meeting in order to have a quorum. There must be a quorum for business to be conducted at the KLXE Annual Meeting. If a quorum does not exist, the chairman of the meeting or the stockholders, by the affirmative vote of a majority of the shares of KLXE Common Stock present or represented by proxy at the KLXE Annual Meeting, may adjourn the meeting to another place, date or time. Failure of a quorum to be represented at the KLXE Annual Meeting will necessitate an adjournment of the KLXE Annual Meeting and may subject KLXE to additional expense.

If you submit your proxy over the Internet or by telephone or submit a properly executed proxy card, even if you abstain from voting, your shares will be counted as present for purposes of determining whether a quorum exists at the KLXE Annual Meeting.

Required Vote

Approval of the KLXE Reverse Stock Split Proposal requires the affirmative vote of a majority of the outstanding shares of KLXE Common Stock entitled to vote thereon.

Under the KLXE Bylaws, approval of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat, provided that a quorum is present. If no quorum is present at the KLXE Annual Meeting, the chairman of the meeting or the stockholders, by the affirmative vote of the holders of a majority of the shares of KLXE Common Stock present or represented by proxy at the KLXE Annual Meeting, may adjourn the KLXE Annual Meeting.

Under the KLXE Charter, in order for a director to be elected at the KLXE Annual Meeting pursuant to the KLXE Director Election Proposal, a plurality of the voting power of the shares of KLXE Common Stock entitled to vote on the election of directors and present in person or by proxy at the KLXE Annual Meeting must be cast "for" the director. Abstentions and broker non-votes are excluded from the calculation of the vote results. In an uncontested election of directors, any incumbent director who receives a greater number of votes "against" their election than votes "for" their election shall promptly tender their resignation to the Chairman of the KLXE Board. The Chairman of the KLXE Board then recommends to the KLXE Board whether to accept or reject the resignation, and the KLXE Board must make a decision within 90 days after the date of the KLXE Annual Meeting at which the election took place. Any director who tenders a resignation does not participate in this decision. KLXE shall then make a public announcement of the KLXE Board's decision to accept or reject the resignation.

Abstentions and Broker Non-Votes

An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting. At the KLXE Annual Meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. **Abstaining from voting will have the same effect as voting "AGAINST" the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal.**

If no instruction as to how to vote is given (including no instruction to abstain from voting) in an executed, duly returned and not revoked proxy, the proxy will be voted "FOR" (i) the KLXE Share Issuance Proposal, (ii) the KLXE Reverse Stock Split Proposal, (iii) the KLXE LTIP Amendment Proposal, (iv) the KLXE Director Election Proposal, (v) the KLXE ESPP Amendment Proposal, (vi) the KLXE Auditor Proposal and (vii) the KLXE Adjournment Proposal.

Broker non-votes occur when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under NYSE rules the KLXE Auditor Proposal is, and we believe the KLXE Reverse Stock Split Proposal is, considered a "routine" matter. Brokers that hold your shares have discretionary authority to vote your shares without receiving instructions from you on "routine" matters. Under NYSE rules, the following matters are considered to be "non-routine" matters: the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE

Director Election Proposal, the KLXE ESPP Amendment Proposal and the KLXE Adjournment Proposal. Under NYSE rules, brokers that hold your shares therefore would not have discretionary authority to vote your shares without receiving instructions from you on such matters. Accordingly, if a beneficial owner of shares of KLXE Common Stock held in "street name" does not give voting instructions to the bank, broker or other nominee, there may be broker non-votes on such matters at the KLXE Annual Meeting.

Failure to Vote

If you are a stockholder of record and you do not sign and return your proxy card or vote over the Internet, by telephone or at the KLXE Annual Meeting, your shares will not be voted at the KLXE Annual Meeting, will not be counted as present in person or by proxy at the KLXE Annual Meeting and will not be counted as present for purposes of determining whether a quorum exists.

Under NYSE rules, banks, brokers and other nominees that hold shares in "street name" for their customers do not have discretionary voting authority with respect to the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal and the KLXE Adjournment Proposal. Accordingly, if you are the beneficial owner of shares held in "street name" and you do not issue voting instructions to your bank, broker or other nominee, your shares will not be voted at the KLXE Annual Meeting with respect to these matters. The failure to issue voting instructions to your bank, broker or other nominee, assuming your bank, broker or other nominee is present on your behalf at the KLXE Annual Meeting, will be the same as a vote "against" the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal (except in the event your bank, broker or other nominee exercises its discretionary authority to vote "for" the KLXE Reverse Stock Split Proposal), the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal (except in the event your bank, broker or other nominee exercises its discretionary authority to vote "for" the KLXE Auditor Proposal) and the KLXE Adjournment Proposal, but will have no effect on the KLXE Director Election Proposal.

A failure to have your shares present at the KLXE Annual Meeting will have no effect on the outcome of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal (assuming a quorum is present, other than with respect to the KLXE Adjournment Proposal).

Voting by KLXE's Directors and Executive Officers

At the close of business on June 25, 2020, directors and executive officers of KLXE were entitled to vote 2,286,098 shares of KLXE Common Stock, or approximately 9.2% of the shares of KLXE Common Stock issued and outstanding on that date. KLXE's directors and executive officers have informed KLXE that they intend to vote their shares in favor of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and any other proposals to be considered at the KLXE Annual Meeting, although none of KLXE's directors and executive officers is obligated to do so, other than Mr. Amin J. Khoury. Mr. Khoury has agreed to vote his shares of KLXE Common Stock in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting. For more information, please see "The Merger Agreement — KLXE Support Agreement."

Voting at the KLXE Annual Meeting

If your shares are registered directly in your name with KLXE's transfer agent, you are considered a "stockholder of record" (also referred to in this joint proxy statement/prospectus as a "registered stockholder"), and there are four methods by which you may vote your shares at the KLXE Annual Meeting. You may attend the KLXE Annual Meeting and vote your shares, rather than signing and returning your proxy card, or you may cause your shares to be voted by authorizing the persons named as proxies on the proxy card to vote your shares at the KLXE Annual Meeting by returning the proxy card through the Internet, by telephone or by mail. If you choose to submit a proxy to vote your shares over the Internet or by telephone, there is no need for you to mail back your proxy card. **Although KLXE offers four different voting**

methods, KLXE encourages you to submit a proxy to vote either over the Internet or by telephone to ensure that your shares are represented and voted at the KLXE Annual Meeting.

- *To Submit a Proxy to Vote Over the Internet:* To submit a proxy to vote over the Internet, go to www.meetingcenter.io/296843340 and follow the steps outlined on the secured website. You will need the number included on your proxy card to obtain your records and to create an electronic voting instruction form. If you submit your proxy to vote over the Internet, you do not have to mail in a proxy card.

- *To Submit a Proxy by Telephone:* To submit a proxy to vote by telephone, call toll-free 1-800-652-VOTE (8683) within the U.S., U.S. territories and Canada on a touch-tone telephone. Please have your proxy card available for reference because you will need the validation details that are located on your proxy card in order to submit your vote by proxy by telephone. If you submit your proxy to vote by telephone, you do not have to mail in a proxy card. If you choose to submit your vote via proxy by telephone, you must do so prior to 10:00 a.m., Eastern Time, on July 24, 2020.

- *To Submit a Proxy by Mail:* To submit a proxy to vote by mail, complete, sign and date the proxy card and return it promptly to the address indicated on the proxy card in the postage paid enveloped provided. If you sign and return your proxy card without indicating how you want your shares of KLXE Common Stock to be voted with regard to a particular proposal, your shares of KLXE Common Stock will be voted in favor of such proposal. If you return your proxy card without a signature, your shares will not be counted as present at the KLXE Annual Meeting and cannot be voted.

- *To Vote at the KLXE Annual Meeting:* To vote during the KLXE Annual Meeting, go to www.meetingcenter.io/296843340 during the meeting and follow the instructions on the website. You will need your 16-digit control number to access the meeting and vote your shares at the meeting.

If your shares are held by your bank, broker or other nominee, you are considered the beneficial owner of shares held in "street name" and you will receive a vote instruction form from your bank, broker or other nominee seeking instructions from you as to how your shares should be voted.

If you sign your proxy, but do not indicate how you wish to vote, your shares will be voted "**FOR**" the KLXE Share Issuance Proposal, "**FOR**" the KLXE Reverse Stock Split Proposal, **"FOR"** the KLXE LTIP Amendment Proposal, **"FOR"** the KLXE Director Election Proposal, "**FOR**" the KLXE ESPP Amendment Proposal, **"FOR"** the KLXE Auditor Proposal and "**FOR**" the KLXE Adjournment Proposal.

Stockholders who are entitled to vote at the KLXE Annual Meeting may attend the KLXE Annual Meeting.

Revocation of Proxies

Other than with respect to Mr. Amin J. Khoury's proxy to vote "FOR" the KLXE Share Issuance Proposal, which is subject to the KLXE Support Agreement, KLXE stockholders can change or revoke their proxy at any time before the final vote at the KLXE Annual Meeting. If you are the stockholder of record of your shares, you may revoke your proxy by:

- submitting another proxy over the Internet;
- submitting another proxy by telephone prior to 10:00 a.m., Eastern Time, on July 24, 2020;
- timely delivery of a written notice that you are revoking your proxy to KLXE's Corporate Secretary;
- timely delivery of a valid, later-dated proxy; or
- attending the KLXE Annual Meeting and voting. Simply attending the KLXE Annual Meeting will not, by itself, revoke your proxy.

If you are the beneficial owner of shares held in "street name," you should contact your bank, broker or other nominee with questions about how to change or revoke your voting instructions.

Solicitation of Proxies

The KLXE Board is soliciting your proxy in connection with the KLXE Annual Meeting, and KLXE will bear the cost of soliciting such proxies, except that KLXE and QES will share equally the costs of printing

KLXE PROPOSAL 2 — AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KLXE EFFECTING THE REVERSE STOCK SPLIT

General

KLXE is asking its stockholders to approve an amendment to the amended and restated certificate of incorporation of KLXE effecting the reverse stock split of KLXE Common Stock at a ratio anywhere in the range between one new share for every five shares and one new share for every ten shares outstanding. The KLXE Board will determine the actual reverse stock split ratio within such range. Upon the effectiveness of the amendment to the amended and restated certificate of incorporation of KLXE effecting the reverse stock split, the issued shares of KLXE Common Stock immediately prior to the effective time of the reverse stock split will be reclassified into a smaller number of shares within the specified range, such that a stockholder of KLXE will own one new share of KLXE Common Stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the effective time of the reverse stock split. The form of the amendment to the KLXE amended and restated certificate of incorporation which will effect the reverse stock split is attached to this joint proxy statement/prospectus as Annex B.

If the KLXE Reverse Stock Split Proposal is approved, KLXE anticipates that the reverse stock split would become effective immediately prior to the Effective Time of the merger. However, approval of the KLXE Reverse Stock Split Proposal is not a condition to the consummation of the merger, and if the conditions to the merger are satisfied, the merger will close whether or not the KLXE Reverse Stock Split Proposal is approved.

In addition, approval of the KLXE Reverse Stock Split Proposal is not conditioned upon approval of the KLXE Share Issuance Proposal or any of the other proposals to be considered at the KLXE Annual Meeting, and is not conditioned on completion of the merger. As a result, if the KLXE stockholders vote to approve the KLXE Reverse Stock Split Proposal, KLXE may elect to effect the reverse stock split, regardless of whether the merger closes or any of the other proposals to be considered at the KLXE Annual Meeting are approved.

Purpose

The KLXE Board unanimously approved the proposal to amend the KLXE amended and restated certificate of incorporation to effect the reverse stock split for the following reasons:

- the KLXE Board believes a higher stock price may help generate investor interest in KLXE and help KLXE attract and retain employees;

- if the reverse stock split successfully increases the per share price of KLXE Common Stock, the KLXE Board believes this increase may increase trading volume in KLXE Common Stock and facilitate future financings by KLXE; and

- the KLXE Board believes that effecting the reverse stock split may be an effective means of avoiding any potential delisting of KLXE Common Stock from Nasdaq.

Potential Increased Investor Interest

On June 24, 2020, KLXE Common Stock closed at $2.36 per share. Due to the low price of KLXE Common Stock, some brokerage firms may be reluctant to recommend KLXE Common Stock to their clients. Investors who do not use zero-commission online brokerage firms may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the KLXE Board believes that most investment funds are reluctant to invest in lower priced stocks. Accordingly, the KLXE Board believes that a higher stock price may generate investor interest in KLXE Common Stock.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of the reverse stock split would include the following, all of which have been considered by the KLXE Board in approving the reverse stock split:

- the number of outstanding shares of KLXE Common Stock will be reduced and each KLXE stockholder will own fewer shares than it currently owns;

- except for adjustments that may result from the treatment of fractional shares resulting from the reverse stock split, which are explained below under the section entitled "— Fractional Shares," each KLXE stockholder will hold the same percentage of KLXE Common Stock immediately following the reverse stock split as such KLXE stockholder held immediately prior to the reverse stock split;

- the voting rights, rights to dividends and distributions and other rights of KLXE Common Stock will not be changed as a result of the reverse stock split;

- the reverse stock split will not affect the number of authorized shares of KLXE Common Stock which will continue to be authorized pursuant to the KLXE amended and restated certificate of incorporation, or the par value of KLXE Common Stock. As described further below, because the number of authorized shares will not be reduced proportionately, the reverse stock split will increase the KLXE Board's ability to issue authorized and unissued shares without further stockholder action; and

- the reverse stock split will not affect KLXE's continuing obligation to comply with the periodic reporting requirements of the Exchange Act. The reverse stock split is not intended as, and will not have the effect of, a "going private transaction" covered by Rule 13e-3 under the Exchange Act.

There are also risks associated with the reverse stock split, all of which have been considered by the KLXE Board in unanimously recommending to KLXE stockholders the reverse stock split for approval.

One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares that are not outstanding relative to those which are outstanding. This could result in the KLXE Board being able to issue more shares of common stock without further stockholder approval. For example, before giving effect to the reverse stock split, KLXE's authorized shares not outstanding immediately prior to the Effective Time of the merger would be 85,138,068 shares of common stock compared to outstanding shares of approximately 24,861,932. However, if KLXE effects the reverse stock split, assuming a 1-for-10 ratio, its authorized shares not outstanding immediately prior to the Effective Time of the merger will be 107,513,807 compared to shares outstanding of approximately 2,486,193. With respect to authorized shares not outstanding, KLXE could use shares that are available for issuance in future equity financing transactions, which could result in additional dilution to KLXE stockholders, or to oppose a hostile takeover attempt or delay or prevent future changes in control or changes in or removal of management, including transactions that are favored by a majority of the KLXE stockholders or in which the KLXE stockholders might otherwise receive a premium for their shares of KLXE Common Stock over then-current market prices or benefit in some other manner. KLXE currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under KLXE's outstanding equity awards from time to time as required by the terms of such awards.

KLXE cannot predict whether the reverse stock split will increase the market price for KLXE Common Stock. The history of similar reverse stock splits for companies in like circumstances is varied. There is no assurance that:

- the market price per share of KLXE Common Stock after the reverse stock split will rise in proportion to the reduction in the number of shares of KLXE Common Stock outstanding before the reverse stock split;

- the reverse stock split will result in a per share price for KLXE Common Stock that will attract brokers and investors who do not trade in lower priced stocks;

- the reverse stock split will result in a per share price for KLXE Common Stock that will increase the ability of KLXE to attract and retain employees; or

- the bid price per share of KLXE Common Stock will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing.

The market price of KLXE Common Stock will also be based on the performance of KLXE and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected

KLXE PROPOSAL 3 — AMENDMENT TO THE KLXE LONG-TERM INCENTIVE PLAN

In connection with the merger, KLXE intends to adopt the LTIP Amendment, a copy of which is attached to this joint proxy statement/prospectus as Annex C. The LTIP was previously adopted by the KLXE Board, and approved by KLXE's stockholders, to promote the long-term success of KLXE by providing eligible individuals with opportunities to obtain a proprietary interest in KLXE through the grant of equity-based awards. These awards provide participants with incentives to contribute to KLXE's long-term growth and profitability. The LTIP also assists in attracting, retaining and motivating highly qualified individuals who are in a position to make significant contributions to KLXE. The LTIP Amendment would increase the total number of shares of KLXE Common Stock reserved for issuance under the LTIP by 6,250,000 shares in order to allow KLXE to grant equity awards consistent with past practice and to grant equity awards to QES employees and new directors following and assuming completion of the merger. The requested share increase is based on the dollar value of awards for (1) both QES and KLXE service providers, (2) KLXE's annual grants to the KLXE Board and (3) a reasonable excess amount for unanticipated key employee retention purposes, divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. In addition, the LTIP Amendment would provide for a $500,000 annual limit on the aggregate grant date fair value awards to non-employee directors. As of June 24, 2020, the per-share fair market value of KLXE Common Stock was equal to $2.36.

Why KLXE Stockholders Should Vote to Approve the LTIP Amendment

- **Equity Incentive Awards are an Important Part of KLXE's Compensation Philosophy.** KLXE's equity compensation plans are critical to KLXE's ongoing effort to build stockholder value. The KLXE Board and KLXE Compensation Committee believe that KLXE's ability to grant equity incentive awards to new and existing service providers has helped KLXE attract, retain and motivate professionals of the highest caliber with highly sought-after skill sets, who are capable of leading KLXE in fulfilling its business objectives. KLXE has historically favored equity incentive awards rather than cash incentive awards for retention purposes. The KLXE Board believes that the effective use of equity-based compensation is vital to KLXE's ability to achieve future success.

  - As of May 1, 2020, 114 (13%) of KLXE's employees (including three executive officers) and all of KLXE's non-employee directors (other than Amin J. Khoury) held outstanding equity awards. Over the past three fiscal years, KLXE has granted equity-based incentive compensation to approximately 125 individuals on an annual average basis. This excludes Amin J. Khoury, Thomas P. McCaffrey and directors, who were issued one-time grants in 2018. KLXE believes these broad-based grants help align incentives throughout the organization.

- **The LTIP Will No Longer Have Shares Available for Grant.** Under KLXE's current projections, the LTIP will run out of shares available for grant during fiscal year 2020, and KLXE will not be able to continue to issue equity incentives (other than under the ESPP, assuming the share increase for the ESPP is approved) to service providers of the combined company following completion of the merger unless KLXE's stockholders approve the LTIP Amendment. For KLXE to maintain equity compensation to its service providers having a value consistent with historic grant practices at KLXE, additional shares are required. The KLXE Board and the KLXE Compensation Committee continue to believe that to hire and retain talented professionals, KLXE's compensation practices will need to remain in line with its competitors. While KLXE could increase cash compensation if KLXE is unable to grant equity incentives, the KLXE Board anticipates that KLXE will have difficulty attracting, retaining and motivating service providers if KLXE is unable to make equity grants to them. The KLXE Board believes that outcome could negatively impact KLXE's ability to align service provider compensation with the interests of KLXE stockholders.

  - As of May 2020, a total of approximately 1.3 million restricted shares were outstanding awards under the LTIP and approximately 280,000 shares of KLXE Common Stock were available for new awards granted under the LTIP. In addition, as described under "The Merger Agreement — Treatment of QES Equity Awards", restricted stock units held by QES employees under the QES equity incentive plans will be assumed by KLXE in connection with the merger. None of these QES outstanding awards or reserved shares will count against the share reserve under the LTIP.

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- In connection with the merger, the Directors Plan will be terminated as of the Effective Time. The share reserve under the Directors Plan consisted of 300,000 shares and no such shares have been issued under the Directors Plan. The increased share reserve under the LTIP sought by this KLXE LTIP Amendment Proposal takes into account the fact that the Directors Plan is terminating without having used the share reserve.

- **Reasonable Share Request.** The total number of additional shares KLXE is requesting under the LTIP is 6,250,000, as may be adjusted by the reverse stock split. KLXE believes that such number of shares is the minimum number (with a small cushion) to enable KLXE to grant equity compensation awards until the occurrence of KLXE's next annual meeting of stockholders. The requested share increase is based on the dollar value of awards for (1) both QES and KLXE service providers, (2) KLXE's annual grants to the KLXE Board and (3) a reasonable excess amount for unanticipated key employee retention purposes, divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. KLXE believes that such number of shares is reasonable and consistent with general market practices. This view is based on several assumptions, including that KLXE's grant practices under the LTIP will be consistent with KLXE's historical practices and usage. KLXE's view of the reasonableness of its share request is dependent on a number of other factors that are difficult to predict or beyond KLXE's control, including the consummation of the merger, approval of the KLXE Reverse Stock Split Proposal by KLXE stockholders, the price of KLXE Common Stock and underlying future grants, KLXE's hiring activity, forfeitures of outstanding awards and other circumstances that may require KLXE to change its equity grant practices. These underlying assumptions and factors cannot be predicted with certainty, and to the extent they change, the number of shares requested may not last for the estimated period or may last longer than the estimated period.

- **KLXE Manages Equity Incentive Award Use Responsibly and Dilution is Reasonable.** KLXE manages long-term stockholder dilution by limiting the number of equity awards granted annually. KLXE's Compensation Committee carefully monitors KLXE's annual net burn rate, which is the rate at which awards are granted as a percentage of outstanding shares of KLXE Common Stock, and potential stockholder dilution in order to maximize stockholder value, and the number of equity incentive awards granted is limited to the amount believed necessary to attract, retain and motivate key personnel.

Background

The LTIP Amendment will increase the total number of shares of KLXE Common Stock reserved for issuance under the LTIP from 3,225,000 to 9,475,000. In addition, the LTIP Amendment would provide for a $500,000 annual limit on the aggregate grant date fair value of awards to non-employee directors. The KLXE Board considered corporate governance best practices when approving the aforementioned modifications. The requested share increase is based on the dollar value of awards for (1) both QES and KLXE service providers, (2) KLXE's annual grants to the KLXE Board and (3) a reasonable excess amount for unanticipated key employee retention purposes, divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share.

The following table provides information regarding KLXE's historical grant practices under the LTIP.

Grant information	2018	2019	2020
Restricted Shares Granted	2,467,491	612,764	—

The following table provides information as of January 31, 2020 with respect to the shares of KLXE Common Stock that may be issued under KLXE's existing equity compensation plans, which consist of the LTIP, the ESPP and KLXE's Non-Employee Directors Stock and Deferred Compensation Plan (the "Directors Plan").

	Equity Compensation Plan Information		
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	—	$ —	—
Equity Compensation Plans Not Approved by Security Holders	—[1]	$ —	556,370[2]
Total	—	$ —	556,370

(1) The LTIP, the ESPP and the Directors Plan were each approved by KLX as the sole stockholder of KLXE prior to the spin-off from KLX on September 14, 2018. The only awards granted by KLXE under the LTIP are restricted stock awards. No shares or awards have been granted by KLXE under the Directors Plan. As described below, there are no outstanding purchase rights under the ESPP.

(2) The amounts listed in this column include 231,626 shares available for future issuance under the LTIP (without taking into account the LTIP Amendment), 24,744 shares available for future issuance under the ESPP (without taking into account the ESPP Amendment) and 300,000 shares available for future issuance under the Directors Plan. In connection with the merger, the Directors Plan will be terminated as of the Effective Time. No shares have been issued under the Directors Plan. Because the ESPP did not have enough shares reserved to satisfy outstanding options to purchase shares during the current offering period ending June 30, 2020, KLXE has refunded participants' contributions for such offering period.

The LTIP was adopted in September 2018. The KLXE Board believes that the existing share reserve will be exhausted during fiscal year 2020. Without the ability to provide equity compensation, KLXE may be unable to attract and retain key employees or directors.

If this KLXE LTIP Amendment Proposal is approved, KLXE intends to continue to provide equity incentives to existing and newly hired KLXE and QES key service providers. If this KLXE LTIP Amendment Proposal is approved, KLXE expects to have sufficient shares available under the LTIP until KLXE's annual stockholder meeting in 2021.

The proposed share increase of 6,250,000 shares was determined by comparing KLXE's past equity grants to service providers to KLXE's current hiring and retention plan (taking into account QES service providers). The requested share increase is based on the dollar value of awards for (1) both QES and KLXE service providers, (2) KLXE's annual grants to the KLXE Board and (3) a reasonable excess amount for unanticipated key employee retention purposes, divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. The KLXE Board believes that the increase in shares of KLXE Common Stock available for issuance under the LTIP is essential to permit KLXE's management to continue to provide long-term, equity-based incentives to present and future service providers.

New Plan Benefits

The number of awards that KLXE's named executive officers, other executive officers, directors and other employees may receive under the LTIP will be determined in the discretion of the KLXE Compensation Committee in the future, and the KLXE Compensation Committee has not made any determination to make future grants to any persons under the LTIP as of the date of this joint proxy statement/prospectus. Therefore, it is not possible to determine the benefits that will be received in the future by such participants

Accordingly, if you are a KLXE stockholder, you may vote to approve any or all of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and/or the KLXE Adjournment Proposal and vote not to approve the KLXE Director Proposal, and vice versa.

Approval of the KLXE Director Election Proposal is not a condition to the consummation of the merger, and if the conditions to the merger are satisfied the merger will close whether or not the KLXE Director Election Proposal is approved.

Under the KLXE Charter, in order for a director to be elected at the KLXE Annual Meeting, a plurality of the voting power of the shares of KLXE Common Stock entitled to vote on the election of directors and present in person or by proxy at the KLXE Annual Meeting must be cast "for" the director. Abstentions and broker non-votes are excluded from calculation of the vote results. In an uncontested election of directors, any incumbent director who receives a greater number of votes "against" their election than votes "for" their election shall promptly tender their resignation to the KLXE Chairman. The KLXE Chairman then recommends to the KLXE Board whether to accept or reject the resignation, and the KLXE Board must make a decision by 90 days after the date of the meeting at which the election took place. Any director who tenders a resignation does not participate in this decision. KLXE shall then make a public announcement of the KLXE Board's decision to accept or reject the resignation.

IF YOU ARE A KLXE STOCKHOLDER, THE KLXE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE KLXE DIRECTOR ELECTION PROPOSAL

Set forth below is the business experience of, and certain other information regarding, the two director nominees of KLXE. The directors' ages are as of June 22, 2020.

Name, Age, Business Experience and Current Directorships	Director Since	Term Expires
BENJAMIN A. HARDESTY, 70	2018	2020

Benjamin A. Hardesty has been a Director of KLXE since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Hardesty has been the owner of Alta Energy LLC, a consulting business focused on oil and natural gas in the Appalachian Basin and onshore United States, since 2010. In May 2010, Mr. Hardesty retired as president of Dominion E&P, Inc., a subsidiary of Dominion Energy, engaged in the exploration and production of oil and natural gas in North America, a position he had held since September 2007. After joining Dominion Energy in 1995, Mr. Hardesty had previously also served in other executive positions, including President of Dominion Appalachian Development, Inc. and General Manager and Vice President Northeast Gas Basin. Mr. Hardesty has served on the Board of Directors of Antero Resources Corporation since its initial public offering in October 2013. He previously was a member of the Board of Directors of Blue Dot Energy Services, LLC from 2011 until its sale to B/E Aerospace in 2013. From 1982 to 1995, Mr. Hardesty served as an officer and director of Stonewall Gas Company, and from 1978 to 1982 as vice president of operations of Development Drilling Corporation. Mr. Hardesty is director emeritus and past president of the West Virginia Oil & Natural Gas Association and past president of the Independent Oil & Gas Association of West Virginia. Mr. Hardesty serves on the Visiting Committee of the Petroleum Natural Gas Engineering Department of the College of Engineering and Mineral Resources at West Virginia University. The KLXE Board benefits from Mr. Hardesty's significant experience in the oil and natural gas industry, including in KLXE's areas of operation.

Name, Age, Business Experience and Current Directorships	Director Since	Term Expires
STEPHEN M. WARD, JR., 65	2018	2020

Stephen M. Ward, Jr., has been a Director of KLXE since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Ward has been a director of Carpenter Technology Corporation since 2001, where he is Chair of the Corporate Governance Committee and a member of the Human Resources and Science and Technology Committees. Mr. Ward previously served as President and Chief Executive Officer of Lenovo Corporation, which was formed by the acquisition of IBM Corporation's personal computer business by Lenovo of China. Mr. Ward had spent 26 years at IBM Corporation holding various management positions, including Chief Information Officer and Senior Vice President and General Manager, Personal Systems Group. Mr. Ward is a cofounder and Board member of C3.ai, a company that develops and sells internet of things software for analytics and control. Mr. Ward was previously a Board member and founder of E2open, a maker of enterprise software, and a Board member of E-Ink, a maker of high-tech screens for e-readers and computers, and was the Chairman of the Board of QDVision, the developer and a manufacturer of quantum dot technology for the computer, TV and display industries until its sale. The KLXE Board benefits from Mr. Ward's broad executive experience and focus on innovation that enables him to share with the KLXE Board valuable perspectives on a variety of issues relating to management, strategic planning, tactical capital investments and growth.

Information about KLXE's current directors and executive officers, executive compensation and related party transactions is set forth in KLXE's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2020, which is attached as Annex J to this joint proxy statement/prospectus. Information about KLXE's corporate governance is set forth herein, beginning under the section entitled "Management of KLXE Following the Merger — Structure of the Board of Directors" on page 163. The Report of KLXE's Audit Committee is set forth herein under the section entitled "Report of the Audit Committee of the KLXE Board."

KLXE PROPOSAL 5 — AMENDMENT TO THE KLXE EMPLOYEE STOCK PURCHASE PLAN

In connection with the merger, KLXE intends to adopt the ESPP Amendment, a copy of which is attached to this joint proxy statement/prospectus as Annex D. The ESPP was previously adopted by the KLXE Board, and approved by KLXE's stockholders, to provide a method by which eligible employees of KLXE and its subsidiaries as KLXE's Board may from time to time designate may use voluntary, systematic payroll deductions to purchase shares of KLXE Common Stock and thereby acquire an interest in the future of KLXE. The ESPP Amendment would increase the total number of shares of KLXE Common Stock reserved for issuance under the ESPP by 1,500,000 shares in order to allow eligible employees to purchase shares of KLXE Common Stock in accordance with past practice. The requested number of shares was based on the dollar value of the estimated future purchases for both QES and KLXE employees (based on historical purchases by KLXE employees) divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. As of June 24, 2020, the per-share fair market value of KLXE Common Stock was equal to $2.36.

Why KLXE Stockholders Should Vote to Approve the ESPP Amendment

- **ESPP Participation is an Important Part of KLXE's Compensation Philosophy.** KLXE's equity compensation plans are critical to KLXE's ongoing effort to build stockholder value. The KLXE Board and KLXE Compensation Committee believe that KLXE's ability to provide a method by which eligible employees of KLXE and its subsidiaries, as KLXE's Board may from time to time designate, may purchase shares of KLXE Common Stock has helped KLXE attract, retain and motivate professionals of the highest caliber with highly sought-after skill sets, who are capable of leading KLXE in fulfilling its business objectives. The KLXE Board believes that the effective use of equity-based compensation is vital to KLXE's ability to achieve future success.

    - As of May 2020, 128 employees of KLXE and its subsidiaries participate in the ESPP (including one executive officer). Over the past three fiscal years, approximately 207 employees on an annual average basis have purchased KLXE Common Stock under the ESPP. KLXE believes this employee participation helps align incentives throughout the organization.

- **The ESPP Will No Longer Have Shares Available for Issuance.** Because the ESPP did not have enough shares reserved to satisfy outstanding options to purchase shares during the offering period ending June 30, 2020, KLXE has refunded participants' contributions for such offering period. In addition, KLXE agreed with QES to suspend the ESPP until the closing date. KLXE intends to continue to offer the ESPP following the closing date. In order for KLXE, following completion of the merger, to allow its eligible employees to so purchase shares in amounts consistent with historic practices at KLXE, additional shares are required for the ESPP. The KLXE Board and the KLXE Compensation Committee continue to believe that in order to hire and retain talented professionals, KLXE's compensation practices will need to remain in line with its competitors. The KLXE Board anticipates that KLXE will have difficulty attracting, retaining and motivating employees if KLXE is unable to provide participation in an ESPP to them. The KLXE Board believes that outcome could negatively impact KLXE's ability to align employee compensation with the interests of KLXE stockholders.

- **Reasonable Share Request.** The total number of additional shares KLXE is requesting under the ESPP is 1,500,000, as may be adjusted by the reverse stock split, which KLXE believes will be sufficient for options under the ESPP until the occurrence of KLXE's next annual meeting of stockholders, and that such number of shares is reasonable and consistent with general market practices. This view is based on several assumptions, including that levels of participation under the ESPP will be consistent with past participation levels. KLXE's view of the reasonableness of its share request is dependent on a number of other factors that are difficult to predict or beyond KLXE's control, including the price of KLXE Common Stock underlying future options under the ESPP, KLXE's hiring activity, forfeitures of outstanding options and other circumstances that may require KLXE to change its practices. These underlying assumptions and factors cannot be predicted with certainty, and to the extent they change, the number of shares requested may not last for the estimated period or may last longer than the estimated period. The requested number of shares was based on the dollar value of the estimated future purchases for both QES and KLXE employees (based on historical purchases by KLXE employees) divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share.

- **Dilution is Reasonable.** KLXE's Compensation Committee carefully monitors KLXE's annual net burn rate, which is the rate at which KLXE Common Stock is issued under the ESPP as a percentage of outstanding shares of KLXE Common Stock, and potential stockholder dilution in order to maximize stockholder value and it believes that the burn rate and potential stockholder dilution are reasonable.

Background

The ESPP Amendment will increase the total number of shares of KLXE Common Stock reserved for issuance under the ESPP from 200,000 to 1,700,000. The KLXE Board considered corporate governance best practices when approving the aforementioned modification. The requested number of shares was based on the dollar value of the estimated future purchases for both QES and KLXE employees (based on historical purchases by KLXE employees) divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share.

The following table provides information regarding KLXE's historical practices under the ESPP.

	2018	2019	2020
Shares of KLXE Common Stock Issued	—	175,256	—

For additional information, as of January 31, 2020, regarding the shares of KLXE Common Stock that may be issued under KLXE's existing equity compensation plans, which consist of the LTIP, the ESPP and the Directors Plan, please see "KLXE Proposal 3 — Amendment to the KLXE Long-Term Incentive Plan — Background."

The ESPP was adopted in September 2018. Because the ESPP did not have enough shares reserved to satisfy outstanding options to purchase shares during the offering period ending June 30, 2020, KLXE has refunded participants' contributions for such offering period. In addition, KLXE agreed with QES to suspend ESPP participation until the closing date. KLXE intends to continue to offer the ESPP following the closing date. In order to do so, KLXE needs to replenish the share reserve of the ESPP. Without the ability to provide participation in an ESPP, KLXE may be unable to attract and retain key employees.

If this KLXE ESPP Amendment Proposal is approved, KLXE intends to continue to provide for participation in the ESPP for existing KLXE and QES employees, assuming the consummation of the merger, as well as newly hired employees, subject to the terms and conditions of the ESPP. If this KLXE ESPP Amendment Proposal is approved, KLXE expects to have sufficient shares available under the ESPP until the occurrence of KLXE's next annual meeting of stockholders.

The proposed increase of 1,500,000 shares was determined by considering KLXE's past purchases by employees under the ESPP, KLXE's current eligible employee population and forecasted hiring and retention plan (taking into account QES employees). The requested number of shares was based on the dollar value of the estimated future purchases for both QES and KLXE employees (based on historical purchases by KLXE employees) divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. The KLXE Board believes that the increase in shares of KLXE Common Stock available for issuance under the ESPP is essential to permit KLXE's management to continue to provide long-term, equity-based incentives to present and future employees.

New Plan Benefits

The amounts of future stock purchases under the ESPP are not determinable because, under the terms of the ESPP, purchases are based upon elections made by participants. In addition, future purchase prices are not determinable because they are based upon fair market value of shares of KLXE Common Stock at the end of each applicable offering period. Because the ESPP did not have enough shares reserved to satisfy outstanding options to purchase shares during the offering period ending June 30, 2020, KLXE has refunded participants' contributions for such offering period. KLXE's non-employee directors are not entitled to participate in the ESPP.

QES SPECIAL MEETING

General

This joint proxy statement/prospectus is first being mailed on or about June 29, 2020 and constitutes notice of the QES Special Meeting in conformity with the requirements of the DGCL and the amended and restated bylaws of QES (the "QES Bylaws").

This joint proxy statement/prospectus is being provided to QES stockholders as part of a solicitation of proxies by the QES Board for use at the QES Special Meeting and at any adjournments or postponements of the QES Special Meeting. QES stockholders are encouraged to read the entire document carefully, including the annexes to this document, for more detailed information regarding the Merger Agreement and the transactions contemplated by the Merger Agreement.

Date, Time and Place

The QES Special Meeting will be held on July 24, 2020, commencing at 10:00 a.m., Central Time. The QES Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/QES2020SM, where QES stockholders will be able to participate and vote online. Online access will begin at 9:45 a.m., Central Time, and QES encourages its stockholders to access the meeting prior to the start time. This joint proxy statement/prospectus is first being furnished to QES's stockholders on or about June 29, 2020.

QES has chosen to hold the QES Special Meeting solely via live webcast and not in a physical location given the current public health impact of COVID-19 and its desire to promote the health and safety of QES stockholders, as well as its directors, officers, employees and other constituents.

Purpose of the QES Special Meeting

At the QES Special Meeting, QES stockholders will be asked to consider and vote on the following proposals:

- *QES Proposal 1 — the QES Merger Proposal:* to adopt the Merger Agreement, pursuant to which each outstanding share of QES Common Stock (other than QES Excluded Shares) will be cancelled and converted into the right to receive 0.4844 shares of KLXE Common Stock; and

- *QES Proposal 2 — the QES Adjournment Proposal:* to approve the adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the QES Special Meeting to approve the QES Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to QES stockholders.

QES will transact no other business at the QES Special Meeting except such business as may properly be brought before the QES Special Meeting or any adjournments or postponements thereof.

QES stockholders must approve the QES Merger Proposal as a condition to the completion of the merger. If QES stockholders fail to approve the QES Merger Proposal, the merger will not occur. The vote on the QES Adjournment Proposal is a vote separate and apart from the vote to approve the QES Merger Proposal. Accordingly, a QES stockholder may vote to approve the QES Merger Proposal and vote not to approve the QES Adjournment Proposal, and vice versa.

Other than the matters described above, QES does not expect a vote to be taken on any other matters at the QES Special Meeting or any adjournment or postponement thereof. However, if any other matters are properly brought before the QES Special Meeting or any adjournment or postponement thereof for consideration, the holders of the proxies will have discretion to vote on such matters in accordance with their best judgment.

Recommendation of the QES Board

The QES Board has unanimously determined that it is in the best interests of the stockholders of QES to enter into the Merger Agreement and has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger. A description of factors considered by the QES Board in reaching its decision to approve and declare advisable the Merger Agreement can be found in "The Merger — Recommendation of the QES Board and Reasons for the Merger" beginning on page 102.

The QES Board unanimously recommends that the QES stockholders vote "FOR" the QES Merger Proposal and "FOR" the QES Adjournment Proposal, if necessary or appropriate to solicit additional proxies.

QES stockholders' approval of the QES Merger Proposal is a condition for the merger to occur. If QES stockholders fail to approve the QES Merger Proposal by the requisite vote, the merger will not occur.

Record Date; Stockholders Entitled to Vote

Only holders of QES Common Stock at the close of business on June 22, 2020, the record date for the QES Special Meeting, will be entitled to notice of, and to vote at, the QES Special Meeting or any adjournments or postponements of the QES Special Meeting. At the close of business on the record date, 33,755,987 shares of QES Common Stock were outstanding.

Holders of QES Common Stock are entitled to one vote for each share of QES Common Stock they own at the close of business on the record date.

Quorum

The presence at the QES Special Meeting of the holders of a majority of voting power of the shares of QES Common Stock outstanding at the close of business on the record date and entitled to vote at the meeting will constitute a quorum. As a result, there must be 16,877,994 shares represented by proxy or by stockholders present and entitled to vote at the QES Special Meeting in order to have a quorum. There must be a quorum for business to be conducted at the QES Special Meeting. If a quorum does not exist, the chairman of the meeting or the stockholders, by the affirmative vote of a majority of the voting power of the shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting, may adjourn the meeting to another place, date or time. Failure of a quorum to be represented at the QES Special Meeting will necessitate an adjournment of the QES Special Meeting and may subject QES to additional expense.

If you submit your proxy over the Internet or by telephone or submit a properly executed proxy card, even if you abstain from voting, your shares will be counted as present for purposes of determining whether a quorum exists at the QES Special Meeting.

Required Vote

Approval of the QES Merger Proposal requires the affirmative vote of a majority of the shares of QES Common Stock outstanding at the close of business on the record date and entitled to vote thereon.

Under the QES Bylaws, approval of the QES Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting, whether or not a quorum is present. Regardless of whether a quorum is present at the QES Special Meeting, the chairman of the meeting may also adjourn the QES Special Meeting.

Abstentions and Broker Non-Votes

An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting. At the QES Special Meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. **Abstaining from voting will have the same effect as voting "AGAINST" the QES Merger Proposal and the QES Adjournment Proposal.**

If no instruction as to how to vote is given (including no instruction to abstain from voting) in an executed, duly returned and not revoked proxy, the proxy will be voted "FOR" (i) the QES Merger Proposal and (ii) the QES Adjournment Proposal.

Broker non-votes occur when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under NYSE rules, banks, brokers and other nominees holding shares in "street name" do not have discretionary voting authority with respect to any of the QES proposals described in this joint proxy statement/prospectus. Accordingly, if a beneficial owner of shares of QES Common Stock held in "street name" does not give voting instructions to the bank, broker or other nominee, then those shares will not be counted as present in person or by proxy at the QES Special Meeting.

Failure to Vote

If you are a stockholder of record and you do not sign and return your proxy card or vote over the Internet, by telephone or at the QES Special Meeting, your shares will not be voted at the QES Special Meeting, will not be counted as present in person or by proxy at the QES Special Meeting and will not be counted as present for purposes of determining whether a quorum exists.

Under NYSE rules, banks, brokers and other nominees that hold shares in "street name" for their customers do not have discretionary voting authority with respect to the QES Merger Proposal and the QES Adjournment Proposal. Accordingly, if you are the beneficial owner of shares held in "street name" and you do not issue voting instructions to your bank, broker or other nominee, your shares will not be voted at the QES Special Meeting. **The failure to issue voting instructions to your bank, broker or other nominee will have the same effect as voting "AGAINST" the QES Merger Proposal** but, assuming you are not present in person or represented by proxy at the QES Special Meeting, will have no effect on the outcome of the QES Adjournment Proposal.

A failure to have your shares present at the QES Special Meeting will have the same effect as a vote "AGAINST" the QES Merger Proposal, but will have no effect on the outcome of the QES Adjournment Proposal.

Voting by QES's Directors and Executive Officers

At the close of business on June 22, 2020, the record date for the QES Special Meeting, directors and executive officers of QES were entitled to vote 10,279,857 shares of QES Common Stock, or approximately 30.5% of the shares of QES Common Stock issued and outstanding on that date. QES's directors and executive officers have informed QES that they intend to vote their shares in favor of the QES Merger Proposal and the QES Adjournment Proposal, although none of QES's directors and executive officers is obligated to do so, other than Mr. Robertson. Mr. Robertson, in his capacities as the sole manager of Robertson QES Investment LLC and managing partner of each of Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, LP and Quintana Energy Fund — FI, LP (collectively, the "Quintana Funds"), has agreed to vote the shares of QES Common Stock held by Robertson QES Investment LLC and the Quintana Funds in favor of the QES Merger Proposal at the QES Annual Meeting. For more information, please see "The Merger Agreement — QES Support Agreement."

Voting at the QES Special Meeting

If your shares are registered directly in your name with QES's transfer agent, you are considered a "stockholder of record" (also referred to in this joint proxy statement/prospectus as a "registered stockholder"), and there are four methods by which you may vote your shares at the QES Special Meeting. You may attend the QES Special Meeting virtually and vote your shares, rather than signing and returning your proxy card, or you may cause your shares to be voted by authorizing the persons named as proxies on the proxy card to vote your shares at the QES Special Meeting by returning the proxy card through the Internet, by telephone or by mail. If you choose to submit a proxy to vote your shares over the Internet or by telephone, there is no need for you to mail back your proxy card. **Although QES offers four different voting methods, QES encourages you to submit a proxy to vote either over the Internet or by telephone to ensure that your shares are represented and voted at the QES Special Meeting.**

- *To Submit a Proxy to Vote Over the Internet:*   To submit a proxy to vote over the Internet, go to www.proxyvote.com and follow the steps outlined on the secured website. You will need the 16-digit control number included on your proxy card to obtain your records and to create an electronic voting instruction form. If you submit your proxy to vote over the Internet, you do not have to mail in a proxy card. If you choose to submit your vote via proxy over the Internet, you must do so prior to 11:59 p.m., Eastern Time, on July 23, 2020.

- *To Submit a Proxy by Telephone:*   To submit a proxy to vote by telephone, call toll-free 1-800-690-6903 within the U.S., U.S. territories and Canada on a touch-tone telephone. Please have your proxy card available for reference because you will need the validation details that are located on your proxy card in order to submit your vote by proxy by telephone. If you submit your proxy to vote by telephone, you do not have to mail in a proxy card. If you choose to submit your vote via proxy by telephone, you must do so prior to 11:59 p.m., Eastern Time, on July 23, 2020.

- *To Submit a Proxy by Mail:*   To submit a proxy to vote by mail, complete, sign and date the proxy card and return it promptly to the address indicated on the proxy card in the postage paid enveloped provided. If you sign and return your proxy card without indicating how you want your shares of QES Common Stock to be voted with regard to a particular proposal, your shares of QES Common Stock will be voted in favor of such proposal. If you return your proxy card without a signature, your shares will not be counted as present at the QES Special Meeting and cannot be voted.

- *To Vote at the QES Special Meeting:*   To vote during the QES Special Meeting, go to www.virtualshareholdermeeting.com/QES2020SM during the meeting and follow the instructions on the website. You will need your 16-digit control number to access the meeting and vote your shares during the meeting.

If your shares are held by your bank, broker or other nominee, you are considered the beneficial owner of shares held in "street name" and you will receive a vote instruction form from your bank, broker or other nominee seeking instruction from you as to how your shares should be voted.

If you sign your proxy, but do not indicate how you wish to vote, your shares will be voted "**FOR**" the QES Merger Proposal and "**FOR**" the QES Adjournment Proposal.

Stockholders who are entitled to vote at the QES Special Meeting may attend the virtual QES Special Meeting.

Revocation of Proxies

Other than with respect to stockholders of QES party to the QES Support Agreement, you can change or revoke your proxy at any time before the final vote at the QES Special Meeting. If you are the stockholder of record of your shares, you may revoke your proxy by:

- submitting another proxy over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on July 23, 2020;

- timely delivering a written notice that you are revoking your proxy to QES's Secretary;

- timely delivering a valid, later-dated proxy; or

- attending the QES Special Meeting and voting. Simply attending the QES Special Meeting will not, by itself, revoke your proxy.

If you are the beneficial owner of shares held in "street name," you should contact your bank, broker or other nominee with questions about how to change or revoke your voting instructions.

Solicitation of Proxies

The QES Board is soliciting your proxy in connection with the QES Special Meeting, and QES will bear the cost of soliciting such proxies, except that KLXE and QES will share equally the costs of printing and filing this joint proxy statement/prospectus. QES does not expect to retain a proxy solicitor to assist with the solicitation of proxies in connection with the QES Special Meeting. Solicitation initially will be made

2018 Deferred Compensation Plan

KLXE sponsors the KLXE 2018 Deferred Compensation Plan (the "Deferred Compensation Plan"), which is a nonqualified deferred compensation plan pursuant to which certain senior executives of KLXE are eligible to defer a portion of their base salaries and cash bonuses. The consummation of the merger will constitute a "change in control" of KLXE under the Deferred Compensation Plan. As a result, each Deferred Compensation Plan participant will become 100% vested in his or her account balance as of the consummation of the merger and such accounts will be distributed shortly following the merger. The value of the accelerated amounts in respect of the accounts of certain executive officers in the plan, assuming the Effective Time occurs on June 25, 2020, which is the latest practicable date prior to the date of this joint proxy statement/prospectus, is included in the table contained below in "— Summary of Potential Transaction Payments to Directors and Executive Officers of KLXE" beginning on page 128 of this joint proxy statement/prospectus.

Cash Payments to Certain Directors

On June 23, 2020, the KLXE Board approved cash payments to Messrs. Ward, Jr. and Whates, Esq. for their service as committee chairmen during the period from May 1 through the consummation of the merger equal to a prorated portion of a $20,000 annual amount.

Positions Following the Consummation of the Merger

Following the consummation of the merger, John T. Collins, Richard G. Hamermesh, Thomas P. McCaffrey, Stephen M. Ward, Jr., and John T. Whates, Esq. will continue as directors of KLXE. Mr. Collins will be entitled to the compensation set forth in his non-executive chairman letter agreement with KLXE and each other director of KLXE will be entitled to the compensation that will be payable to non-employee directors of KLXE following the merger. In addition, Mr. McCaffrey will be Chairman of the Integration Committee of the KLXE Board following the consummation of the merger.

Summary of Potential Transaction Payments to Directors and Executive Officers of KLXE

The following table indicates the dollar amounts potentially payable to KLXE's directors and executive officers under the compensation arrangements described above upon the Effective Time, assuming (i) the Effective Time occurs on June 25, 2020, which is the latest practicable date prior to the date of this joint proxy statement/prospectus, (ii) a price of $1.24 per share of KLXE Common Stock, which is the average closing market price of a share of KLXE Common Stock on Nasdaq over the first five business days following the first public announcement of the transaction and (iii) in the case of each executive officer other than Mr. Khoury, termination of employment without cause as of such date.

Potential Merger-Related Compensation Table

	Cash[1]	Equity[2]	Pension/ NQDC[3]	Perquisites/ Benefits[4]	Total
Executive Officers					
Amin J. Khoury *Former Chairman, Chief Executive Officer and President*	$ —	$ —	$ —	$ —	$ —
Thomas P. McCaffrey *CEO, CFO and President*	$2,000,000	$615,620	$ —	$ —	$2,615,620
Heather M. Floyd *Vice President – Finance and Corporate Controller*	$1,163,989	$ 64,650	$63,643	$54,000	$1,346,282
All other executive officers as a group (1 individual)	$ 464,435	$ 26,883	$16,322	$36,000	$ 543,640

128

	Cash[1]	Equity[2]	Pension/ NQDC[3]	Perquisites/ Benefits[4]	Total
Non-Employee Directors					
John T. Collins	$ —	$28,293	$—	$—	$28,293
Richard G. Hamermesh	$ —	$28,293	$—	$—	$28,293
Benjamin A. Hardesty	$ —	$25,463	$—	$—	$25,463
Stephen M. Ward, Jr.	$3,068	$25,463	$—	$—	$28,531
Theodore L. Weise	$ —	$25,463	$—	$—	$25,463
John T. Whates, Esq.	$3,068	$25,463	$—	$—	$28,531

(1) Amounts in this column for Mr. McCaffrey, Ms. Floyd and all other executive officers as a group (1 individual) represent the value of the potential cash severance payments payable upon a qualifying termination of employment upon the Effective Time pursuant to the applicable individual's employment agreement. Amounts in this column for Messrs. Ward, Jr. and Whates, Esq. represent cash payments approved by the KLXE Board for their service as committee chairmen during the period from May 1 through June 25.

(2) Amounts in this column represent the value attributable to the full accelerated vesting of the applicable individual's unvested KLXE restricted shares upon the Effective Time.

(3) Amounts in this column represent the value attributable to the full accelerated vesting of company contributions for the applicable individual under the Deferred Compensation Plan upon the Effective Time. In addition, upon the Effective Time, Ms. Floyd and all other executive officers as a group (1 individual) will receive payment of their account balances in amounts equal to $147,322 and $42,024, respectively, which represents the sum of the applicable individual's amount in this column and previously vested amount under the Deferred Compensation Plan upon the Effective Time.

(4) Amounts in this column represent the estimated value of non-cash severance benefits to be provided upon a qualifying termination of employment in connection with the merger pursuant to the applicable individual's employment agreement, in the form of continued participation in KLXE's medical, dental, and health benefit plans. In addition, certain executive officers will be eligible to participate in the Retiree Medical Plan and the Medical Care Reimbursement Plan following a termination of employment, the value of which is not readily quantifiable and therefore has not been included in this column.

Related Party Transactions

Information about certain related party transactions with Messrs. Khoury, McCaffrey and Gary J. Roberts, former Vice President and General Manager of KLXE, and with KLX, is set forth in KLXE's Annual Report on Form 10-K for the fiscal year ended January 31, 2020, and KLXE's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2020, which are each incorporated herein and attached as Annex I and J, respectively, to this joint proxy statement/prospectus.

Interests of QES's Directors and Executive Officers in the Merger

In considering the recommendations of the QES Board, QES stockholders should be aware that QES's directors and executive officers have interests in the merger, including financial interests, which may be different from or in addition to the interests of the other QES stockholders generally. These interests include, among other things, the impact of the merger on the outstanding equity awards held by QES non-employee directors and executive officers, positions as officers and/or directors of the combined company upon completion of the merger and the provision of indemnification and insurance arrangements that will survive completion of the merger pursuant to the Merger Agreement, as described in further detail below.

Treatment of QES Equity Awards

QES's non-employee directors and executive officers hold QES restricted stock unit awards and QES's executive officers hold QES phantom unit awards, each of which will be treated in accordance with the with respect to the merger with, and the acceptance of such Certificate of Merger by, the Secretary of State of the State of Delaware.

No Appraisal Rights

Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (i) shares of stock of the surviving or resulting corporation, (ii) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares or (iv) any combination of the foregoing.

Because the merger is of QES with and into a subsidiary of KLXE and holders of KLXE Common Stock will continue to hold their shares following completion of the merger (subject to adjustment in connection with the reverse stock split if effectuated), holders of KLXE Common Stock are not entitled to appraisal rights in the merger. Furthermore, holders of KLXE Common Stock are not entitled to appraisal rights with respect to the proposed reverse stock split.

Because shares of QES Common Stock are listed on the NYSE, a national securities exchange, and because QES stockholders are not required by the terms of the Merger Agreement to accept for their shares anything other than shares of KLXE Common Stock, which are listed on Nasdaq, and cash in lieu of fractional shares, holders of QES Common Stock will not be entitled to appraisal rights in the merger.

Accounting Treatment

KLXE and QES prepare their respective financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). The merger will be accounted for using the acquisition method of accounting, with KLXE being treated as the accounting acquirer. In identifying KLXE as the acquiring entity for accounting purposes, KLXE and QES took into account a number of factors as of the date of this joint proxy statement/prospectus, including which entity is issuing its equity interests, the expectation that following the Effective Time holders of shares of KLXE Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock (based on fully diluted shares outstanding of KLXE) immediately following the Effective Time, the intended corporate governance structure of KLXE following the Effective Time, the intended senior management of KLXE following the Effective Time, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that KLXE is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

Legal Proceedings Regarding the Merger

On June 9, 2020, a putative class action was filed by a purported KLXE stockholder in the United States District Court for the District of Delaware, captioned Eric Sabatini v. KLX Energy Services Holdings, Inc., et. al. (the "Sabatini Complaint"). On June 18, 2020, an individual action was filed by a purported KLXE stockholder in the United States District Court for the Southern District of New York, captioned Joey Zurchin v. KLX Energy Services Holdings, Inc., et. al. (the "Zurchin Complaint"). On June 24, 2020 an individual action was filed by a purported KLXE stockholder in the United States District Court for the District of Colorado, captioned David Cajiuat v. KLX Energy Services Holdings, Inc., et. al. (the "Cajiuat Complaint" and, together with the Sabatini Complaint and the Zurchin Complaint, the "KLXE Complaints"). The plaintiff in the Sabatini Complaint purports to bring the litigation as a securities class action on behalf of the public stockholders of KLXE. The Sabatini Complaint names as defendants KLXE, the KLXE Board, certain of KLXE's subsidiaries and QES; the Zurchin complaint names as defendants KLXE and the KLXE Board; and the Cajiuat complaint names as defendants KLXE and the KLXE Board. The KLXE Complaints allege violations of Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, as well as, in the case of the individual defendants, QES and KLXE's subsidiaries named as defendants, the control person provisions of the Exchange Act. The Zurchin Complaint also alleges, in the case of the individual defendants, breach of the duty of candor/disclosure under state law. The KLXE Complaints allege that this registration statement on Form S-4, originally filed on June 2, 2020, omits material information with respect to the proposed merger, which renders the registration statement false and misleading. In particular, the KLXE Complaints allege, among other things, that this registration statement on Form S-4, originally filed on June 2, 2020, omits details with respect to information regarding KLXE's and QES's financial projections, the analyses performed by Goldman Sachs, in the case of the Sabatini Complaint, any prior work performed by Goldman Sachs for QES and, in the case of the Cajiuat Complaint, the sales process leading up to the proposed merger. The KLXE Complaints seek to enjoin the defendants from proceeding with the proposed merger, awards of the plaintiffs' costs of the action, including attorneys' and experts' fees, and such other and further relief as the court may deem just and proper. In addition, each of the Sabatini Complaint and the Cajiuat Complaint seek rescission of the merger or rescissory damages if the merger is consummated and a declaration that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9, and the Sabatini Complaint seeks an order directing the defendants to disseminate a registration statement that is free from material misstatement and omissions.

On June 12, 2020, an action was filed by a purported QES stockholder in the United States District Court for the Southern District of New York, captioned Charles Matey v. Quintana Energy Services Inc., et. al. (the "Matey Complaint"). On June 19, 2020 an action was filed by a purported QES stockholder in the United States District Court for the Southern District of New York captioned Matthew Wilking v. Quintana Energy Services Inc., et. al. (the "Wilking Complaint" and, together with the Matey Complaint, the "QES Complaints").The QES Complaints name as defendants QES and the QES Board. The QES Complaints allege violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, as well as, in the case of the individual defendants, the control person provisions of the Exchange Act. The QES Complaints allege that this registration statement on Form S-4 misrepresents or omits material information with respect to the proposed merger, which renders the registration statement false and misleading. In particular, the QES Complaints allege, among other things, that this registration statement on Form S-4, originally filed on June 2, 2020: (a) contained material misrepresentations and omissions regarding QES's financial projections, TPH's opinion, and, in the case of the Matey Complaint, Goldman Sachs' opinion; and (b) failed to disclose, in the case of the Matey Complaint, the consideration that QES provided to Company A for entering into the exclusivity agreement executed on or about March 3, 2020 and, in the case of the Wilking Complaint, whether QES entered into a confidentiality agreement with Company A, and whether any such confidentiality agreement included a standstill provision. The QES Complaints seek to enjoin the defendants from proceeding with the proposed merger, an order directing the defendants to disseminate an amendment to the registration statement that is free from material misstatement and omissions, in the case of the Matey Complaint, unspecified damages, an award of the plaintiff's costs of the action, including attorneys' and experts' fees, and such other and further relief as the court may deem just and proper.

KLXE, the KLXE Board, QES and the QES Board believe the claims are meritless, but cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from these lawsuits.

MANAGEMENT OF KLXE FOLLOWING THE MERGER

The following table provides information regarding the expected directors and executive officers of KLXE following the closing of the merger:

Name	Age	Position
Christopher J. Baker	48	President and Chief Executive Officer
Keefer M. Lehner	34	Executive Vice President and Chief Financial Officer
Max L. Bouthillette	52	Executive Vice President, General Counsel and Chief Compliance Officer
John T. Collins	73	Non-Executive Chairman
Dalton Boutté, Jr.	65	Director
Gunnar Eliassen	34	Director
Richard G. Hamermesh	72	Director
Thomas P. McCaffrey	66	Director
Corbin J. Robertson, Jr.	72	Director
Dag Skindlo	51	Director
Stephen M. Ward, Jr.	65	Director
John T. Whates, Esq.	73	Director

Christopher J. Baker has served as President and Chief Executive Officer and as a member of the board of directors of QES since August 2019, and will serve as President and Chief Executive Officer of KLXE upon completion of the merger. Mr. Baker previously served as Executive Vice President and Chief Operating Officer of QES from its formation in 2017 until August 2019 and has served in the same role at QES LP since November 2014. Mr. Baker previously served as Managing Director-Oilfield Services of the Quintana private equity funds, where he was responsible for sourcing, evaluating and executing oilfield service investments, as well as overseeing the growth of and managing and monitoring the activities of Quintana's oilfield service portfolio companies beginning in 2008. Prior to joining Quintana, Mr. Baker served as an Associate with Citigroup Global Markets Inc.'s ("Citi") Corporate and Investment Bank where he conducted corporate finance and valuation activities focused on structuring non-investment grade debt transactions in the energy sector. Prior to his time at Citi, Mr. Baker was Vice President of Operations for Theta II Enterprises, Inc. where he focused on project management of complex subsea and inland marine pipeline construction projects. Mr. Baker attended Louisiana State University, where he earned a B.S. in Mechanical Engineering, and Rice University, where he earned an M.B.A.

Keefer M. Lehner has served as Executive Vice President and Chief Financial Officer of QES since its formation in 2017, and will serve as Executive Vice President and Chief Financial Officer of KLXE upon completion of the merger. Mr. Lehner has served in that same role at Quintana Energy Services LP since January 2017 and previously served as Quintana Energy Services LP's Vice President, Finance and Corporate Development of Quintana Energy Services LP's general partner since November 2014. Mr. Lehner previously served in various positions at the Quintana private equity funds, including Vice President, from 2010 to 2014, where he was responsible for sourcing, evaluating and executing investments, as well as managing and monitoring the activities of Quintana's portfolio companies. During his tenure at Quintana, Mr. Lehner monitored and advised the growth of the predecessors to QES. Prior to joining Quintana in 2010, Mr. Lehner worked in the investment banking division of Simmons & Company International, where he focused on mergers, acquisitions and capital raises for public and private clients engaged in all facets of the energy industry. Mr. Lehner attended Villanova University, where he earned a B.S.B.A. in Finance.

Max L. Bouthillette has served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of QES since its formation in 2017, and will serve as Executive Vice President, General Counsel and Chief Compliance Officer of KLXE upon completion of the merger. Mr. Bouthillette has served on QES LP's board of directors since April 2016. Prior to joining QES, Mr. Bouthillette was with Archer Limited, one of the QES Principal Stockholders, where he served as Executive Vice President and General Counsel from 2010 to 2017 and additionally as President of Archer's operations in South and

- overseeing the proper disclosure of executive compensation as required by the rules of the SEC and Nasdaq.

The KLXE Compensation Committee has the power to delegate its authority and duties to subcommittees or individual members of the KLXE Compensation Committee or, to the extent permitted by the terms of any plan, to officers of KLXE or other persons in each case as it deems appropriate in accordance with applicable laws and regulations and the requirements of the Nasdaq Stock Market. Management input is taken into consideration in assessing the performance and pay levels of KLXE's key management employees as well as the establishment of bonus measures and targets, but ultimate decision-making regarding compensation of KLXE's NEOs remains with the KLXE Compensation Committee.

The responsibilities of the KLXE Compensation Committee are more fully described in KLXE's Compensation Committee charter, which is posted on the KLXE website at www.klxenergy.com, and KLXE will provide a copy in print to any stockholder that requests it. Each member of the KLXE Compensation Committee is a non-employee director.

Nominating and Corporate Governance Committee. All of the members of the KLXE Nominating and Corporate Governance Committee are independent as defined by Nasdaq Stock Market rules. The Nominating and Corporate Governance Committee is currently composed of Messrs. Hamermesh, Collins, Hardesty, Ward, Weise and Whates, with Mr. Hamermesh serving as Chairman. The KLXE Nominating and Corporate Governance Committee's responsibilities include, among other things:

- actively identifying individuals qualified to become KLXE Board members; and

- recommending to the KLXE Board the director nominees for election at the next annual meeting of stockholders; and

- making recommendations with respect to corporate governance matters.

Under the KLXE Nominating and Corporate Governance Committee charter, directors must inform the Chairman of the KLXE Board and the Chair of the KLXE Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board. In addition, the Nominating and Corporate Governance Committee charter provides that no director may sit on the KLXE Board, or beneficially own more than 1% of the outstanding equity securities, of any of KLXE's competitors in its principal lines of business. KLXE also discourages its directors from serving on the board of directors of more than three public companies.

The responsibilities of the KLXE Nominating and Corporate Governance Committee are more fully described in the Nominating and Corporate Governance Committee charter, which is posted on the KLXE website at www.klxenergy.com, and KLXE will provide a copy in print to any stockholder that requests it.

Integration Committee. The Integration Committee's responsibilities will include, among other things:

- oversee management's implementation of the integration of the combined business after the completion of the merger;

- oversee, monitor and assess, including key milestones, timelines, organization, cost synergies and the budget for achieving such synergies, as well as KLXE's progress in achieving its integration plans;

- together with the KLXE Compensation Committee, oversee and monitor the retention of talent and capabilities and approve any integration performance metric under KLXE's incentive compensation programs and review the performance results;

- together with the KLXE Audit Committee, oversee and monitor KLXE's progress on integrating systems, processes, and controls;

- provide regular reports to the KLXE Board on the progress of the integration; and

- act in such other manner as the KLXE Board may direct.

The responsibilities of the Integration Committee are more fully described in KLXE's Integration Committee charter, which will be posted on the KLXE website at *www.klxenergy.com* prior to closing. KLXE will provide a copy in print to any stockholder that requests it.

165

KLX ENERGY SERVICES HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF APRIL 30, 2020
(in millions)

	Historical — KLXE	Historical — QES	Note 3 Reclassification Adjustments	Note 4 Merger Pro Forma Adjustments	Note	Pro Forma Condensed Combined
ASSETS						
Current assets:						
Cash and cash equivalents	$ 125.6	$ 23.2	$ —	$ (32.0)	(a)	$ 116.8
Accounts receivable	54.9	59.0	4.9	—		118.8
Unbilled receivables	—	4.9	(4.9)	—		—
Inventories, net	12.1	23.4	—	—		35.5
Other current assets	11.8	7.8	—	—		19.6
Total current assets	204.4	118.3	—	(32.0)		290.7
Property and equipment, net	158.1	99.2	—	—	(b)	257.3
Operating lease – right of use asset . .	—	9.7	—	(9.7)	(f)	—
Goodwill and identifiable intangible assets	5.5	—	—	—	(d)	5.5
Other assets	10.2	1.2	—	(1.0)	(c)	10.4
	$ 378.2	$ 228.4	$ —	$ (42.7)		$ 563.9
LIABILITIES AND PARENT COMPANY EQUITY						
Current liabilities:						
Accounts payable	$ 27.3	$ 38.5	$(0.2)	$ —		$ 65.6
Accrued interest	14.4	—	0.2	—		14.6
Accrued liabilities	21.7	23.3	—	7.4	(e)(f)	52.4
Current lease liabilities	—	7.1	—	(4.3)	(f)	2.8
Total current liabilities	63.4	68.9	—	3.1		135.4
Other non-current liabilities	3.5	0.1	—	1.2	(f)	4.8
Long-term debt	243.2	32.0	—	(32.0)	(a)	243.2
Long-term operating lease liabilities . .	—	7.2	—	(7.2)	(f)	—
Long-term financing lease liabilities . .	—	7.3	—	—		7.3
Equity:						
Common stock	0.2	0.4	—	(0.6)	(g)	—
Additional paid-in capital	415.8	360.3	—	(313.2)	(g)	462.9
Treasury stock	(3.9)	(5.9)	—	5.9	(g)	(3.9)
Accumulated deficit	(344.0)	(241.9)	—	300.1	(d)(e)(g)	(285.8)
Total stockholders' equity	68.1	112.9	—	(7.8)		173.2
	$ 378.2	$ 228.4	—	$ (42.7)		$ 563.9

See accompanying notes to unaudited pro forma condensed combined financial statements.

of KLXE, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that KLXE is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on April 30, 2020. The unaudited pro forma condensed combined statements of loss for the fiscal year ended January 31, 2020 and for the three months ended April 30, 2020 give effect to the merger as if it had occurred on February 1, 2019. KLXE's fiscal year ends on January 31 of each year and QES's fiscal year ends on December 31 of each year. The unaudited pro forma condensed combined statements of loss are presented on the basis of KLXE's fiscal year and combine the historical results of the fiscal periods of KLXE and QES. The unaudited pro forma condensed combined balance sheet combines the KLXE unaudited consolidated balance sheet as of April 30, 2020 and the QES unaudited consolidated balance sheet as of March 31, 2020.

The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what KLXE's results from operations or financial position would have been had the merger occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of KLXE's future results of operations or financial position.

Preliminary Consideration

The initial allocation of the preliminary consideration value reflected in these pro forma financial statements consists of equity consideration in the form of shares of KLXE Common Stock issued to QES stockholders with a preliminary estimate of $46.9 million. The amount of equity consideration is based on approximately 17.6 million shares of KLXE Common Stock that KLXE would expect to issue to holders of QES Common Stock in connection with the merger, based on the number of shares of QES Common Stock outstanding as of June 22, 2020 and the QES exchange ratio of 0.4844 provided in the Merger Agreement. The preliminary equity consideration has been prepared based on the share price of KLXE Common Stock on June 22, 2020, equal to $2.67 per share. The actual number of shares of KLXE Common Stock issued to holders of QES Common Stock will be based upon the actual number of fully diluted QES shares immediately prior to the Effective Time. The Merger Agreement does not contain any provision that would adjust the exchange ratio based on the fluctuations in the market value of either the KLXE Common Stock or QES Common Stock. As a result, the implied value of the merger consideration to QES stockholders will fluctuate between now and the closing date of the merger.

The preliminary consideration is calculated as follows:

(in thousands except exchange ratio and share price)

QES fully diluted common shares as of June 22, 2020	36,277
Exchange ratio	0.4844
KLXE common shares issued in exchange	17,572
KLXE closing share price as of June 22, 2020	$ 2.67
Total consideration transferred	$46,918

The preliminary estimate of the consideration does not purport to represent the actual value of the total consideration that will be received by the QES stockholders when the merger is completed. The fair value of the equity securities comprising the consideration will be measured on the closing date of the merger at the then-current market price per share of KLXE Common Stock. This will likely result in a difference from the $2.67 per share on June 22, 2020 assumed in the calculation, and that difference may be material. For example, an increase or decrease of $1 per share in the price of the KLXE Common Stock on the closing date of the merger from the price of KLXE Common Stock assumed in these pro forma financial statements would change the value of the preliminary consideration by approximately $17.6 million, which would be reflected as a corresponding increase or decrease to the bargain purchase gain recorded in connection with the merger.

Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed

The table below represents an initial allocation of the preliminary consideration to QES's tangible and intangible assets acquired and liabilities assumed based on management's preliminary estimate of their respective fair values as of March 31, 2020 (amounts in millions):

	Historical	Fair Value Adjustment	Fair Value
Preliminary consideration			$ 46.9
Cash and cash equivalents	23.2	—	23.2
Accounts receivable and unbilled receivables	63.9	—	63.9
Inventories, net	23.4	—	23.4
Property and equipment, net	99.2	—	99.2
All other assets	18.7	—	18.7
Total Assets	**228.4**	**—**	**228.4**
Accounts payable	(38.5)	—	(38.5)
Accrued liabilities	(23.3)	—	(23.3)
All other current liabilities	(7.2)	—	(7.2)
Long-term debt	(32.0)	—	(32.0)
All other long-term liabilities	(14.5)	—	(14.5)
Total Liabilities	**(115.5)**	**—**	**(115.5)**
Fair value of net assets			112.9
Bargain purchase gain			$ 66.0

The acquisition method of accounting incorporates fair value measurements that can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The allocation of the estimated purchase price is preliminary, pending finalization of various estimates and analyses. Because the pro forma financial statements have been prepared based on preliminary estimates of consideration and fair values attributable to the merger, the actual amounts eventually recorded for the merger, including the bargain purchase gain or goodwill, if applicable, may differ materially from the information presented. The preliminary purchase price allocation was based in part on an asset valuation study prepared by a third party for QES, and the preliminary allocation indicates there may be a bargain purchase gain. Consistent with past practice, KLXE intends to engage outside valuation experts to assist with the allocation of the purchase price after the merger closes, and that allocation may differ from the preliminary allocation, and the difference may be material, reducing, increasing or eliminating the bargain purchase gain described above.

Note 3. Reclassifications

Certain items in the QES financial statements have been reclassified in the unaudited pro forma condensed combined financial statements to conform to KLXE's financial statement presentation.

Balance Sheet Reclassifications

$4.9 million was reclassified from QES's unbilled receivables to accounts receivable, and $0.2 million was reclassified from accounts payable to accrued interest to conform to KLXE's presentation.

Income Statement Reclassifications

For the fiscal year ended January 31, 2020, amounts of $411.7 million and $46.1 million were reclassified from QES's direct operating costs and depreciation and amortization, respectively, to cost of sales. The remaining $3.4 million of depreciation and amortization, related to SG&A depreciation, amortization of intangible assets and amortization of leases, was reclassified to selling, general and administrative expense. General and administrative expenses of $55.1 million, $5.4 million of impairment and other charges related to restructuring activities, $1.9 million of gain on asset sales, and $0.1 million of other expense were reclassified to selling, general and administrative expenses. For the three months ended April 30, 2020, amounts of $81.5 million and $9.5 million were reclassified from QES's direct operating costs and depreciation and amortization, respectively, to cost of sales. The remaining $0.4 million of depreciation and amortization, related to SG&A depreciation, amortization of intangible assets and amortization of leases, was reclassified to selling, general and administrative expense. General and administrative expenses of $12.1 million and $0.1 million of gain on asset sales were reclassified to selling, general and administrative expenses. The reclassifications for the fiscal year ended January 31, 2020 and three months ended April 30, 2020 were made to conform to KLXE's presentation.

Note 4. Adjustments to Pro Forma Balance Sheet

a. The cash balance is presented net of the repayment of the QES ABL Facility.

b. The preliminary fair value of property and equipment was based on an asset valuation study prepared by a third party for QES for the quarter ended March 31, 2020. Consistent with past practice, KLXE intends to engage outside valuation experts to assess the fair value of property and equipment and assist with the allocation of the purchase price after the merger closes, and that may differ materially from the preliminary fair value and allocation.

c. Represents the elimination of deferred financing costs due to the termination of the QES ABL Facility as a result of the closing of the merger.

d. The preliminary purchase price allocation was based in part on an asset valuation study prepared by a third party for QES for the quarter ended March 31, 2020, and the preliminary allocation indicates there may be a bargain purchase gain reflected in accumulated deficit. Consistent with past practice, KLXE intends to engage outside valuation experts to assist with the allocation of the purchase price after the merger closes, and that allocation may differ from the preliminary allocation, and the difference may be material, reducing, increasing or eliminating the bargain purchase gain described above.

e. Represents one-time transaction-related expenses of $6.8 million that are expected to occur concurrent with the closing of the merger.

f. QES has adopted ASC Topic 842, Leases, which required them to recognize a lease liability and corresponding right of use asset in its balance sheet. KLXE has not yet been required to adopt this standard and as such, has adjusted the operating lease — right of use asset, current lease liabilities and long-term operating lease liabilities to account for QES's leases in accordance with the accounting standards employed by KLXE. Additionally, QES impaired their operating lease — right of use asset during the quarter ended March 31, 2020 due to industry conditions. In accordance with KLXE policy, an increase was made to accrued liabilities for $0.6 million and other non-current liabilities for $1.2 million to account for the impairment.

g. The following represent the pro forma adjustments impacting equity (amounts in millions):

- *Adjustments to Historical Equity:* Elimination of QES's historical stockholders' equity.

- *Consideration:* Represents the allocation of the preliminary equity consideration of $51.7 million to common stock at par value of $0.01 per share ($0.2 million) and additional paid-in-capital ($46.7 million).

- *Stock Split:* Assumes consummation of the merger and approval of a 1-for-10 reverse stock split by the KLXE stockholders.

Note 5. Adjustments to Pro Forma Statement of Loss

For the three months ended April 30, 2020

a. Elimination of $1.0 million of one-time transaction-related expenses.

177

DESCRIPTION OF KLXE CAPITAL STOCK

The following description of KLXE's Common Stock is not complete and may not contain all the information you should consider before investing in KLXE's Common Stock. This description is a summary of certain provisions contained in, and is qualified in its entirety by reference to, the KLXE amended and restated certificate of incorporation, and the KLXE amended and restated bylaws. The following information does not give effect to the proposed reverse stock split of KLXE Common Stock described in KLXE Proposal 2 in this joint proxy statement/prospectus.

Authorized Capital Stock

Under KLXE's amended and restated certificate of incorporation, its authorized capital stock consists of 110 million shares of common stock, par value $0.01 per share, and 11 million shares of preferred stock, par value $0.01 per share.

Common Stock

As of June 25, 2020, there were 24,861,932 shares of KLXE Common Stock outstanding.

Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of KLXE preferred stock, holders of KLXE Common Stock will be entitled to receive dividends out of any of KLXE's funds legally available when, as and if declared by the KLXE Board.

Voting Rights. Each holder of KLXE Common Stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. KLXE's amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.

Liquidation. If KLXE liquidates, dissolves or winds up its affairs, holders of KLXE Common Stock are entitled to share proportionately in the assets of KLXE available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of KLXE's preferred stock.

Other Rights. All of KLXE's outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock KLXE will issue in connection with the merger also will be fully paid and nonassessable. The holders of KLXE Common Stock have no preemptive rights and no rights to convert their KLXE Common Stock into any other securities, and the KLXE Common Stock is not subject to any redemption or sinking fund provisions.

Preferred Stock

Under KLXE's amended and restated certificate of incorporation and subject to the limitations prescribed by law, the KLXE Board may issue preferred stock in one or more series and may establish from time to time the number of shares to be included in such series and may fix the designation, the voting powers, if any, and preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See "— Anti-Takeover Effects of Provisions of the KLXE Amended and Restated Certificate of Incorporation and Bylaws."

When and if KLXE issues any shares of preferred stock, the KLXE Board will establish the number of shares and designation of such series and the voting powers, if any, and preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, for the particular series of preferred stock.

Anti-Takeover Effects of Provisions of the KLXE Amended and Restated Certificate of Incorporation and Bylaws

KLXE's amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware statutory law contains, provisions that could make acquisition of KLXE by means of a tender offer, a proxy contest or otherwise more difficult. These provisions may discourage certain types of coercive takeover practices and takeover bids that the KLXE Board may consider inadequate and encourage persons seeking to acquire control of KLXE to first negotiate with the KLXE Board. KLXE believes that

COMPARISON OF STOCKHOLDERS' RIGHTS

If the merger is completed, QES stockholders will receive KLXE Common Stock. The amended and restated certificate of incorporation of KLXE (the "KLXE Charter") will be the combined company's charter. The KLXE Bylaws will be the combined company's bylaws.

QES and KLXE are both Delaware corporations subject to the DGCL. If the merger is completed, the rights of QES stockholders who become KLXE stockholders through the exchange of shares and the rights of KLXE stockholders will continue to be governed by the DGCL and the KLXE Charter and KLXE Bylaws.

The following description summarizes certain material differences between the rights of QES stockholders and the rights of KLXE stockholders. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the KLXE Charter, the KLXE Bylaws, the QES amended and restated certificate of incorporation (the "QES Charter"), and the QES Bylaws. Copies of the documents referred to in this summary may be obtained as described under "Where You Can Find More Information."

QES	KLXE
AUTHORIZED CAPITAL STOCK; OUTSTANDING CAPITAL STOCK	
QES's authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.	KLXE is authorized to issue 110,000,000 shares of common stock, par value $0.01 per share, and 11,000,000 shares of preferred stock, $0.01 par value per share.
As of the close of business on June 22, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, QES had 33,755,987 shares of QES Common Stock and no shares of preferred stock issued and outstanding.	As of the close of business on June 25, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, KLXE had 24,861,932 shares of KLXE Common Stock and no shares of preferred stock outstanding.
	KLXE currently expects to issue up to 17,857,594 shares of common stock to QES stockholders pursuant to the Merger Agreement (before giving effect to the reverse stock split).
	Assuming consummation of the merger and implementation of a 1-for-10 reverse stock split by the KLXE stockholders, KLXE expects that following the merger it will have approximately 4,271,953 shares outstanding.
RIGHTS OF PREFERRED STOCK	
The QES Board is authorized, without further action by QES stockholders, to issue preferred stock in one or more series, fix the number of shares to constitute the series and fix the voting powers, designation, preferences, rights qualification, limitations and restrictions of any series of preferred stock, which shall include, among others, dividend rights, liquidation preferences and redemption rights.	The KLXE Board is authorized, without further action by KLXE stockholders, to issue preferred stock in one or more series, fix the number of shares to be included in such series and fix the designation, the voting powers and preferences and relative participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

CERTAIN BENEFICIAL OWNERS OF KLXE COMMON STOCK

The following table and notes thereto set forth certain information with respect to the beneficial ownership of the KLXE Common Stock as of June 19, 2020, except as otherwise noted, by (i) each person who is known to KLXE to beneficially own more than 5% of the outstanding shares of KLXE Common Stock; (ii) each of KLXE's named executive officers and Mr. McCaffrey, (iii) each of KLXE's directors; and (iv) all of KLXE's executive officers and directors as a group. Except as otherwise indicated, each stockholder named below has sole voting and investment power with respect to the shares of KLXE Common Stock beneficially owned.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o KLX Energy Services Holdings, Inc., 1300 Corporate Center Way, Wellington, Florida 33414.

	KLXE Common Stock Beneficially Owned	
	Number of Shares[1]	Percent of Outstanding Shares
Fuller & Thaler Asset Management, Inc. 411 Borel Avenue, Suite 300 San Mateo, CA 94402	1,985,016[2]	8.0%
Paradice Investment Management LLC 257 Fillmore Street, Suite 200 Denver, CO 80206	1,803,081[3]	7.2%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,468,501[4]	5.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,326,029[5]	5.3%
John T. Collins*	53,499[6]	**
Amin J. Khoury*	1,068,651[7]	4.3%
Richard G. Hamermesh*	35,773[8]	**
Benjamin A. Hardesty*	28,407	**
Stephen M. Ward, Jr.*	28,250	**
Theodore L. Weise*	63,882[9]	**
John T. Whates, Esq.*	28,590	**
Thomas P. McCaffrey+*	875,497[10]	3.5%
Gary J. Roberts+	639,363[11]	2.6%
Heather M. Floyd+	77,836[12]	**
All Directors and Executive Officers as a group (10 Persons)	2,286,098[13]	9.2%

+ Named executive officer   * Director of KLXE   ** Less than 1%

(1) As of June 19, 2020, KLXE had 24,861,932 shares of common stock outstanding.

(2) Based solely on information reported in a Schedule 13G filed with the SEC on February 13, 2020 by Fuller & Thaler Asset Management, Inc. ("Fuller & Thaler"). As reported in such filing, Fuller & Thaler has sole voting power with respect to 1,942,307 shares and sole dispositive power with respect to 1,985,016 shares.

(3) Based solely on information reported in a Schedule 13G/A jointly filed with the SEC on February 7, 2020 by Paradice Investment Management LLC and Paradice Investment Management Pty Ltd. As reported in such filing, the filers share voting power with respect to 1,408,814 shares and share dispositive power with respect to 1,803,081 shares.

CERTAIN BENEFICIAL OWNERS OF QES COMMON STOCK

To QES's knowledge, the following table and accompanying footnotes show information as of June 22, 2020 (except as noted in the footnotes below) regarding the beneficial ownership of QES Common Stock by:

- each person known by QES to beneficially own more than 5% of the outstanding shares of QES Common Stock;

- each member of the QES Board;

- each named executive officer of QES; and

- the members of the QES Board and QES's executive officers as a group.

QES has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, QES believes, based on the information furnished to QES, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of QES Common Stock that he, she or it beneficially owns.

Included in the tables below are shares over which the person could have acquired voting power or investment power within 60 days after June 22, 2020. Voting power includes the power to direct the voting of shares held, and investment power includes the power to direct the disposition of shares held. Applicable percentage ownership and voting power is based on 33,755,987 shares of QES Common Stock outstanding as of June 22, 2020.

Unless otherwise noted below and subject to the QES Support Agreement (which is further described in "The Merger Agreement — QES Support Agreement"), each of the below has sole voting and investment power over the shares of common stock reflected in the table and their address is c/o Quintana Energy Services Inc., 1415 Louisiana, Suite 2900, Houston, TX 77002.

Name of Beneficial Owner	Shares beneficially owned	Percentage of common stock outstanding[1]
5% Stockholders:		
Quintana Capital Group and its affiliates[2][3]	6,559,524	19.4%
Archer Holdco LLC and its affiliates[2][4]	9,494,306	28.1%
Geveran Investments Limited and its affiliates[2][5]	6,602,688	19.6%
Melqart Asset Management (UK) Ltd.[6]	3,288,449	9.7%
Robertson QES Investment LLC[2][7]	2,886,041	8.5%
Directors and Executive Officers:		
Christopher J. Baker	212,099	*
Keefer M. Lehner	129,702	*
Max L. Bouthillette	99,041	*
Corbin J. Robertson, Jr.[2][3][7][9]	214,749	*
Dalton Boutté, Jr.	34,903	*
Rocky L. Duckworth	34,903	*
Gunnar Eliassen	40,108	*
Bobby S. Shackouls	23,474	*
Dag Skindlo	45,313	*
Executive Officers and Directors as Group (9 persons)	10,279,857	30.5%
D. Rogers Herndon[7][8]	196,736	*

———————————

*   Represents less than 1%.

(1) Applicable percentage ownership is based on 33,755,987 shares of QES Common Stock outstanding as of June 22, 2020.

(2) Based on a Schedule 13D/A jointly filed with the SEC on May 13, 2020 (the "Control Group 13D") by Quintana Capital Group, L.P., Quintana Capital Group GP Ltd., Quintana Energy Partners, L.P., Quintana Energy Partners — QES Holdings, LLC, Quintana Energy Fund — FI, LP, Quintana Energy Fund — TE, LP, Quintana Energy Partners, L.P., Quintana Energy Partners — QES Holdings, L.L.C., QEP Management Co., L.P., QEP Management Co. GP, LLC, Robertson QES Investment LLC, Corbin J. Robertson, Jr., Archer Limited, Archer Assets UK Limited, Archer Well Company Inc., Archer Holdco LLC, John Fredriksen, C.K. Limited, Greenwich Holdings Limited, Famatown Finance Limited and Geveran Investments Limited (together, the "Control Group"). As of June 22, 2020, the Control Group held 25,757,308 shares of QES Common Stock, representing 76.30% of the QES's outstanding common stock. Each member of the Control Group may be deemed to have shared voting power and beneficial ownership over these shares by virtue of the Second Amended and Restated the Equity Rights Agreement, as of February 13, 2018, by and among Quintana Energy Services Inc., Quintana Energy Partners — QES Holdings L.L.C., Quintana Energy Fund — FI, LP, Quintana Energy Fund — TE, LP, Archer Holdco LLC, Geveran Investments Limited and Robertson QES Investment LLC.

(3) Pursuant to the Control Group 13D, includes 5,345,505 shares of QES Common Stock for which Quintana Energy Partners — QES Holdings, L.L.C. is the record owner, 795,018 shares of QES Common Stock for which Quintana Energy Fund — TE, LP is the record owner, and 319,001 shares of QES Common Stock for which Quintana Energy Fund — FI, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners — QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund — FI, LP and Quintana Energy Fund — TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners — QES Holdings, L.L.C., Quintana Energy Fund — TE, LP and Quintana Energy Fund — FI, LP. The board of directors of Quintana Capital Group GP Ltd. consists of Paul Cornell, Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each of Corbin J. Robertson III and William K. Robertson are the children of Corbin J. Robertson. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. Corbin J. Robertson, Jr., as a member of the board of directors of Quintana Capital Group GP Ltd., may be deemed to beneficially own these shares due to his additional rights regarding the management of Quintana Capital Group GP Ltd. QEP Management Co., LP is the record owner of 100,000 of these shares. QEP Management Co. GP, LLC, the general partner of QEP Management Co., LP, may also be deemed to be the beneficial owner of these shares. The board of managers of QEP Management Co. GP LLC consists of Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each of Corbin J. Robertson III and William K. Robertson are the children of Corbin J. Robertson, Jr. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. Corbin J. Robertson, Jr., as a member of the board of managers of QEP Management Co. GP, LLC, may be deemed to beneficially own these shares due to his additional rights regarding the management of QEP Management Co. GP, LLC.

(4) Pursuant to the Control Group 13D, Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. The board of directors of Archer Limited consists of Kjell-Erik Østdahl, James O'Shaughnessy, Giovanni Dell'Orto, Kristian Melhuus, and Peter J. Sharpe, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Archer Holdco LLC is 5510 Clara Rd., Houston, Texas 77041.

(5) Pursuant to the Control Group 13D, Geveran Investments Limited is the record holder of 4,602,688 of these shares and its affiliate, Famatown Finance Limited, is the record holder of 2,000,000 of these

LEGAL MATTERS

The validity of the shares of KLXE Common Stock offered hereby will be passed upon for KLXE by Freshfields Bruckhaus Deringer US LLP.

EXPERTS

The financial statements as of January 31, 2020 and 2019, and for each of the three years in the period ended January 31, 2020 and the related financial statement schedule included in this Registration Statement, and the effectiveness of KLX Energy Services Holdings, Inc. and subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Quintana Energy Services, Inc. as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS

KLXE

Proposals of stockholders intended to be presented at the KLXE annual meeting of stockholders to be held in 2021 pursuant to Rule 14a-8 under the Exchange Act must be received by the Secretary of KLXE at its executive offices no later than March 3, 2021 to be considered for inclusion in KLXE's proxy materials for that meeting. That date is 120 calendar days before the one-year anniversary of the June 29, 2020 release date for this joint proxy statement/prospectus. For notice of a stockholder proposal to be considered timely, but not included in the proxy materials for the KLXE Annual Meeting of stockholders in 2021 or 2022, a stockholder's proposal must be delivered to, or mailed and received by, the Secretary of KLXE in accordance with Section 2.09 of the KLXE Bylaws.

QES

QES held its 2020 annual meeting of stockholders on May 12, 2020. QES will only hold an annual meeting of stockholders in 2021 if the merger is not completed. If the merger is not completed, proposals of stockholders intended to be presented at the QES annual meeting of stockholders to be held in 2021 pursuant to Rule 14a-8 under the Exchange Act must be received by the Secretary of QES at QES's principal executive offices no later than November 27, 2020, which is 120 calendar days before the one-year anniversary of the March 27, 2020 release date of the QES proxy materials for the QES 2020 annual meeting of stockholders. For notice of a stockholder proposal to be considered timely, but not included in the proxy materials for the QES annual meeting of stockholders in 2021, a stockholder's proposal must be received by the Secretary of QES in accordance with Section 2.11 of the QES Bylaws. For more information regarding stockholder proposals for the QES 2021 annual meeting of stockholders, see the "Stockholder Proposals" section of QES's Definitive Proxy Statement on Schedule 14A filed with the SEC on March 27, 2020, which is incorporated herein and attached as Annex Q.

ANNEX C — AMENDMENT TO KLXE LONG TERM INCENTIVE PLAN

Amendment No. 1 to the
KLX Energy Services, Inc. Long-Term Incentive Plan

This Amendment No. 1 ("Amendment") to the KLX Energy Services, Inc. Long-Term Incentive Plan (the "Plan") is made and adopted by the KLX Energy Services, Inc. (the "Company"), subject to approval of the stockholders of the Company. Capitalized terms used and not defined herein shall have the meanings given thereto in the Plan.

WHEREAS, on September 13, 2018, the Board adopted, and the sole stockholder of the Company approved, the Plan;

WHEREAS, pursuant to Section 16 of the Plan, the Board may amend the Plan at any time, contingent on approval by the stockholders of the Company if stockholder approval is required under applicable laws, rules and regulations, including the rules of Nasdaq;

WHEREAS, the Board has determined that it is advisable and in the best interest of the Company to amend the Plan to increase the number of Shares authorized for issuance under the Plan by 6,250,000; and

WHEREAS, the Board has determined that it is advisable and in the best interest of the Company to amend the Plan to provide that during any calendar year no Non-Employee Director shall be granted Awards with an aggregate grant date fair value in excess of $500,000.

NOW, THEREFORE, BE IT RESOLVED THAT the Plan is hereby amended as follows, subject to approval by the stockholders of the Company:

1. Share Limit. The first sentence of Section 5(a) of the Plan is hereby deleted in its entirety and replaced with the following:

"Subject to adjustment in accordance with Section 13 of the Plan, the maximum aggregate number of Shares that may be issued in respect of new Awards granted under the Plan shall be 9,475,000, which includes Shares underlying Substitute Awards."

2. Director Limit. The following sentence is hereby inserted as Section 5(c) of the Plan:

"Notwithstanding any provision to the contrary in the Plan or in the Company's Non-Employee Director Equity Compensation Policy, the maximum aggregate grant date fair value of Awards granted to a Non-Employee Director during any calendar year shall be $500,000."

3. Effect on the Plan. Except as expressly modified by this Amendment, all other terms and provisions of the Plan shall be unchanged and shall remain in full force and effect.

4. Governing Law. Except as to matters of federal law, this Amendment and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware (other than its conflict of law rules).

This Amendment was adopted and approved by the Board on [•], 2020.

ANNEX D — AMENDMENT TO KLXE EMPLOYEE STOCK PURCHASE PLAN

Amendment No. 1 to the
KLX Energy Services, Inc. Employee Stock Purchase Plan

This Amendment No. 1 ("Amendment") to the KLX Energy Services, Inc. Employee Stock Purchase Plan (the "Plan") is made and adopted by the KLX Energy Services, Inc. (the "Company"), subject to approval of the stockholders of the Company. Capitalized terms used and not defined herein shall have the meanings given thereto in the Plan.

WHEREAS, on September 13, 2018, the Board of Directors adopted, and the sole stockholder of the Company approved, the Plan;

WHEREAS, pursuant to Section 16 of the Plan, the Company may amend the Plan at any time, contingent on approval by the stockholders of the Company for any amendment (x) relating to the aggregate number of shares which may be issued under the Plan (other than an adjustment provided for in Section 14 of the Plan) or (y) for which stockholder approval is required under applicable laws, rules and regulations, including, without limitation, Sections 423 and 424 of the Code; and

WHEREAS, the Board of Directors has determined that it is advisable and in the best interest of the Company to amend the Plan to increase the number of Shares authorized for issuance under the Plan by 1,500,000.

NOW, THEREFORE, BE IT RESOLVED THAT the Plan is hereby amended as follows, subject to approval by the stockholders of the Company:

1. Amendment of Section 2 of the Plan. The first sentence of Section 2 of the Plan is hereby deleted in its entirety and replaced with the following:

"Under the Plan, there is available an aggregate of not more than 1,700,000 shares of Stock (subject to adjustment as provided in Section 14) for sale pursuant to the exercise of options (*Options*) granted under the Plan."

2. Effect on the Plan. Except as expressly modified by this Amendment, all other terms and provisions of the Plan shall be unchanged and shall remain in full force and effect.

3. Governing Law. Except as to matters of federal law, this Amendment and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Florida.

This Amendment was adopted and approved by the Board of Directors on [•], 2020.

EXHIBIT INDEX

Exhibit Number		Description
2.1	—	Agreement and Plan of Merger (included as Annex A to this joint proxy statement/ prospectus that forms a part of this Registration Statement on Form S-4)
2.2	—	Distribution Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.1 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.3	—	Employee Matters Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.2 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.4	—	IP Matters Agreement, dated as of July 13, 2018, by and among KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 2.3 to KLX Inc.'s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.5	—	Unit Purchase Agreement, dated as of October 22, 2018, by and among KLX Energy Services Holdings, Inc., KLX Energy Services LLC, District 5 Investments, LP, 3M Capital, Inc. and Marco D. Davis (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K (File No. 001-38609) filed with the SEC on October 22, 2018)
3.1	—	Amended and Restated Certificate of Incorporation of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)
3.2	—	Amended and Restated Bylaws of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K/A (File No. 001-38609) filed with the SEC on May 29, 2020)
4.1	—	Indenture, dated October 31, 2018, among KLX Energy Services Holdings, Inc., as the issuer, KLX Energy Services LLC, KLX RE Holdings LLC and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K (File No. 001-38609) filed with the SEC on November 1, 2018)
4.1.1	—	First Supplemental Indenture, dated November 16, 2018, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiary named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1.1 the Registrant's Annual Report on Form 10-K (File No. 001-38609) filed with the SEC on March 21, 2019)
4.1.2	—	Second Supplemental Indenture, dated May 13, 2019, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on August 22, 2019)
4.2	—	Form of 11.500% Senior Secured Notes due 2025 (included in Exhibit 4.1)
5.1**	—	Opinion of Freshfields Bruckhaus Deringer US LLP regarding the validity of the securities being registered
10.1	—	Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant's Registration Statement on Form 10 (File No. 001-38609) filed with the SEC on August 15, 2018)

Exhibit Number		Description
99.6**	—	Consent of Dag Skindlo to be named as a director upon completion of the merger
99.7	—	Form of Proxy Card for Annual Meeting of KLX Energy Services Holdings, Inc.
99.8	—	Form of Proxy Card for Special Meeting of Quintana Energy Services Inc.
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Taxonomy Extension Schema Document
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	XBRL Extension Labels Linkbase
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase Document

———————————————

*   Management contract or compensatory plan.

**   Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wellington, State of Florida, on June 25, 2020.

KLX ENERGY SERVICES HOLDINGS, INC.

/s/ Thomas P. McCaffrey
_____
Thomas P. McCaffrey
President, Chief Executive Officer and Chief
Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on June 25, 2020.

/s/ Thomas P. McCaffrey _____ Thomas P. McCaffrey	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)
/s/ Heather M. Floyd _____ Heather M. Floyd	Vice President — Finance and Corporate Controller (Principal Accounting Officer)
/s/ * _____ John T. Collins	Chairman
/s/ * _____ Amin J. Khoury	Director
/s/ * _____ Richard G. Hamermesh	Director
/s/ * _____ Benjamin A. Hardesty	Director
/s/ * _____ Stephen M. Ward, Jr.	Director
/s/ * _____ Theodore L. Weise	Director
/s/ * _____ John T. Whates, Esq.	Director

By: /s/ Thomas P. McCaffrey
_____
Thomas P. McCaffrey
Attorney-In-Fact